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PEARSON

Annual Report and Accounts 2007



Pearson is a world leader in education, business information and consumer publishing. We help children and adults to learn, business people to make good decisions, readers to enjoy a good book. Our aim is to help all of them understand the world a little better and enjoy doing it – what we call 'education in the broadest sense of the word'.

We've consistently grown the company by investing in content, technology, international expansion and efficiency gains. In 2007, that strategy and investment focus produced the best results in Pearson's 164-year history – and helped millions of our customers get on in their lives.

Contents

Notes

Throughout this document (unless otherwise stated): Growth rates are stated on an underlying basis (i.e. excluding currency movements and portfolio changes). The business performance measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes 2, 8 and 32 to the annual report. Dollar comparative figures have been translated at the year end rate of $1.99:£1 sterling for illustrative purposes only.

Reliance on this document

Our Business Review on pages 8 to 24 has been prepared in accordance with the Directors' Report Business Review Requirements of section 234ZZB of the Companies Act 1985. It also incorporates much of the guidance set out in the Accounting Standards Board's Reporting Statement on the Operating and Financial Review.

The intention of this document is to provide information to shareholders and is not designed to be relied upon by any other party or for any other purpose.

Forward-looking statements

This document contains forward-looking statements which are made by the directors in good faith based on information available to them at the time of approval of this report. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

Financial Highlights: Record Results in 2007

Adjusted earnings per share	Operating cash flow	Return on invested capital	Dividend
46.7p / *92.9¢*	£684m / *$1,361m*	8.2%	31.6p / *62.9¢*
+8%	+19%	+0.2% pts	+7.8%

	2007		2006		Headline growth %	Underlying growth %
	£m	*$m*	£m	*$m*		
Business performance						
Sales	4,218	*8,394*	4,051	*8,061*	4	6
Adjusted operating profit	634	*1,262*	592	*1,178*	7	14
Adjusted profit before tax	549	*1,093*	502	*999*	9	–
Adjusted earnings per share	46.7p	*92.9¢*	43.1p	*85.8¢*	8	–
Operating cash flow	684	*1,361*	575	*1,144*	19	–
Operating free cash flow	533	*1,061*	434	*864*	23	–
Return on invested capital	8.2%	–	8.0%	–	0.2% pts	1.0% pts
Net debt	973	*1,936*	1,059	*2,107*	(8)	–

	2007		2006		Headline growth %	Underlying growth %
	£m	*$m*	£m	*$m*		
Statutory results						
Sales	4,162	*8,282*	3,990	*7,940*	4	–
Operating profit	574	*1,142*	522	*1,039*	10	–
Profit before tax	468	*931*	448	*892*	4	–
Basic earnings per share	35.6p	*70.8¢*	55.9p	*111.2¢*	(36)	–
Basic earnings per share – continuing	39.0p	*77.6¢*	52.7p	*104.9¢*	(26)	–
Cash generated from operations	659	*1,311*	621	*1,236*	6	–
Dividend per share	31.6p	*62.9¢*	29.3p	*58.3¢*	7.8	–

Growth rates are stated on an underlying basis (i.e. excluding currency movements and portfolio changes) unless otherwise stated. The business performance measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes 2, 8 and 32 to the annual report. Dollar comparative figures have been translated at the year end rate of $1.99:£1 sterling for illustrative purposes only.

Sales: Total £4,218m / *$8,394m*

+6%



Higher Education: 19%
£793m / $1,578m
Professional: 9%
£354m / $704m
Penguin: 20%
£846m / $1,684m
School: 36%
£1,537m / $3,059m
FT Group: 16%
£688m / $1,369m



RoW: 3%
£118m / $235m
Asia: 8%
£351m / $698m
Europe: 26%
£1,102m / $2,193m
North America: 63%
£2,647m / $5,268m

Adjusted operating profit: Total £634m / *$1,262m*

+14%



Higher Education: 25%
£161m / $320m
Professional: 7%
£42m / $84m
Penguin: 12%
£74m / $147m
School: 32%
£203m / $404m
FT Group: 24%
£154m / $307m



RoW: 4%
£26m / $51m
Asia: 6%
£37m / $74m
Europe: 19%
£123m / $245m
North America: 71%
£448m / $892m

Chairman's Statement

Share price performance – 1 year

% change
01.01.07 – 31.12.07


Pearson -5.1%
FTSE 100 +3.8%
FTSE All-Share Media -1.2%
DJ Stoxx Media -5.8%

Share price performance – 3 year

% change
01.01.05 – 31.12.07


Pearson +16.5%
FTSE 100 +34.1%
FTSE All-Share Media +8.5%
DJ Stoxx Media +13.7%

Dear shareholder,

Our goal at Pearson is to increase the value of your company for the long term.

So we look back on 2007 with somewhat mixed feelings: pride in our financial and operational performance, tempered by disappointment that we did not sustain the steady share price increases of recent years.

The results we describe in this report include record operating profits, record earnings per share and record operating cash flow. Our return on invested capital – the ultimate test of whether we are generating a return on all the capital invested in the company – moved up to 8.2%, even as we made some significant acquisitions to extend the breadth and worldwide leadership of our education company.

I'd like to thank and congratulate everyone who works at Pearson for their dedication and success in 2007. These are remarkable results – and all the more so because they were achieved against the headwind of a 9% decline in the value of the US dollar, our principal trading currency, against the pound.

But that performance brought little immediate reward in share price terms. Amid more turbulent market conditions than we have seen for some years, the value of our shares declined by 5%. That compares with a 4% increase in the FTSE100 and a 1% decline in the FTSE Media Index. Including our dividend, our total return to shareholders was marginally negative at -2%. So, while we were producing those record results, shareholder value was affected by a series of external factors – the dramatic downturn in credit markets; the reaction of equity markets; the further weakening of the US dollar; the perceived cyclicality of the media sector in more uncertain macroeconomic conditions.

History tells us that bear markets can bring a silver lining for long-term investors – the chance to acquire quality companies at historically attractive multiples and yields. We continue to believe that, in the long term, sustained growth in earnings, cash and returns will be the most reliable way for Pearson to increase shareholder value. So let me highlight some of the indicators I find encouraging.

1. First of all, our excellent results in 2007 were not a one-off; they build on a trend of consistently strong growth. Over the past five years, our operating profit growth has averaged 15% each year (at constant exchange rates), our adjusted earnings per share growth has averaged 14%, and our operating cash flow has more than doubled to £684m.

Total shareholder return – 1 year

% change
01.01.07 – 31.12.07


Pearson -1.6%
FTSE 100 +7.4%
FTSE All-Share Media +1.3%
DJ Stoxx Media -5.8%

Total shareholder return – 3 year

% change
01.01.05 – 31.12.07


Pearson +30.1%
FTSE 100 +48.4%
FTSE All-Share Media +16.8%
DJ Stoxx Media +13.7%

2. Second, that track record is the result of an effective organic growth strategy. That is to invest behind our world-leading market positions, building on the content, technology and international growth opportunities of each one of our companies, at the same time as we make the business more efficient.

3. Third, we can see that strategy paying off in every part of Pearson. It is particularly pleasing to see substantial profit growth at Penguin (up 20%) and FT Publishing (up 85%) adding to the consistent upward trends at Pearson Education (up 9%) and Interactive Data (up 13%).

4. Fourth, we are steadily shifting capital towards our most attractive growth opportunities. We began the year by selling our Government Solutions business and continued with a series of disposals of companies that we viewed as no longer central to our long-term strategy. They included Les Echos in France and, early in 2008, FT Deutschland and our US Data Management (Scanners) business. Meanwhile, we acquired new companies that bring us hugely valuable content, international reach and technology – the Harcourt international education and educational testing companies and eCollege, a pioneer in online distance learning.

5. Fifth, and at the heart of everything we do, we made significant advances in the value we bring to our customers through our content, technology and services. There are many examples all around Pearson – from the FT's outstanding and indispensible coverage of the turmoil in global credit markets; to Penguin's uncannily timely publication of Alan Greenspan's memoirs; to our education company's pioneering use of technology to advance student success.

Examples like those remind us that Pearson plays a unique and valuable role in society. Thank you for making that possible.

We begin 2008 with a good strategy, strong businesses and healthy trading momentum. We are certainly living through a more uncertain economic environment and more nervous stock markets. Our focus will be on serving our customers, building our business and producing consistent financial progress, in the belief that those, over the long term, are the surest path to value creation.

As always, I look forward to seeing as many of you as possible at our annual shareholders' meeting.



Glen Moreno, *Chairman*

Chief Executive's Review

Dear shareholder,

This year, just as last year, Pearson's results are a record. I'm sure I don't have to tell you that they're due to the ingenuity and dedication of the 32,000 people who work in Pearson, nearly all of whom are owners of this company just like you. We all thank you for the trust and confidence you've placed in us by investing in the company.

We're proud of the numbers in this report, but they signify something more than one good year. They're a trend – one more point on a consistent upward march. That makes them not just a footnote to the past, but a source of confidence in the future.

Our last five years make the point:

- Operating profit has increased from £416m to £631m, at an annual growth rate of 15% (at constant exchange rates).
- Adjusted earnings per share are up from 27.6p to 46.7p, an annual rate of 14%.
- We have more than doubled the cash we produce from operations, from £318m to £684m.
- The return we make on the capital we invest is up from 6% to 8.2%, and now above our cost of that capital.
- And we have increased the dividend by an average of 6% each year. In fact, our record of increasing the dividend above the rate of inflation is now an unbroken 16 years.

I hope the consistency is reassuring to you. It's encouraging to the shareholders who work here, because it validates much of the work we've done to change the company. We had a few goals in mind as we did that: we wanted to make Pearson a cohesive company, rather than a collection of companies; a company of reliable and durable financial performance; a company with big growth possibilities; and a leader and innovator in its markets.

While we've made great progress toward those goals, we're still on the move in that same direction. We don't see any reason to slow down; and the success so far just makes us want to move faster with a strategy that's working well.

That strategy has four parts:

- creating the most compelling content;
- using technology to make our products more useful and more valuable;
- being a truly international company; and
- generating the firepower through efficiency to invest in those goals.

We apply that same strategy across all parts of Pearson. I hope those numbers tell you that it's working; but I'd like to show you how with some highlights from this past year.

Content, de-throned?

People in the media world used to assert that 'content is king'. Today many experts would have you believe that technology has staged a bloody coup and taken the throne.

Pearson is still in the court, somewhere in the middle. We're happy with our rich history as a 'content' company which stretches back to the first Longman English dictionary of 1725; the forerunners of the current *Financial Times* in the late 19th Century; and the first Penguin paperbacks in the 1930s. But today our challenge is to live up to the creative standards of those illustrious predecessors; and at the same time to make what we do relevant and useful to our customers of today. That brings a slightly different attitude toward 'content' and what we should be doing with it.

Adjusted earnings per share



46.7p / *92.9¢*
+8%
46.7p
43.1p
34.1p**
27.5p**
27.6p**
03
04
05
06
07

Adjusted operating profit



£634m / *$1,262m*
+14%*
£634m
£592m
£506m
£426m
£447m
03
04
05
06
07

Operating cash flow



£684m / *$1,361m*
+19%
£684m
£575m
£570m
£418m
£318m
03
04
05
06
07

Return on invested capital



8.2%
+0.2% pts
8.2%
8.0%
6.7%
6.2%
6.0%
03
04
05
06
07

* Underlying growth
** As reported (before restatement for tax deductibility of goodwill amortisation)

Our investment in content has been steady and unrelenting, even when that has been out of fashion. In each of the past four years, that investment has topped $1bn.

We sustained our investment in journalism at the *Financial Times*, even when it was making losses during a savage advertising downturn. We believed that a brand built on quality for over a century should sustain its editorial values – and weather the short-term consequences. And it has: profits at FT publishing were up 85% to £56 million last year.

At the newspaper and FT.com our depth of insight in the financial markets made us the place to come for news and analysis of the mortgage crisis and the global credit crunch, the biggest business story in years. We refreshed our design and we introduced to our readers a stable of new writers. All its wonderful content earned the FT many accolades, from the *Newspaper of the Year* title to the biggest accolade of all: a growing audience of readers, in print and online.

Penguin, the UK's *Publisher of the Year*, made bestsellers of some of the books by the world's best-known authors and thinkers – and created some new superstars along the way:

- Just as the world was waking up to that global credit crunch, Alan Greenspan's *The Age of Turbulence* came out and was snapped up by one million buyers – and bemused investors – all over the world.
- No one has done more to explain life in Afghanistan than Khaled Hosseini, who followed up *The Kite Runner* with another wonderful story, *A Thousand Splendid Suns*, this past year.
- And Kim Edwards' first novel, *The Memory Keeper's Daughter*, was a bestseller in the US, Canada, Australia and the UK, and a story that will stick with us for a long time.

Our largest investment of all was in our education business. Here our bestsellers might be a little less famous than those in Penguin, but they are no less valuable to their readers. For instance, we had a new edition of Reading Street, last year's leading programme for America's elementary school students. It helps teachers lay a foundation of reading skills and, we hope, inspires children to love reading all their lives.

We also extended our programmes that help people of all ages learn English, enrolling such familiar characters as Donald Duck and Buzz Lightyear in the effort through our worldwide elementary school programme, English Adventure, now used in 60 countries from Argentina to Yemen.

We extended and modernised many of the bestsellers that have been central to the learning and understanding of each generation of college students, in subjects from ancient history to computer science; fundamentals of biology to applied healthcare; mathematics to accounting and finance; creative writing to literature; social science to marketing.

And with our acquisition of Harcourt's assessment and testing business, we took on some of the most popular and reliable assessments of educational skills and intellectual progress, among them the Stanford Achievement Test and the Wechsler Intelligence Scale.

Technology, made central

Proud as we are of that kind of content, for some years now we've insisted that it is not enough. Today our customers expect products and services that are built to meet their needs and easy to use. Our education customers, for example, are asking for 'solutions,' not textbooks. Technology helps us create those.

For decades, the end-of-term or end-of-year test has come too late for too many students. If a test can establish how each child is learning, and pinpoint where he might be falling behind, why would anyone wait until the end of the course to check? Shouldn't the teacher take that information along the way, analyse it and use it to accelerate the student's learning?

That is precisely the 'solution' that has been our strategy, and a new generation of our education products provide that. For college students, our 'MyLabs' are online programmes that allow each student to practice new concepts at their own pace, in their own time. The software records their responses to practice test questions and intervenes: if a student shows he's mastered one kind of problem, he moves on quickly; if he seems to be struggling, we slow him down, serve up more practice and help him discover strategies to find the right answers. In educational jargon, this is known as 'adaptive learning': the path to learning is built around the student.

Not surprisingly, demand for these kinds of services is growing very fast. We now cover about 40 of the main disciplines for university-level courses, and students who buy the programmes are really using it – usage has grown 50% a year for the past five years. And we believe the opportunity is a worldwide one: these MyLabs are now available in more than 50 countries.

And that kind of service is valuable to younger students, too. In 2006 we unveiled a revolutionary new kind of school programme for California: a digital service allowing teachers to fashion their lessons from a rich mix of video, audio, class exercises, tests and digital books. That social studies programme was a huge hit, so this year we've applied a similar approach to mathematics, one of the biggest and most important subjects in any country's school curriculum. This new programme, enVisionMATH, blends beautiful graphics, animation and text to get young children inspired about learning maths. It's a little too early to know how this new experiment will fare – but so far the teachers are excited, and that means we are too.

Digital products like these now account for $1.3bn or about 25% of our total education sales. Today Pearson is a technology company, as much as we are an 'education' or 'publishing' or 'media' company.

Those kinds of changes are taking place at Penguin, too. Travel guides, for example, are still much in demand, but technology now allows travellers to create their own customised travel guides with Dorling Kindersley material.

And last year we created what we like to refer to as 'the most written novel in history,' a Wikinovel called *A Million Penguins* that attracted online contributions from nearly 1,500 people – who made over 11,000 edits. In Britain, a new Penguin social networking site called 'Spinebreakers' is run by teenagers, and it's not only inspiring them to read books and write about books; it's helping Penguin to get a deeper understanding of the reading habits of young people.

Perhaps helped along by these kinds of conversations, online sales of Penguin books grew rapidly last year, through both our own websites and other online retailers such as Amazon.

In the Financial Times Group, great content was not confined to pink paper. We started new features on FT.com like our live markets blog Alphaville and 'View From the Top', a regular video interview with business leaders. Monthly unique users of FT.com were up 30%, with a 2007 average of 5.7 million users.

Interactive Data, our financial information company, grew its sales by 8% as it introduced new services – for example, delivering information about mergers, tender offers and rights offerings for securities throughout the day. Meanwhile our new addition Mergermarket provided must-have intelligence about potential deals for companies, bankers, lawyers and advisers. Its revenue grew by more than half and more than 90% of its customers renewed their subscriptions.

And to that online library of sources, the FT Group added new companies – Money-Media for the fund management market and Exec-Appointments in the recruitment field. These moves have not only given us new growth possibilities, they've also diversified our revenues away from print advertising, notoriously vulnerable to economic cycles. In 2000 some 52% of the FT Group's revenue was from advertising; now it has just 30%, even though its advertising has grown in the last few years.

Flatter, and wiser

Content and technology are big opportunities for us, and we're pursuing them intently. But for a company that is the world leader in learning and information of all kinds from kindergarten children to adults, there may be a bigger opportunity still.

While developing countries are home to 80% of the world's population, only half the world's college students come from those nations. Globally, adult illiteracy is estimated at around 800 million people and about half the world's population will be speaking or learning English – the global language of business and international politics – over the next decade.

So, in every part of Pearson, we're stepping up our efforts to be a truly international company.

At Penguin, we're publishing more books on a worldwide basis at the same time as we build our presence in fast-growing markets like India, China and parts of Africa. Last year, Penguin announced plans to publish its first Penguin Classics in Mandarin. Meanwhile, we've taken Jiang Rong's *Wolf Totem* – a huge bestseller in China and the winner of the inaugural Man Booker Asian Literary Prize – and we're publishing it in English around the world this year.

During our celebration of Penguin's 20th anniversary in India last year, we agreed on a strategy to invest heavily in that country, as a vibrant source of writing talent and as a centre for high-quality publishing services like design, technology and software development, many of which we already use in our business around the world.

This kind of international outlook features heavily on every page of the *Financial Times*. Its whole mission in life is international: to explain and illuminate business, finance and politics in a global context. That attitude sets the FT apart both editorially and commercially.

In circulation, last year the US overtook the UK as the FT's biggest single market. (I know of only one other newspaper anywhere in the world, *The Economist*, which has achieved the feat of selling more copies outside its home market than inside.) In advertising, we are providing global companies the ability to talk to the world's senior decision-makers in business and politics on a worldwide basis – and that's a valuable niche. That explains the consistent increase in the FT's advertising for each of the past three years.

In education, we have steadily grown the sales and profits of our international (meaning non-US) businesses. We've had particular success in English Language Teaching through the world-famous Longman brand; in investing in local editions of our major textbook programmes for school, college and professional students; in school testing in the UK through Edexcel and in professional qualifications and testing worldwide; and in digital programmes.

This past year we accelerated that strategy through the acquisition of the Harcourt International education businesses. That makes us the leading school publishing company in the UK, and it extends our strong positions in key markets including Australia, New Zealand and South Africa.

Meanwhile eCollege, our recently-acquired online distance learning company, has a big opportunity to become international now that it is a part of our worldwide education business.

Altogether, our education businesses outside America had sales of close to $2bn this past year – and we believe the worldwide demand for skills and learning can keep pushing that number higher.

Leaner, and stronger

We have the firepower to do all this – invest in high-quality content, innovative technology and international expansion – for one reason. Pearson has become much more efficient in the way we do business because we've become a cohesive company.

Today we have a strong centralised operations structure, in charge of quality and efficiency in a whole range of centrally-purchased and administered services across technology, property, warehousing, distribution, printing and many other areas. In some markets our book publishing companies operate as one business. In almost every one they now share warehouses and distribution and anything else they can.

So while sales growth was strong last year, up an underlying 6%, increased efficiency meant that profit growth was especially rapid, up 14%, with excellent results across all our businesses. On an underlying basis, adjusted operating profit rose 9% in education, 20% at Penguin and 30% at the FT Group.

Our overall profit margin increased last year to 15% – from 10.8% just three years ago – reflecting broad margin improvement across every business.

And by reducing the cash that's tied up in our businesses, we lowered our working capital-to-sales ratio for the sixth straight year to 25.6% last year – compared to 31.9% in 2001.

The numbers, and more

Our goal has been to create a kind of virtuous circle – to take those efficiency savings and to invest them in the kind of content, technology and international expansion that can sustain our growth. So far, that circle is spinning nicely, and we're determined to move it faster.

But as we've said many times before, our goal as a company goes beyond those financial targets, as crucial as they are to our continued progress. In a company like ours, our profits endure and grow as the result of our seeing the broader picture – working for a broader purpose than profits. Whether that is helping a child learn to read; helping a teacher inspire her class; helping a business person understand the markets and make good decisions about them; helping a professional move on in his career; helping a talented writer to find her voice and her audience. Helping people make progress in their lives.

We're extremely proud of what we accomplished in 2007, in improving both our financial performance and our customers' lives. And we're confident that the steps we took last year to bolster all our strategies will yield even more in 2008. That is the kind of progress we can all look forward to celebrating.



Marjorie Scardino, *Chief executive*

Our Business and Society

Welcome to our report on 'Business in Society' for 2007.

As Marjorie describes in her review, as an education and information company almost all our products and services help our customers succeed and get on in their lives whether it's through formal education, lifelong learning or intellectual stimulation. Our goal is simple: to be a socially responsible company that has a positive impact on society.

Each year we set out targets to help us focus on the way we impact on society across the company and across the world. Here you can see how we performed against these targets last year and our new ones for 2008. There were several particular highlights in 2007.

We are rapidly increasing our commitment to digital products and services – nowhere more so than in our education business, where we lead our industry in developing new 'adaptive learning' products which use interactive technology to zero in on the needs of individuals. These services can deliver significant learning gains and help schools and colleges to be even more responsive to their students.

We made good progress towards our aim of becoming climate neutral across all of our operations by the end of 2009. Of course, there is still a lot more to do, and the innovative use of technology will play an important part in helping us reach our goal.

It is central to our strategy that we should become a more international and more diverse organisation. We have stepped up our efforts to achieve this – launching, for example a new development programme to swap people between our companies and between countries primarily on short-term assignments.

The Pearson Foundation continued its work partnering with leading businesses and not-for-profit organisations to support education and literacy across the globe. The FT's seasonal campaign once again raised money for the charity Camfed, with readers and staff donating over £1.6m for the charity which is dedicated to providing better educational opportunities for girls across Africa. We extended our Booktime programme in the UK to encourage adults and children to read together and again helped set a new world record with Jumpstart's Read for the Record campaign in the US. We were also awarded a Big Tick by the UK's Business in the Community – an award of excellence which recognises companies' social impact and, in Pearson's case, the use of technology to transform student learning.

You can find further details about these and our other activities online in our full CSR report at:
www.pearson.com/community/csr_report2007

We welcome any comments or suggestions you have, which can be sent to me at david.bell@pearson.com

Our targets for 2007

Maintain our position in the key indices of social responsibility.	Achieved
Expand the environmentally friendly book packaging options to distribution centres outside our key markets of the US and UK.	Ongoing
Continue our environmental and labour standards auditing programme with our printers in Asia, the Far East and parts of continental Europe.	Achieved
Continue to advance our programme for independent certification of the paper we purchase for our books and newspapers.	Achieved
Continue the process of becoming a climate neutral company with a view to completing that process globally by the end of 2009.	Ongoing
Continue our commitment to build a truly international business by helping more of our people experience a new country on a short-term assignment, with our developing markets as priority.	Ongoing
Show evidence of progress in retention of people with diverse backgrounds for both entry level and management positions.	Ongoing
Launch the Pearson Foundation Development Fund to support our businesses in their work with community-based programmes around the world.	Achieved
Work with the UK government to extend our flagship community programme Booktime; build on the success of Read for the Record with Jumpstart in the US.	Achieved

Our plans for 2008

Maintain our position in the key indices of social responsibility.
Expand our individual company environmental committees into our US and other businesses, directly involving many more of our people.
Continue our environmental and labour standards auditing programme, revisiting our printers in Asia, North America and parts of Europe.
Continue the process of becoming a climate neutral company with a view to completing that process globally by the end of 2009.
Audit the social and environmental policies and impact of companies acquired in 2007 and set out plans to integrate them into Pearson's framework for corporate responsibility.
Accelerate our commitment to build a truly international business by helping more of our people experience a new country on a short-term assignment, with our developing markets as a priority.
Show evidence of progress in retention of people with diverse backgrounds for both entry level and management positions.
Launch the Pearson International Education Summit, bringing together global education leaders to identify and share exemplary educational practices.
Use the Pearson Foundation Development Fund to work with our businesses in Africa, India, and Asia to provide training and support for local teachers in developing communities.
Build on the success of our ongoing Booktime and Read for the Record Campaigns to showcase the importance of early reading for young people everywhere.

David Bell, *Director for people*

Business Review

About Pearson

Pearson is an international media and education company with world-leading businesses in education, business information and consumer publishing.

We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We increasingly offer services as well as content, from test administration and processing to teacher development and school software.

Though we operate in 60 countries around the world, today our largest markets are the US (59% of sales) and Europe (26% of sales) on a continuing basis.

Our businesses

Pearson consists of three major worldwide businesses:

Pearson Education is the world's leading education company. We are a leading publisher of textbooks, supplementary learning materials and electronic education programmes for teachers and students of all ages, and we play a major role in the testing and certification of school students and professionals. Pearson Education operates through three worldwide segments, serving School, Higher Education and Professional markets.

The Financial Times Group is a leading provider of international business and financial news, data, comment and analysis, in print and online. It has two major parts:

- FT Publishing includes the *Financial Times* and FT.com, one of the world's premier sources of business information, alongside a portfolio of financial magazines. It also includes an online financial information business Mergermarket, which provides early stage intelligence to financial institutions and corporates, as well as several joint ventures and associates including 50% of both The Economist Group and the FTSE index business.
- Interactive Data provides specialist financial data to financial institutions and retail investors. Pearson owns a 62% interest in Interactive Data, which is publicly listed on the New York Stock Exchange (NYSE:IDC).

The Penguin Group is one of the world's foremost English language publishers. We publish the works of many authors in an extensive portfolio of fiction, non-fiction and reference titles, under imprints including Penguin, Hamish Hamilton, Putnam, Berkley, Viking and Dorling Kindersley.

Our strategy

Over the past decade we have transformed Pearson by focusing on companies which provide 'education' in the broadest sense of the word; companies that educate, inform and entertain. Through a combination of organic investment and acquisitions, we have built each one of our businesses into a leader in its market, and have integrated our operations so that our businesses can share assets, brands, processes, facilities, technology and central services.

Our goal is to produce sustainable growth on our three key financial measures – adjusted earnings per share, cash flow and return on invested capital – which we believe are, together, good indicators that we are building the long-term value of Pearson.

We do this by investing consistently in four areas, which are common to all our businesses:

- Content We invest steadily in unique, valuable publishing content and keep replenishing it. Over the past five years, for example, we have invested $1.7bn in new content in our education business alone.
- Technology and services We invested early and consistently in technology, believing that, in the digital world, content alone would not be enough. We now generate more than $1bn in sales from technology products and services, and our testing and assessment businesses, serving school students and professionals, make more than $1.2bn of sales, up from around $200m eight years ago.
- International markets Though we currently generate around 60% of our sales in the US, our brands, content and technology-plus-services models work around the world. All parts of Pearson are investing in selected emerging markets, where the demand for information and education is growing particularly fast.
- Efficiency We've invested to become a leaner, more efficient company, through savings in our individual businesses and through a strong centralised operations structure. Over the past three years, we have increased our operating profit margins from 10.8% to 15.0% and reduced average working capital as a percentage of sales in Pearson Education and Penguin from 29.4% to 25.6%, freeing up cash for further investment.

We believe this strategy can create a virtuous circle – efficiency, investment, market share gains and scale – which in turn can produce sustainable growth on our financial goals and the value of the company. This strategy helped us to achieve another set of record results in 2007.

2007 financial overview

Pearson's three key financial measures are adjusted earnings per share, cash flow and return on invested capital. In 2007, adjusted EPS and cash flow reached record levels and we generated a further significant underlying improvement in return on invested capital.

In 2007, Pearson's sales increased by 6% to £4.2bn and adjusted operating profit by 14% to a record £634m. Every part of Pearson contributed to this profit increase, with adjusted operating profit at Pearson Education up 9%, Penguin up 20% and the FT Group up 30%. Headline earnings per share were 46.7p, up 8% (and up 15% at constant currency).

Growth rates are stated on an underlying basis, excluding the impact of currency movements and portfolio changes. In 2007 currency movements reduced adjusted sales by £228m, adjusted operating profit by £37m and adjusted earnings per share by 2.7p, whilst portfolio changes increased adjusted sales by £146m and adjusted operating profit by £22m.

We also produced record cash flows. Operating cash flow increased by 19% or £109m to £684m and operating free cash flow by £99m to £533m. Cash conversion was once again very strong at 108% of operating profit. Over the past three years, the proportion of our profits converted to cash has averaged more than 100%. The ratio of average working capital to sales at Pearson Education and Penguin improved by a further 0.7% points to 25.6%. Our return on invested capital shows a headline increase of 0.2% points (to 8.2%) and a 1.0% point underlying improvement.

Statutory results show an increase of £52m in operating profit to £574m (£522m in 2006). Basic earnings per share for continuing businesses was 39.0p in 2007 against 52.7p in 2006, largely reflecting the absence of a 2006 tax credit. Net debt was £86m lower at £973m (from £1,059m in 2006).

The board is proposing a dividend increase of 7.8% to 31.6p. Subject to shareholder approval, 2007 will be Pearson's 16th straight year of increasing our dividend above the rate of inflation.

During the year, we announced the acquisition of Harcourt Assessment and Harcourt Education International from Reed Elsevier for $950m. The transaction closed in several stages, with the final stage completed in January 2008 following clearance by the US Department of Justice. Aside from the Harcourt deal, we also announced the acquisition of eCollege in 2007, a key provider of e-learning and enrolment services to post-secondary education.

These two transactions extend Pearson's position as the world's leading education company by adding new capabilities, complementary products and further international reach.

In February 2008 Pearson completed the sale of its Data Management business to M & F Worldwide Corp. for $225m.

In December 2007, we completed the sale of Les Echos to LVMH for €240m in cash. In January 2008, we announced that we had agreed to sell our 50% stake in FT Deutschland to Gruner + Jahr. The transaction increases Gruner + Jahr's stake to 100% and is expected to complete in the first quarter of 2008.

These two transactions will allow us to focus the FT Group on the worldwide expansion of the *Financial Times* and our digital financial information business.

Key Financial Measures and Performance Indicators

Adjusted earnings per share


46.7p
43.1p*
06
07

Earnings per share generated from normal operating activities.

Operating cash flow


£684m
£575m
06
07

Cash generated in the year before tax and finance charges.

Return on invested capital


8.2%
8.0%
06
07

Post tax return generated on financing provided by shareholders.

Profit per employee


£19k
£17k
06
07

Adjusted operating profit divided by the average number of employees.

*Restated to reflect the impact of the 2007 change in tax treatment of amortisation of goodwill, 2.9p.

Note:
Throughout this review, we refer to a series of 'Key Performance Indicators' alongside our key financial measures. Management uses these indicators to track performance on non-financial measures such as market share or growth relative to our industries.

Pearson Education: overview

Pearson Education is the world's largest publisher of textbooks and online teaching materials. It serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating and effective education programmes, in print and online.

In 2007 Pearson Education had sales of £2,684m or 64% of Pearson's total. Of these, £1.9bn (70%) were generated in North America and £0.8bn (30%) in the rest of the world. Pearson Education generated 64% of Pearson's operating profit.

Pearson Education competes with other publishers and creators of educational materials and services. These competitors include large international companies, such as McGraw-Hill and Houghton Mifflin Harcourt, alongside smaller niche players that specialise in a particular academic discipline or focus on a learning technology. Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the school boards, educators and government officials making purchasing decisions.

Pearson Education

Operating profit £404m / *$804m*

+9%*


£404m
£383m
£328m
£255m
£291m
03
04
05
06
07

* Underlying growth

We report Pearson Education's performance by the three worldwide market segments it serves: School, Higher Education and Professional.

School: overview

Our School business contains a unique mix of publishing, testing and technology products, which are increasingly integrated. It generates around two-thirds of its sales in the US.

In the US, we publish high quality curriculum programmes for school students covering subjects such as reading, literature, maths, science and social studies. We publish under a range of well-known imprints that include Scott Foresman in the elementary school market and Prentice Hall in secondary.

Our school testing business is the leading provider of test development, processing and scoring services to US states and the federal government, processing some 40 million tests each year. Its capabilities will be further enhanced through the integration of the recently acquired Harcourt Assessment.

We are also the leading provider of electronic learning programmes for schools, and of 'Student Information Systems' technology which enables schools and districts to record and manage information about student attendance and performance.

In the US, more than 90% of school funds come from state or local government, with the remainder coming from federal sources. The major customers of our School business are state education boards and local school districts.

Outside the US, we publish school materials in local languages in a number of countries. We are the world's leading provider of English Language Teaching materials for children and adults, published under the well-known Longman imprint. We bolstered our position further in international markets through the recent acquisition of Harcourt Education International.

We are also a leading provider of testing, assessment and qualification services. Our key markets outside the US include Canada, the UK, Australia, New Zealand, Italy, Spain, South Africa, Hong Kong and the Middle East.

School: 2007 performance

£ millions	2007	2006	Headline growth	Underlying growth
Sales	1,537	1,455	6%	6%
Adjusted operating profit	203	184	10%	11%

Continued share gains in school publishing

- Pearson US School publishing up 3.5%, against industry growth of 2.7% (source: Association of American Publishers), as we benefit from our sustained investment in new basal programmes and innovative digital services.
- Faster underlying growth in international school publishing, with continued margin improvement.
- Pearson takes a leading share of the new US adoption market: 30% of the total market and 31% where we competed. #1 or #2 market share in reading, maths, science and social studies. Total 2007 new adoption opportunity of approximately $830m, up from $670m in 2006.
- US School new adoption market expected to remain strong over the next three years (estimated at $900m in 2008; $860m in 2009; and more than $1bn in 2010). In 2008 we are competing for around 90% of the total new adoption opportunity.
- Acquisition of Harcourt International brings leading content for school and vocational customers in many markets including the UK, South Africa, Australia and New Zealand. Transaction adds further scale to Pearson's international education businesses and accelerates the combination of educational content and innovative technology to personalise learning. Integration of the Harcourt business is progressing well.
- Major cross company global English, maths and science projects launched, with the aim of sharing assets, expertise, investment and technology across all major international markets.
- Successful global ELT publishing franchises in every major market segment – primary, secondary, adult, business and exam preparation – drives strong growth worldwide. Sales of student editions of English Adventure, developed with Disney, top six million units in less than three years; Economist and FT branded courses also performing strongly with major launch of Penguin Readers planned for this year.
- Strong performance from school publishing businesses in South Africa and Australia; in Italy, integration of Pearson Paravia Bruno Mondadori complete, producing integration savings, margin improvement and market share gains; strong organic growth in Spanish language school publishing.

Innovation in school technology

- 13 product nominations in ten categories, more than any other education company, for the Software and Information Industry Association 'Codie' awards. The products include: PASeries, the first formative assessment product designed to measure progress and forecast student growth toward state goals or grade level expectations; Pearson Inform 4.1, a K-12 data analysis and decision support tool; PowerSchool Premier, a student information system that provides access to student information, enabling data-driven decisions that enhance student learning; and eCollege, an on-demand distance learning platform.
- Continued investment in digital programmes both for basal adoption and for special populations, including NovaNet and SuccessMaker. Pre-publication expenditure for digital programmes growing as a proportion of total pre-publication expenditure.
- enVisionMATH, our new integrated print-and-digital elementary maths programme (and the next generation of our successful California Social Studies programme), successfully launched for the 2008 adoption campaign. In 2008, maths accounts for approximately one-third of the total new adoption opportunity.

Strong growth and share gains in school testing

- US School testing sales up in double digits (after high single digit growth in 2006), benefiting from further contract wins, market share gains and strength in online assessment.
- 2.5 million secure online tests delivered across 13 states during the year, up from 1.4 million in 2006.
- Acquisition of Harcourt Assessment complements our existing assessment business, broadens our scale and reach in adjacent markets and creates new publishing and digital opportunities both in the US and around the world.
- In the UK, we marked a total of 9.6 million GCSE, AS and A-level exam scripts, 4.6 million of which were marked on-screen. ResultsPlus rolled out across the UK and internationally providing more than 2,250 schools with secure online access to question-level examination performance data on exam results day for the first time. More than 100,000 students access their results online on results day for the first time.

School Key Performance Indicators

US School sales growth versus industry


07
07
06
06

(i) Pearson: 3.5%

(ii) Industry: 2.7%

(i) Pearson: 2.7%

(ii) Industry: (5.8)%

(i) Pearson's total year on year sales growth in basal and supplementary product in the US versus (ii) the year on year sales growth of the total US industry.

Adoption cycle win rates


06
07

31.0%

33.0%

Pearson's market share by value of new business in the US adoption states. Market share is quoted as a percentage of the total value of adoptions that we participated in.

Testing contract win rates


06
07

71%

41%

The lifetime value of US school testing contracts won by Pearson this year as a percentage of the total lifetime value of contracts bid for this year.

Higher Education: overview

Pearson is the largest publisher of textbooks and related course materials for colleges and universities in the US. We publish across all of the main fields of study with imprints such as Prentice Hall, Addison Wesley, Allyn & Bacon and Benjamin Cummings.

Typically, professors or other instructors select or 'adopt' the textbooks and online resources they recommend for their students, which students then purchase either in a bookstore or online. Today the majority of our textbooks are accompanied by online services which include homework and assessment tools, study guides and course management systems that enable professors to create online courses.

We have also introduced new formats such as downloadable audio study guides and electronic textbooks which are sold on subscription. In addition, we have a fast-growing custom publishing business which works with professors to produce textbooks and online resources specifically adapted for their particular course.

In 2007, our Higher Education business generated approximately 77% of its sales in the US. Outside the US, we adapt our textbooks and technology services for individual markets, and we have a growing local publishing programme. Our key markets outside the US include Canada, the UK, Benelux, Mexico, Germany, Hong Kong, Korea, Taiwan and Malaysia.

Higher Education: 2007 performance

£ millions	2007	2006	Headline growth	Underlying growth
Sales	793	795	–%	5%
Adjusted operating profit	161	161	–%	5%

Rapid growth in online learning and custom publishing

- Investment in established and new author franchises, such as Campbell's *Biology*, Kotler's *Marketing Management*, Hubbard's *Economics* and Cicarrelli's *Psychology*, continues to underpin the strong performance of our higher education business.
- 'MyLab' digital homework and assessment programmes launched in 22 new subject disciplines in 2007, increasing the total number of disciplines covered to 38. These programmes support over 2,000 textbooks and were used globally by 2.9 million students in 2007 (up more than 30% on 2006). Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and instructional productivity.
- In corporate finance, one of the largest global markets in business education, Pearson publishes the successful first edition bestseller, Berk/DeMarzo's *Corporate Finance*, together with MyFinanceLab. Pearson's market share increases from 4% to 11% in the US and from 39% to 48% in the UK. It is the most successful launch of a first edition in this discipline in more than a decade and one of Pearson's most successful global launches ever, winning university adoptions in 22 countries. In World History, the first edition of Fernandez-Armesto's *The World: A History* with MyHistoryLab increases Pearson's market share from 25% to 35%.
- Acquisition of eCollege builds Pearson's position as an education services provider. eCollege works with partner educational institutions to design, build and support online degree, certificate, diploma and professional development programmes. Student enrolments increase 44% in 2007 to 1.9 million. eCollege broadens Pearson's services to academic institutions; Pearson's scale and reach enable eCollege to access new customers in the school, post-secondary and professional/vocational markets both in the US and worldwide.
- Pearson is the largest publisher on CourseSmart.com, a joint venture of the largest US education textbook publishers with over 2,500 titles. CourseSmart.com provides cost effective ebooks to students and time-efficient review of textbooks for professors.
- Continued strong double digit growth in our custom solutions business – which builds customised textbooks and online services and has become a leader in the creation of courseware and curriculum for e-learning institutions.

Good progress in international markets

- In Europe, good revenue growth and strong margin improvement as organic and acquisition investment in international education continues to bear fruit. Particular areas of strength included local language editions of our major authors and custom publishing including the successful launch of 'local language' science publishing in Germany.

- Major programme of adapting/versioning 'MyLab' and 'Mastering' technology platforms for international markets. MyLab programmes now being used internationally in almost 50 countries, with almost 160,000 student registrations for online courses in Europe, the Middle East and Africa.

Higher Education Key Performance Indicators

US College sales growth versus industry



(i) Pearson: 6.9%
(ii) Industry: 5.5%
(i) Pearson: 3.6%
(ii) Industry: 3.5%
06
06
07
07

(i) Pearson's total year on year gross sales growth in college product in the US versus
(ii) the year on year gross sales growth of the total US industry.

Online learning usage



5.4m
4.5m
06
07

The number of students and professors registered to use one of our online college learning platforms in the US.

Professional: overview

Our Professional education business publishes educational materials and provides testing and qualifications services for adults. Our publishing imprints include Addison Wesley Professional, Prentice Hall PTR, Cisco Press (for IT professionals), Peachpit Press and New Riders Press (for graphics and design professionals), Que/Sams (consumer and professional imprint) and Prentice Hall Financial Times and Wharton School Publishing (for the business education market).

We have a fast-growing Professional Testing business, Pearson VUE, which manages major long-term contracts to provide qualification and assessment services through its network of test centres around the world. Key customers include major technology companies, the Graduate Management Admissions Council and the UK's Driving Standards Agency.

Professional: 2007 performance

£ millions	2007	2006	Headline growth	Underlying growth
Sales*	354	341	4%	9%
Adjusted operating profit	40	38	5%	11%

*Excludes Government Solutions and includes Data Management

- With the sale of Government Solutions in 2007 and Data Management in 2008, our Professional business is focused on publishing for professionals in business and technology, and on testing and certifying adults to be professionals.

Professional Testing: rapid organic sales and profit growth

- Professional Testing sales up 14% in 2007. Approximately 5.8 million secure online tests delivered in more than 5,000 test centres worldwide in 2007.
- Strong margin improvement as test volumes rise, driven by higher demand from existing customers such as GMAC (for business school applicants), NCLEX (for nurses) and the DSA/DVTA driving theory test. Good new contract performance, including the American Board of Internal Medicine and the National Association Boards of Pharmacy; and strong renewals, including the Institute of Financial Services and the American Registry of Radiological Technologists.

Professional publishing: good sales growth and further margin improvement

- Technology Publishing achieves good sales growth and significantly improves profitability, benefiting from a focused and refreshed front list, a favourable software release schedule and Safari Books Online, our electronic publishing platform (a joint venture with O'Reilly Media). Scott Kelby, a Peachpit author, is the top-selling US computer book author for the fourth consecutive year with titles including *The iPod Book*; *The Digital Photography Book*; and *The Adobe Photoshop Lightroom Book for Digital Photographers*.
- Strong performance in Europe, helped by success of publishing for the new Windows Vista launch; a new partnership with Microsoft Press in the Netherlands; and a successful move into digital publishing and training in Germany.
- Strong performance from business imprints Wharton School Publishing and FTPress, aided by Pearson's global distribution and strong retail relationships. Wharton School Publishing recognised on the Amazon.com Best Business Books of 2007 with *We Are Smarter Than Me: How to Unleash the Power of Crowds in Your Business*, by Barry Libert and Jon Spector, and *Firms of Endearment: How World-Class Companies Profit from Passion and Purpose*, by Rajendra S. Sisodia, David B. Wolfe and Jaqdish N. Sheth.

Data Management: sale completed 22 February 2008

- Sale of Data Management to M & F Worldwide Corp. for $225m. Data Management contributed $112m of sales and $25m of operating profit to Pearson in 2007.

Financial Times Group: overview

The FT Group provides a broad range of data, analysis and services to an audience of internationally-minded business people and financial institutions. In 2007, the FT Group had sales of £688m, or 16% of Pearson's total sales (15% in 2006), and contributed 24% of Pearson's operating profit.

It has two major parts: FT Publishing, a combination of the *Financial Times*, FT.com and a portfolio of financial magazines and online financial information companies; and Interactive Data, our 62%-owned financial information company.

FT Publishing competes with newspapers and other information sources, such as *The Wall Street Journal*, by offering timely and expert journalism. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience.

Interactive Data competes with Bloomberg, Reuters and Thomson Financial on a global basis for the provision of financial data to the back office financial institutions. In Europe, Telekurs is also a direct competitor for these services. Smaller, more specialised vendors also compete with Interactive Data in certain market segments and in certain geographic areas.

FT Group

Operating profit £153m / *$304m*

+30%*


£153m
£116m
£97m
£65m
£39m
03
04
05
06
07

* Underlying growth

FT Publishing

The *Financial Times* is the world's leading international daily business newspaper. Its six month average circulation of approximately 440,000 copies at December 2007, is split between the UK (31% of circulation), Europe, Middle East and Africa (29%), the US (30%), Asia (10%). Its main sources of revenue are from sales of the newspaper, advertising and conferences.

The FT also sells content and advertising online through FT.com which charges subscribers for detailed industry news, comment and analysis, while providing general news and market data to a wider audience. The new FT.com access model was successfully introduced in 2007 and is based on frequency of use and is intended to drive usage and accelerate advertising growth, while providing greater value and services to its premium paying customers.

FT Publishing also includes: FT Business, which publishes specialist information on the retail, personal and institutional finance industries through titles including *Investors Chronicle, Money Management, Financial Adviser, The Banker;* and Mergermarket, our online financial data and intelligence provider.

Mergermarket provides early stage proprietary intelligence to financial institutions and corporates. Its key products include Mergermarket, Debtwire, dealReporter, Wealthmonitor and Pharmawire (which was launched in 2007).

FT Publishing joint ventures and associates

Our joint ventures and associates include:

- 50% interest in The Economist Group, publisher of the world's leading weekly business and current affairs magazine;
- 50% interest in FTSE International, a joint venture with the London Stock Exchange, which publishes a wide range of global indices, including the FTSE index;
- 50% interest in *Business Day* and *Financial Mail*, publishers of South Africa's leading business newspaper and magazine;
- 33% interest in *Vedomosti*, a leading Russian business newspaper;
- 14% interest in *Business Standard*, one of India's leading business newspapers.

Interactive Data

Interactive Data is a leading global provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The company's customers use its offerings to support their portfolio management and valuation, research and analysis, trading, sales and marketing, and client service activities.

Interactive Data's four businesses provide a range of enterprise-wide services, including:

Pricing and Reference Data: supplying global securities pricing, evaluations and reference data for more than 3.5 million securities traded around the world, including hard-to-value instruments

Real-Time Services: providing real-time global market data and managed solutions to financial institutions, redistributors and online financial portals worldwide. Services range from a consolidated, low-latency data feed, to tools for building, managing and hosting customised applications

Fixed Income Analytics: providing fixed income portfolio analytics in North America and Europe

Desktop Solutions eSignal: through its eSignal division, Interactive Data's eSignal provides global, real-time market data and decision support tools to active investors and professionals worldwide

FT Group: 2007 performance

£ millions	2007	2006	Headline growth	Underlying growth
Sales:				
FT Publishing	344	280	23%	12%
Interactive Data	344	332	4%	8%
Total	688	612	12%	10%
Adjusted operating profit:				
FT Publishing	56	27	107%	85%
Interactive Data	97	89	9%	13%
Total	153	116	32%	30%

Note: excludes Les Echos, sold in December 2007.

Great publishing, continued growth and significant margin improvement

- FT Publishing revenues up 12% (advertising revenues up 10%) with operating profit more than doubling to £56m in headline terms.
- Outstanding year at the *Financial Times*:
  - FT newspaper circulation up 2% to almost 440,000 (for the July-December 2007 ABC period), with a 19% increase in subscriptions;
  - Digital subscribers to the FT up 13% to 101,000; monthly unique users up 30% to 5.7 million; monthly page views up 33% to 48.2 million;
  - FT.com attracts 150,000 new registered users since launch of its innovative new access model in October 2007; strong growth continues in the early part of 2008.
  - FT named *Newspaper of the Year* at the 2007 *What the Papers Say Awards.*
- Strong trading performance at FT Business as integration with the FT Newspaper helps to generate additional revenue and reduce costs.
- *The Economist*, in which Pearson owns a 50% stake, increases its circulation by 9% to 1.3 million (for the July-December 2007 ABC period).

Continued shift towards global digital businesses and subscription revenues

- Strong contribution from Mergermarket: rapid revenue growth with 90%+ subscription renewal rates and a series of new product launches around the world including Pharmawire, Debtwire in Asia Pacific and dealReporter in Emerging Europe, Middle East and Africa.

- FTSE, in which Pearson owns a 50% stake, achieves double digit sales growth, benefiting from a strong new business performance, a joint venture with Xinhua Finance in China and strong growth in Exchange Traded Fund (ETF) licenses.
- Several small acquisitions of complementary subscription-based and digital businesses:
  - Infinata, a provider of research and business information to life science and financial services companies. The company's products, which include BioPharm Insight and HNW Insight, provide clients with comprehensive, timely information used to make strategic and tactical business decisions.
  - Exec-Appointments, a well-established global job site that focuses on the high-earning executive sector with approximately 200,000 registered executive users.
  - Money-Media, acquired in January 2008, a provider of must-have news and analysis via email and websites to US mutual fund managers, institutional investors, high net-worth individuals, company directors and advisers. Approximately two-thirds of Money-Media's revenues were generated through subscriptions with close to 90% renewal rates.
- Sale of Les Echos to LVMH for €240m (£174m) completed in December 2007.
- Sale of 50% stake in FT Deutschland to Gruner + Jahr announced in January 2008.

Interactive Data

Strong sales momentum

- Underlying sales growth of 8% driven primarily by strong sales to both existing and new institutional customers and a renewal rate of approximately 95% within the Institutional Services segment.
- Strong new sales momentum in Q4 2007 further supported activities to realign the company's two largest institutional businesses under a single management structure.

Continued focus on high value services

- Pricing and Reference Data continues to generate good growth in North America and Europe. The business continues to broaden its coverage of complex securities by expanding its universe of European asset-backed and mortgage-backed securities. The business also launched a new web-based offering, the Basket Calculation Service, designed to provide clients with the indicative optimised portfolio value for equity and fixed income exchange traded funds.
- Real-Time Services continues to achieve strong growth with new institutional sales in its two core product areas of real-time data feeds and managed solutions. Highlights include: growing adoption of its PlusFeed data service for algorithmic trading applications; the introduction of DirectPlus, a new ultra low latency direct exchange data service; and excellent sales momentum for managed solutions in North America with new customers including media companies, online brokerages, stock exchanges and financial institutions.
- Fixed Income Analytics completed 30 new BondEdge® installations during the year and made good progress in the development of its next-generation BondEdge® platform.
- In the Active Trader Services segment, eSignal experienced modest expansion of its direct subscriber base, delivered numerous innovations across its suite of active trader services, and added new content and capabilities on its financial websites.
- Interactive Data is listed on the New York Stock Exchange (NYSE: IDC) and Pearson owns a 62% stake. Interactive Data's 2007 results under US GAAP are available at www.pearson.com

FT Group Key Performance Indicators

FT Publishing advertising revenue growth**


10%
10%
06
07

FT Publishing's year on year advertising sales growth.*

FT average copy sales growth


2%
1%
06
07

The FT Newspaper's year on year average growth in copy sales. (ABC)

FT.com unique user growth


30%
13%
06
07

The FT's year on year growth in unique users of FT.com.*

Interactive Data customer retention


95%
95%
06
07

The number of customers renewing contracts as a percentage of total customer base.

* Internal statistics.

** This KPI now reflects advertising growth of FT Publishing (FT Newspaper, FT.com, FT Business and FT Chinese).

The Penguin Group: overview

Penguin is one of the world's premier English language book publishers. We publish an extensive backlist and frontlist of titles, including fiction and non-fiction, literary prize winners, commercial bestsellers, classics and children's titles. We rank in the top three consumer publishers, based upon sales, in all major English speaking and related markets – the US, the UK, Australia, New Zealand, Canada, India and South Africa.

Penguin publishes under many imprints including, in the adult market, Allen Lane, Avery, Berkley, Dorling Kindersley (DK), Dutton, Hamish Hamilton, Michael Joseph, Plume, Putnam, Riverhead and Viking. Our leading children's imprints include Puffin, Ladybird, Warne and Grosset & Dunlap.

In 2007, Penguin had sales of £846m, representing 20% of Pearson's total sales (21% in 2006) and contributed 12% of Pearson's operating profit. Its largest market is the US, which generated around 55% of Penguin's sales in 2007. The Penguin Group earns around 99% of its revenues from the sale of hard cover and paperback books. The balance comes primarily from audio books and e-books.

Penguin sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, as well as Penguin's own website.

Penguin competes with other publishers of fiction and non-fiction books. Principal competitors include Random House, HarperCollins, and Hachette Group. Publishers compete by developing a portfolio of books by established authors and by seeking out and promoting talented new writers.

Penguin Group

Operating profit £74m / *$147m*

+20%*



£74m
£66m
£60m
£52m
£83m
03
04
05
06
07

* Underlying growth

The Penguin Group: 2007 performance

£ millions	2007	2006	Headline growth	Underlying growth
Sales	846	848	–%	3%
Adjusted operating profit	74	66	12%	20%

Strong competitive performance in major markets

- Successful global publishing performance led by Alan Greenspan's *The Age of Turbulence*, with almost 1 million hard cover copies shipped to date worldwide, and Kim Edwards' first novel, *The Memory Keeper's Daughter*, a global #1 bestseller for Penguin in the US, UK, Australia and Canada.
- Outstanding year for bestsellers in the US with titles including Elizabeth Gilbert's *Eat, Pray, Love* (4.4 million copies shipped to date); Khaled Hosseini's *A Thousand Splendid Suns* (2.2 million); and Ken Follett's *World Without End* (almost 1 million).
- UK bestsellers included Marian Keyes' *Anybody Out There?*, Jamie Oliver's *Jamie at Home*, Jeremy Clarkson's *Don't Stop Me Now* and Charlie Higson's *Double or Die*. Strong year for Brands & Licensing division driven by *The Dr Who Annual* (the second best-selling children's book of 2007) and bestselling *In the Night Garden* titles.
- Australia: strong publishing from authors including Bryce Courtenay with *The Persimmon Tree* and Dr Manny Noakes with *CSIRO Total Wellbeing Diet Book 2*.
- DK delivered a strong global performance in traditional, custom and digital publishing, benefiting from innovative formats including *The Human Body Book*, personalised travel guides via traveldk.com and the first DK textbooks for higher education markets.

Rapid growth in emerging markets

- India: Penguin India celebrated its 20th anniversary in 2007 with continued rapid growth. Penguin authors win all the major English language prizes in India's national book awards: Vikram Chandra in fiction for *Sacred Games*, Vikram Seth in non-fiction for *Two Lives* and Kiran Desai in readers' choice for *The Inheritance of Loss*.
- China: Jiang Rong and Howard Goldblatt win inaugural Man Asian Literary prize for *Wolf Totem*, to be published in English around the world by Penguin in 2008.
- South Africa: another strong year led by John van de Ruit's *Spud: The Madness Continues*.

Innovation in print and online

- Rapid growth in sales through online retail and digital channels driven by innovative digital marketing initiatives and investment in ebooks (with 5,000 Penguin titles currently available) and digital content. Strong growth in online revenues and unique visitors to Penguin and DK websites.
- Continued innovation in formats (including the pioneering US premium paperback and personalised 'on-demand' travel guides), genres (Portfolio business imprint in India), sales channels (bestselling eBooks via online retailers and Penguin's own websites; audio books via iTunes and Audible; Rough Guides via Motorola, Nokia and Samsung phones) and communications channels (www.spinebreakers.com, an online community for teenagers).
- Subscribers to Penguin and DK opt-in newsletters building rapidly, up 34% year-on-year to over 150,000, allowing Penguin consumers to personalise areas of interest and strengthening relationship with Penguin brand.

Continued focus on quality and efficiency

- Pearson-wide renegotiation of major global paper, print and binding contracts continue to bring cost savings in 2007.
- Further improvement expected in 2008 from ongoing management of production, warehousing and distribution costs.

Strong 2008 publishing schedule; strong start to the year

- Strong list of new titles for 2008 from bestselling and new authors including Patricia Cornwell, Steve Coll, Michael Pollan, Jamie Oliver, Marian Keyes, Jeremy Clarkson, Thomas Friedman, Niall Ferguson and the new James Bond book from Sebastian Faulks.
- Outstanding sales performance from Eckhart Tolle's *A New Earth*, with 4 million copies shipped since its selection for Oprah Winfrey's book club on 30 January. First of ten online classes featuring Eckhart Tolle and Oprah Winfrey aired on 3 March.

Penguin Key Performance Indicators

US Bestsellers



164
139
06
07

The number of Penguin books entering the Top Ten bestseller lists in the US (*New York Times*).

UK Bestsellers



52
59
06
07

The number of Penguin books entering the Top Ten bestseller lists in the UK (BookScan Top Ten).

Pearson outlook 2008

In recent years we have significantly changed the shape of Pearson, building and diversifying our education company, shifting our financial information businesses towards recurring revenue streams and becoming more efficient through a centralised operations organisation. These moves have made Pearson a more profitable, more cash generative and more resilient company, and we expect to make further progress on our financial goals in 2008.

At this early stage, our outlook for 2008 is:

- In Education (64% of 2007 sales and operating profit), we expect another year of good profit growth, benefiting once again from the unique breadth of our education business – from pre-school to adult learning; across publishing, testing and technology; and in the US and around the world.

  In our School business, integration of our recently-acquired Harcourt businesses is progressing well. In 2008, we expect School margins to be similar to 2007, after expensing integration costs relating to the acquisition. In 2009, we expect School margins to rise to around 15% as the majority of the integration costs fall away and as we realise the financial benefits of the acquisition.

  Including the Harcourt contribution, we expect our School business to grow sales well into double digits in 2008 at constant currency. Excluding Harcourt, we expect underlying sales growth in the low single digits, as US market growth of 3-4% is partly offset by our lower participation rate in new US adoptions and the conclusion of our UK key stage testing contract.

  In Higher Education, we expect our underlying sales to grow in the mid single digits, a little ahead of the industry. We expect margins to be stable, as we continue to invest in expanding our adaptive learning technologies and in taking our recently-acquired eCollege platform into new segments and geographic markets.

  In Professional, we expect sales to increase in the low single digits in underlying terms with underlying margins improving once again.

- Penguin (20% of sales; 12% of operating profit) expects to improve margins further and into double digits. Penguin's good publishing and trading performance has continued into the early part of 2008.

- The Financial Times Group (16% of sales; 24% of operating profit) expects to continue its profit growth. We have substantially increased our digital and subscription revenues and reduced our exposure to print advertising in recent years (in 2007, digital services accounted for 63% of FT Group revenues, compared with 28% in 2000; advertising accounted for 30% of FT Group revenues, down from 52% in 2000). At FT Publishing, advertising revenues have continued to grow in the early part of the year, but future advertising trends remain difficult to predict. However, as a result of our revenue diversification and cost actions we expect further profit improvement at FT Publishing this year, even without any growth in advertising revenues. Interactive Data expects to achieve revenue growth in the 7-9% range and operating profit growth in the 9-11% range (headline growth under US GAAP).

Group financial review

Operating result

On a headline basis, adjusted sales increased by £167m or 4% from £4,051m to £4,218m and total adjusted operating profit increased by £42m or 7% to £634m in 2007 from £592m in 2006.

Adjusted sales include discontinued operations held throughout the current and previous year. In 2007 the sales by our Data Management business have been included in adjusted sales. Adjusted operating profit excludes amortisation and adjustment of acquired intangibles but also includes the adjusted profits from discontinued operations.

Statutory operating profit from continuing operations increased by £52m or 10%, to £574m in 2007 from £522m in 2006. The statutory operating profit includes the effect of increased intangible amortisation but does not reflect the decreased contribution from discontinued operations.

Net finance costs

£ millions	2007	2006
Net interest payable	(95)	(94)
Finance income in respect of employee benefits	10	4
Net finance costs reflected in adjusted earnings	(85)	(90)
Net foreign exchange (losses)/gains	(17)	19
Other (losses)	(4)	(3)
Net finance costs	(106)	(74)

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance income relating to post-retirement plans. Net interest payable in 2007 was £95m, up from £94m in 2006. Although we were partly protected by our fixed rate policy, a rise in average US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group's borrowings in US dollars, euros and sterling at each year end) rose by 0.5% to 5.4%, reflecting a rise in interest rates and a change in the currency mix of year end debt. These two factors, together with a decrease in the Group's average net debt of £90m, increased the Group's average net interest rate payable by 0.3% to 7.3%. The net finance income relating to post-retirement plans rose by £6m in 2007 resulting in an overall net finance cost reflected in adjusted earnings of £85m.

We expect our interest charge in 2008 to be similar to that in 2007 with the higher level of net debt following the completion of the Harcourt transaction offset by strong cash generation and the recent proceeds from the disposals of Les Echos and Data Management. We expect our pension credit will remain at a similar level to 2007, despite an upward revision of life expectancy assumptions.

Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Net foreign exchange losses of £17m in 2007 mainly relate to exchange losses on legacy euro denominated debt held to hedge the receipt of euro proceeds from the sale of Les Echos. A corresponding gain is included in the higher proceeds realised on this sale. In 2006 euro borrowings and cross currency swaps that were not designated as net investment hedges contributed to the overall foreign exchange gains.

Taxation

In 2007 we revised our calculation of the effective tax rate on adjusted earnings to reflect the benefit of tax deductions attributable to amortisation of acquired goodwill and intangibles as this more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payment. We have restated the 2006 comparative figure.

On this basis the effective tax rate on adjusted earnings was 26.4% in 2007 compared with 25.9% in 2006. Our overseas profits, which arise mainly in the US, remain mostly subject to tax rates which are higher than the UK corporation tax rate (which was 30% in 2007 but will fall to 28% from 1 April 2008). This factor was offset by the amortisation-related tax deductions and, as in 2006, by releases from provisions reflecting continued progress in agreeing our tax affairs with the authorities.

For 2008 we expect our effective tax rate on adjusted earnings to be in the 27% to 29% range.

The reported tax charge on a statutory basis was £131m, representing a rate of 28.0%. As we explained last year, the 2006 rate was abnormally low because of one-off adjustments related to the recognition of deferred tax assets for both capital losses and operating losses. The tax effects of the disposals during 2007, mainly Government Solutions (tax £93m) and Les Echos (tax £nil), are reflected in discontinued operations.

Tax paid in 2007 was £87m, compared with £59m in 2006. The 2007 amount included £26m paid in respect of disposals.

Discontinued operations

Discontinued operations relate to the disposal of Government Solutions (in February 2007), Les Echos (in December 2007) and the Data Management business (in February 2008). In total, we received cash proceeds of £469m for disposals in 2007.

As previously announced, we realised a loss before tax of £19m and a tax charge of £93m on the sale of Government Solutions. We realised a profit before tax of £165m with no tax payable on the sale of Les Echos. In anticipation of a loss on sale of the Data Management business, a goodwill impairment of £97m has been charged to the income statement in 2007. We received cash proceeds of $225m on the sale of Data Management on 22 February 2008.

Minority interests

Our minority interests comprise mainly the minority share in Interactive Data. Our stake in Interactive Data remained at 62% throughout 2007, leaving the minority interest unchanged at 38%.

Dividends

The dividend accounted for in our 2007 financial statements totalling £238m, represents the final dividend (18.8p) in respect of 2006 and the 2007 interim dividend of 11.1p.

We are proposing a final dividend for 2007 of 20.5p, bringing the total paid and payable in respect of 2007 to 31.6p, a 7.8% increase on 2006. This final 2007 proposed dividend was approved by the board in February 2008, is subject to shareholder approval at the forthcoming AGM and will be charged against 2008 profits. For 2007, the dividend is covered 1.5 times by adjusted earnings.

We seek to maintain a balance between the requirements of our shareholders for a rising stream of dividend income and the reinvestment opportunities which we identify around the Group.

The board expects to raise the dividend more in line with earnings growth, while building our dividend cover towards two times earnings.

Pensions

Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We also have some smaller defined benefit plans in the US and Canada. Outside the UK, most of our companies operate defined contribution plans.

The income statement expense for defined benefit plans is determined using annually derived assumptions as to salary inflation, investment returns and discount rates, based on prevailing conditions at the start of the year. The assumptions for 2007 are disclosed in note 24 to our accounts, along with the year end surpluses and deficits in our defined benefit plans. We recognise actuarial gains and losses arising when assumptions diverge from reality through the statement of recognised income and expense (SORIE).

Our charge to profit in respect of worldwide pensions and post retirement benefits amounted to £61m in 2007 (2006: £60m) of which a charge of £71m (2006: £64m) was reported in operating profit and the net finance benefit of £10m (2006: £4m) was reported against net finance costs.

Pension funding levels are kept under regular review by the company and the plan Trustee. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, we made additional payments to the plan in 2007 amounting to £100m. These additional payments have contributed to the overall surplus recognised in the UK plan.

Corporate responsibility

Alongside our commitment to our financial goals, Pearson has a clear social purpose: to provide education, information and entertainment and help our customers get on in their lives. Our Corporate Responsibility programme addresses four main areas:

- Society – making communities better places to live and work;
- Our People – the issues that affect the people who work for us;
- Environment – our environmental impacts and what we do to manage them;
- Governance – our business procedures, code of conduct and supply chain management.

Pearson is a founder signatory of the UN Global Compact on labour standards, human rights, the environment and anti-corruption. We are also long-standing members of the Dow Jones Sustainability and FTSE4Good ethical indices. In 2007 Pearson was named media sector leader in the Dow Jones Sustainability Indices. Our ranking in the Business in the Community Corporate Responsibility Index again rose and we were awarded the highest, 'platinum' status.

We publish a detailed annual report on corporate responsibility providing details of our progress and plans in all these areas, which is available at www.pearson.com/community/csr_report2007

Society

Each one of our businesses pays great attention to the quality and accuracy of its content and services; in education, for example, we are investing in a series of long-term studies to measure the robustness of our programmes in enhancing student achievement.

Beyond those basic products and services, Pearson has a proud history of corporate giving and supporting projects in our communities. Through the Pearson Foundation – and also through the efforts of our businesses and employees – we focus our charitable giving on education and literacy projects around the world.

People

The following table shows for 2007 and 2006 the average number of people employed in each of our operating divisions.

Average number employed	2007	2006
School	12,906	11,064
Higher Education	5,098	4,368
Professional	3,458	3,204
Penguin	4,163	3,943
FT Publishing	2,083	1,766
Interactive Data	2,300	2,200
Other	1,614	1,669
Continuing operations	31,622	28,214
Discontinued operations	1,070	6,127
Total	32,692	34,341

Our people are our biggest – and most important – asset. We want to be the best company to work for. We want the people who work with us to enjoy what they do, to know they are good enough to work anywhere, but to stay with us because they think we are the best.

We have a way still to go, but each year we have got closer to making this a reality. We think our benefits, incentive plans and training and management development programmes are as good as anywhere else and they all help to reinforce a strong culture which is anchored in the simple idea that as a company we want to be brave, imaginative and decent in the way we treat our customers, our suppliers and ourselves.

Training and development Last year 220 senior managers went on Pearson-run management development and training programmes. 650 of our senior managers have now been on one or more of these programmes which cover finance, strategic planning and advanced management techniques which are taught by business school professors from both sides of the Atlantic. Each of our operating companies also run extensive training programmes of their own.

Talent management Our goal is to make absolutely sure that we have a strong pipeline of talented people for the future and we have introduced personal development plans for many of our senior management. But we take care to identify and develop talent at all levels within the company and review this talent regularly with each operating company. We are committed to ensuring that everyone in the company has an annual appraisal. Each operating company also reviews its talent annually and the results of this process are reviewed by the CEO of Pearson, the Director for people and the CEO of each company. We focus on performance and potential. Each autumn the Pearson board has a special session devoted solely to reviewing senior talent and some of our most promising people in the company. This ensures that we have a comprehensive succession plan for each part of our business.

International development As we become more and more international – we are now at work in 60 countries – we have significantly expanded New Directions our programme of short term overseas assignments. In the first year of this centrally-managed programme, we moved 67 people between companies and countries and in 2008 our target is to move at least 100. In 2008, we will also launch a Senior International Leadership Programme which will help prepare senior executives to work overseas on two- to three-year assignments as part of their management development.

People for the future Pearson has a lot of talented people at all levels and we continue to run very successful programmes to identify and develop great talent deep within the company. The cornerstone of this is our annual Forum which brings together about 100 of our newest and brightest managers from all over the world for a three-day session with the Pearson Management Committee and other senior managers. Similar forums are held within our operating companies and we also bring together our talent in functions like marketing, human resources and finance.

Diversity Our goal is to be a company that reflects the societies in which we operate and we seek to attract the very best candidates at all levels regardless of race, gender, age, physical ability, religion or sexual orientation. We don't set specific targets, but we do work very hard to make sure that the pool of applicants for jobs is diverse. We have made progress on several fronts in the past year, but there is still a great deal to do. We have increased the number of people we hire from minorities in the US and the UK, expanded our minority intern programmes on both sides of the Atlantic and added new titles to our African-American and Hispanic publishing lists. But we do not have enough executives at middle and senior management levels from minority backgrounds and we continue to work hard to correct this.

Health and safety A Group level health and safety policy is in place and there are many examples of good practice relating to management initiatives and employee engagement, particularly in our distribution centres.

Share ownership We want everyone in Pearson to own shares in the company and believe that the best way for people to profit from the success of the company is for them to become shareholders.

Employee feedback and communication We continue to ask employees what they think about working in Pearson and each operating company also seeks and reviews its own feedback in detail. We have an internal communications programme which enables us to reach people through e-mails, employee road shows and visits from our senior managers. We try to listen as much as we talk so that we can act upon ideas, suggestions and views.

Additional detail concerning our people is found on page 31.

Suppliers

To be a successful and sustainable business we have to ensure that we balance our objective of securing supplies without compromising our standards of quality, causing harm to the environment or damaging our suppliers and their workers wherever they are in the world.

We were one of the founder signatories to the United Nations Global Compact. This sets out a series of principles on labour standards, human rights, the environment and anti-corruption. We have set out a series of commitments that reflect these principles against which we monitor and report our performance.

The majority of our key suppliers are located in North America and Western Europe. However, some of our suppliers, particularly those providing print and production services are based in less developed countries. Since signing the Global Compact, we have:

- Written to many thousands of our suppliers to advise them of our commitment to the Global Compact, and our code of conduct.
- Included specific contractual commitments relating to the environment, labour standards and human rights in our key contracts, particularly those that relate to paper supply, printing and distribution.
- Managed an ongoing programme of supplier visits to assess compliance with the Global Compact and our contractual commitments.

- Worked with the UK book publishing industry to introduce common standards on labour standards and human rights and on an industry database on the environmental characteristics of paper purchased.

Paper is our most significant area of supply and is predominantly sourced from North America and Scandinavia. Pearson was the first global publishing company to publicly disclose our environmental standards with regard to paper purchasing and we set targets relevant to our policy.

In addition to auditing suppliers against our commitments, we ensure that our commercial purchasing teams have received training on our supply chain labour standards.

Consistent with prior years, our 2007 supplier audits have not identified any material breaches of our supply chain policies.

Details of our supplier payment policy are shown on page 31 in the Directors' Report.

Environment

Increasing consensus over the causes of climate change is emerging. Pearson does not directly operate in industries where there is a potential for serious industrial pollution. Our main products are based on intellectual property. However, our offices and distribution centres do have an impact and we are committed to playing our part in tackling climate change.

A formal environmental policy has been in place at Pearson since 1992. Our Director for people is responsible for the policy, but day-to-day implementation is with our operating companies.

Pearson has an established Environmental Management System (EMS) in place for its global operations broadly based on the requirements of the International Environmental Management System standard, ISO 14001.

Our approach has been successful. We were two years ahead of target in achieving our aim of reducing energy use by 10% compared to our 2003 baseline. However we felt we could go further, so last year, we made a commitment to become climate neutral for those operations we directly control with a view to completing the process by the end of 2009. The challenge is also to every Pearson employee to become climate aware and to identify opportunities for improvement.

We have set up an Environment Executive Committee which will have responsibility for overseeing progress against our climate neutral commitment.

Our main environmental performance indicator is our greenhouse gas emissions expressed in metric tonnes of carbon dioxide (CO_2), the main greenhouse gas. Our target is to reduce these emissions from the 2006 level to zero by the end of 2009. In 2008 we will also be reviewing the environmental impact of companies acquired during 2007.

We have widened the scope of what we include within the company's greenhouse gas inventory and carried out a review of our data collection processes. As a result, we expect the total tonnes of CO_2 we report for 2007 to increase. Based on this, our initial focus is on strategies to reduce our greenhouse gas emissions. We will be outlining our plans further in our Environmental Review for 2007 which will be available in April.

In addition to our broad objectives, management in our operating companies and individual facilities are encouraged to set targets to reduce energy use, emissions and other environmental impacts.

For further information you can read about our environmental policy, practices and our progress towards our climate neutral commitment at www.pearson.com/environment

Governance and ethical standards

We are committed to complying with the standards of corporate governance in all countries in which we operate, including UK governance rules contained in the Combined Code on Corporate Governance. Our Director for people has board responsibility for matters relating to Corporate Responsibility.

We also recognise the additional standards that are expected of us in terms of how we conduct our business to ensure we behave and report in an open and transparent manner. Pearson has established its own code of conduct and whistleblowing policies. These are supported by detailed policies on specific issues such as editorial standards and we adhere to external codes such as those of the Press Complaints Commission. Editors and journalists have freedom to make their own content choices within these frameworks. These codes are enforced as an integral part of editorial management and are subject to regular communication, training, and compliance audits.

Risk management

We conduct regular risk reviews to identify risk factors which may affect our business and financial performance. Our internal audit function reviews these risks with each business, agreeing measures and controls to mitigate these risks wherever possible. It is not possible to identify every risk that could affect our businesses, and the actions taken to mitigate the risks described below cannot provide absolute assurance that a risk will not materialise and/or adversely affect our business or financial performance. Our principal risks and uncertainties are outlined on the following pages.

Government regulation

The manufacture of certain of our products in various markets is subject to governmental regulation relating to the discharge of materials into the environment. Our operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. Some of the countries in which we conduct these operations maintain controls on the repatriation of earnings and capital and restrict the means available to us for hedging potential currency fluctuation risks. The operations that are affected by these controls, however, are not material to us. Accordingly, these regulations have not significantly affected our international operations. Regulatory authorities may have enforcement powers that could have an impact on us. We believe, however, that we have taken and continue to take measures to comply with all applicable laws and governmental regulations in the jurisdictions where we operate so that the risk of these sanctions does not represent a material threat to us.

Principal risks and uncertainties

Our intellectual property and proprietary rights may not be adequately protected under current laws in some jurisdictions and that may adversely affect our results and our ability to grow.

Our products largely comprise intellectual property delivered through a variety of media, including newspapers, books and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products.

We cannot be sure that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in countries such as the US and UK, jurisdictions covering the largest proportion of our operations, are well established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite trademark and copyright protection, third-parties may copy, infringe or otherwise profit from our proprietary rights without our authorisation.

These unauthorised activities may be more easily facilitated by the internet. The lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights. The loss or diminution in value of these proprietary rights or our intellectual property could have a material adverse effect on our business and financial performance. In that regard, Penguin Group (USA) Inc. and Pearson Education have joined three other major US publishers in a suit brought under the auspices of the Association of American Publishers to challenge Google's plans to copy the full text of all books ever published without permission from the publishers or authors. This lawsuit seeks to demarcate the extent to which search engines, other internet operators and libraries may rely on the fair-use doctrine to copy content without authorisation from the copyright proprietors, and may give publishers more control over online users of their intellectual property. If the lawsuit is unsuccessful, publishers and authors may be unable to control copying of their content for purposes of online searching, which could have an adverse impact on our business and financial performance.

We seek to mitigate this type of risk through general vigilance, co-operation with other publishers and trade associations, as well as recourse to law as necessary.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our education, business information and book publishing businesses all operate in highly competitive markets, which are constantly changing in response to competition, technological innovations and other factors. A common trend facing all our businesses is the digitisation of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. If we do not adapt rapidly to these changes we may lose business to 'faster' more 'agile' competitors, who increasingly are non-traditional competitors, making their identification all the more difficult.

To remain competitive we continue to invest in our authors, products, services and people to take advantage of these opportunities. There is no guarantee that these investments will generate the anticipated returns or protect us from being placed at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit opportunities.

Other competitive threats we face at present include:

- Students seeking cheaper sources of content, e.g. online, used books or re-imported textbooks. To counter this trend we introduced our own digital textbook programmes and are providing students with a greater choice and customisation of our products.
- Competition from major publishers and other educational material and service providers, including not for profit organisations, in our US educational textbook and assessment businesses.
- Penguin: authors' advances in consumer publishing. We compete with other publishing businesses to purchase the rights to author manuscripts. Our competitors may bid to a level at which we could not generate a sufficient return on our investment, and so, typically, we would not purchase these rights.
- FT: we face competitive threats both from large media players as well as from smaller businesses, online portals and news redistributors operating in the digital arena and providing alternative sources of news and information.
- People: the investments we make in our employees, combined with our employment policies and practices, we believe are critical factors enabling us to recruit and retain the very best people in our business sectors.

Our US educational textbook and assessment businesses may be adversely affected by changes in state educational funding resulting from either general economic conditions, changes in government educational funding, programmes and legislation (both at the federal and state level), and/or changes in the state procurement process.

The results and growth of our US educational textbook and assessment business is dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programmes. State finances could be adversely affected by a US recession and/or fallout from the sub-prime mortgage crisis reducing property values and hence state property tax receipts.

Federal and/or state legislative changes can also affect the funding available for educational expenditure, e.g. the No Child Left Behind Act.

Similarly changes in the state procurement process for textbooks, learning material and student tests, particularly in the adoptions market can also affect our markets. For example, changes in curricula, delays in the timing of adoptions and changes in the student testing process can all affect these programmes and therefore the size of our market in any given year.

There are multiple competing demands for educational funds and there is no guarantee that states will fund new textbooks or testing programmes, or that we will win this business.

Education remains a priority across the US political spectrum. Our customer relationship teams have detailed knowledge of each state market. We are investing in new and innovative ways to expand and combine our product and services to provide a superior customer offering when compared to our competitors, thereby reducing our reliance on any particular funding stream in the US market.

Failure to generate anticipated revenue growth, synergies and/or cost savings from recent acquisitions leading to goodwill and intangible asset impairments.

We continually acquire and dispose of businesses to achieve our strategic objectives. We recently completed two relatively large acquisitions, i.e. the Harcourt Assessment and Harcourt Education International business for $950m and the acquisition of eCollege for $491m. If we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with these acquisitions there is a risk the goodwill and intangible assets acquired (estimated at £430m) could be impaired in future years.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 60% of our revenue is generated in US dollars. We estimate that if 2006 average rates had prevailed in 2007, sales for 2007 would have been £228m or 6% higher.

This is predominantly a currency translation risk (i.e. non-cash flow item), and not a trading risk (i.e. cash flow item) as our currency trading flows are relatively limited.

Pearson generates about 60% of its sales in the US and each 5¢ change in the average £:$ exchange rate for the full year (which in 2007 was £1:$2.00) would have an impact of 1p on adjusted earnings per share.

We estimate that a 5¢ change in the closing exchange rate between the US dollar and sterling in any year could affect our reported adjusted earnings per share by 1p and shareholders' funds by approximately £55m.

The Group's policy on managing foreign currency risk is described on page 24.

Other risks

Our newspaper businesses may be adversely affected by reductions in advertising revenues and/or circulation either because of competing news information distribution channels, particularly online and digital formats, or due to weak general economic conditions.

Changes in consumer purchasing habits, as readers look to alternative sources and/or providers of information, such as the internet and other digital formats, may change the way we distribute our content. We might see a decline in print circulation in our more mature markets as readership habits change and readers migrate online, although we see further opportunities for growth in our less mature markets outside Europe. If the migration of readers to new digital formats occurs more quickly than we expect, this is likely to affect print advertising spend by our customers, adversely affecting our profitability.

Our newspaper businesses are highly geared and remain dependent on print advertising revenue; relatively small changes in revenue, positive or negative, have a disproportionate affect on profitability; therefore any downturn in corporate and financial advertising spend would negatively impact our results.

The diversification of the FT Group into other business models and revenue streams, e.g. subscription based businesses, higher proportion of digital revenues, increased business to business products, conferences and its global reach, goes some way to offsetting reliance on newspaper print advertising.

A control breakdown in our school assessment businesses could result in financial loss and reputational damage.

There are inherent risks associated with our school assessment businesses, both in the US and UK. A breakdown in our testing and assessment products and processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and/or the suspension or withdrawal of our accreditation to conduct tests. It is also probable that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.

Our robust testing procedures and controls, combined with our investment in technology, project management and skills development of our people minimise the risk of a breakdown in our student marking.

Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are not properly managed.

These businesses are characterised by multi-million pound contracts spread over several years. As in any contracting business, there are inherent risks associated with the bidding process, start-up, operational performance and contract compliance (including penalty clauses) which could adversely affect our financial performance and/or reputation. Failure to retain contracts at the end of the contract term could adversely impact our future revenue growth.

At Edexcel, our UK examination board and testing business, any change in UK Government policy to examination marking – for example, introduction of new qualifications - could have a significant impact on our present business model.

In addition to the internal business procedures and controls implemented to ensure we successfully deliver on our contractual commitments, we also seek to develop and maintain good relationships with our customers, whether they are commercial or governmental. We also look to diversify our portfolio to minimise reliance on any single contract.

At Penguin, changes in product distribution channels, increased book returns and/or customer bankruptcy may restrict our ability to grow and affect our profitability.

New distribution channels, e.g. digital format, the internet, used books, combined with the concentration of retailer power pose multiple threats (and opportunities) to our traditional consumer publishing models, potentially impacting both sales volumes and pricing.

Penguin's financial performance can also be negatively affected if book return rates increase above historical average levels. Similarly, the bankruptcy of a major retail customer would disrupt short-term product supply to the market as well as result in a large debt write off.

We develop new distribution channels wherever possible by adapting our product offering and investing in new formats. We take steps to challenge illegal distribution sources. To minimise returns we are careful about how we supply orders, taking account of expected sell through. The application of strict credit control policies is used to monitor customer debt.

We operate in markets which are dependent on information technology (IT) systems and technological change.

All our businesses, to a greater or lesser extent, are dependent on technology. We either provide software and/or internet services to our customers or we use complex IT systems and products to support our business activities, particularly in business information publishing, back-office processing and infrastructure.

We face several technological risks associated with software product development and service delivery in our educational businesses, information technology security (including virus and hacker attacks), e-commerce, enterprise resource planning system implementations and upgrades. The failure to recruit and retain staff with relevant skills may constrain our ability to grow as we combine traditional publishing products with online and service offerings.

We mitigate these IT risks by employing project management techniques to manage new software developments and/or system implementations and have implemented an array of security measures to protect our IT assets from attack.

Reputational damage to our brands and financial loss arising from a major data privacy breach.

Across our businesses we hold increasingly large volumes of personal data including that of employees, customers and, in our assessment businesses, citizens. Failure to adequately protect personal data could lead to penalties, significant remediation costs and/or reputational damage.

The protection of personal data and compliance with data privacy legislation has always been a considered a business risk. We have recently re-evaluated our data security procedures and controls across all our businesses with the aim of ensuring personal data is secured and we comply with relevant legislation.

Operational disruption to our business caused by a major disaster and/or external threats restricting our ability to supply products and services to our customers.

Across all our businesses we manage complex operational and logistical arrangements including distribution centres, data centres and large office facilities as well as relationships with third party print-sites. Failure to recover from a major disaster, e.g. fire, flood etc, at a key facility or the disruption of supply from a key third-party vendor could restrict our ability to service our customers. Similarly external threats, such as avian flu, terrorist attacks, strikes etc, could all affect our business and employees, disrupting our daily business activities.

We have developed business continuity arrangements, including IT disaster recovery plans and back-up delivery systems, to minimise any business disruption in the event of a major disaster. However, despite regular updates and testing of these plans there is no guarantee that our financial performance will not be adversely affected in the event of a major disaster and/or external threat to our business. Insurance coverage may minimise any losses in certain circumstances.

Investment returns outside our traditional core US and UK markets may be lower than anticipated.

To minimise dependence on our core markets, particularly the US, we are seeking growth opportunities outside these markets, building on our existing substantial international presence. Certain markets we may target for growth are inherently more risky than our traditional markets. Political, economic, currency and corporate governance risks (including fraud) as well as unmanaged expansion are all factors which could limit our returns on investments made in these non-traditional markets.

We draw on our experience of developing businesses outside our core markets and our existing international infrastructure to manage specific country risks, as well as expanding our financial control resources in those areas. The diversification of our international portfolio, and relative size of 'emerging markets' in relation to the group, further minimises the effect any one territory could have on the overall group results.

Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.

We operate a number of pension plans throughout the world, the principal ones being in the UK and US. The major plans are self-administered with the plans' assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements.

It is our policy to ensure that each pension plan is adequately funded, over time, to meet its ongoing and future liabilities. Our earnings and cash flows may be adversely affected by the need to provide additional funding to eliminate pension fund deficits in our defined benefit plans. Our greatest exposure relates to our UK defined benefit pension plan. Pension fund deficits may arise because of inadequate investment returns, increased member life expectancy, changes in actuarial assumptions and changes in pension regulations, including accounting rules and minimum funding requirements.

The latest valuation of our UK defined benefit pension plan has been completed and future funding arrangements have been agreed between the company and the pension fund Trustee. Additional payments amounting to £100m were made by the company in 2007. We review these arrangements every three years and are confident that the pension funding plans are sufficient to meet future liabilities without unduly affecting the development of the company.

Changes in our tax position can significantly affect our reported earnings and cash flows.

Changes in corporate tax rates and/or other relevant tax laws in the UK and/or the US could have a material impact on our future reported tax rate and/or our future tax payments.

We have internal tax professionals in the UK and US who review all significant arrangements around the world and respond to changes in tax legislation. They work closely with local management and external tax advisers.

Social, environmental and ethical risk

We consider social, environmental and ethical (SEE) risks no differently to the way we manage any other business risk. Our 2007 risk assessments did not identify any significant under-managed SEE risks, nor have any of our most important SEE risks, many concerned with reputational risk, changed year on year. These are:

- Journalistic/author integrity
- Ethical business behaviour
- Compliance with UN Global Compact principles on labour standards, human rights, environment and anti-corruption
- Environmental impact
- People

Our risk reporting systems together with our approach to managing the key SEE risks above are described in 'Our Business and Society', the Pearson Corporate Responsibility Report. The web link is available at www.pearson.com/community/csr_report2007

Financial risk management

This section explains the Group's approach to the management of financial risk.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars and sterling, at both floating and fixed rates of interest, using derivative financial instruments ('derivatives'), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the Chief financial officer under policies approved by the board, which are summarised below. All the treasury policies remained unchanged throughout 2007. The audit committee and a group of external treasury advisers, receives reports on the Group's treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Interest rate risk management
The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group's policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before any adjustments for IFRS) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2007 the hedging ratio, on the above basis, was approximately 58%. A simultaneous 1% change on 1 January in the Group's variable interest rates in each of US dollar, euro and sterling, taking into account forecast seasonal debt, would have a £6m effect on profit before tax.

Use of interest rate derivatives
The policy in the section above creates a group of derivatives, under which the Group is a payer of fixed rates and a receiver of floating rates. The Group also aims to avoid undue exposure to a single interest rate setting. Reflecting this objective, the Group has swapped its fixed rate bond issues to floating rate at their launch. This creates a second group of derivatives, under which the Group is a receiver of fixed rates and a payer of floating rates.

The Group's accounting objective in its use of interest rate derivatives is to minimise the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces sharply the income statement impact of changes in the market value of a derivative). The Group then balances the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.

Interest rate derivative sensitivity analysis
The following sensitivity analysis of derivative financial instruments to interest rate movements is based on the assumption of a 1% change in interest rates for all currencies and maturities, with all other variables held constant.

			2007
£ millions	Net carrying amount	+1% change	–1% change
Interest rate derivatives – in a fair value hedge relationship	10	(24)	26
Interest rate derivatives – not in hedge relationship	(1)	1	(1)
Cross currency rate derivatives – in a net investment hedge relationship	17	–	–
Cross currency rate derivatives – not in hedge relationship	9	–	–
Total	35	(23)	25

			2006
£ millions	Net carrying amount	+1% change	–1% change
Interest rate derivatives – in a fair value hedge relationship	3	(28)	31
Interest rate derivatives – not in hedge relationship	7	1	(1)
Cross currency rate derivatives – in a net investment hedge relationship	40	–	–
Cross currency rate derivatives – not in hedge relationship	17	(1)	1
Total	67	(28)	31

Liquidity and refinancing risk management
The Group's objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group's policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2007 the average maturity of gross borrowings was 4.6 years of which bonds represented 72% of these borrowings (up from 4.5 years and down from 90% respectively at the beginning of the year).

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively.

The Group's policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. During the year the Group extended the maturity date of its main revolving credit facility by one year and entered into a short-term bridge financing facility. At the end of 2007 the committed facilities amounted to £1,369m and their weighted average maturity was 3.2 years.

Analysis of group debt, including the impact of derivatives
The following tables analyse the Group's sources of funding and the impact of derivatives on the Group's debt instruments.

Net borrowings fixed and floating rate stated after the impact of rate derivatives:

£ millions	2007	2006
Fixed rate	567	514
Floating rate	406	545
Total	973	1,059

Gross borrowings:

£ millions	2007	2006
Bank debt	458	177
Bonds	1,150	1,566
Total	1,608	1,743

Gross borrowings by currency:

			2007	2006
£ millions	As reported	Currency derivatives	Combined	
US dollar	1,251	150	1,401	1,253
Sterling	357	(150)	207	206
Euro	–	–	–	284
Total	1,608	–	1,608	1,743

Financial counterparty risk management
The Group's risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the Chief financial officer within guidelines approved by the board. In addition, prior to their maturity in February 2007, for a currency rate swap that transformed a major part of the 6.125% Euro Bonds due 2007 into a US dollar liability, the Group entered into a mark-to-market agreement which significantly reduced the counterparty risk of that rate swap transaction.

Foreign currency risk management
Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group's policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be transacted at the relevant spot exchange rate. The majority of our operations are domestic within their country of operation. No unremitted profits are hedged with foreign exchange contracts, as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a natural hedge of this exposure through its policy of aligning approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortisation. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings.

The policy above applies only to currencies that account for more than 15% of Group operating profit before depreciation and amortisation, which currently is only the US dollar. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group currently expects to hold legacy borrowings in sterling to their maturity dates: our policy does not require existing currency debt to be terminated to match declines in that currency's share of Group operating profit before depreciation and amortisation. Included within year end net debt, the net borrowings/(cash) in the two principal currencies above (taking into account the effect of cross currency swaps) were: US dollar £1,119m and sterling £45m.

Use of currency debt and currency derivatives
The Group uses both currency denominated debt and derivative instruments to implement the above policy. Its intention is that gains/losses on the derivatives and debt offset the losses/gains on the foreign currency assets and income. Each quarter the value of hedging instruments is monitored against the assets in the relevant currency and, where practical, a decision is made whether to treat the debt or derivative as a net investment hedge (permitting foreign exchange movements on it to be taken to reserves) for the purposes of IAS 39.

Financial instruments – sensitivity analysis
The sensitivity of the Group's financial instruments to fluctuations in interest rates and exchange rates is as follows:

					2007
All amounts in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	52	–	–	(4)	5
Cash and cash equivalents	560	–	–	(36)	44
Marketable securities	40	–	–	(3)	4
Derivative financial instruments	35	(23)	25	11	(13)
Bonds	(1,150)	24	(26)	71	(87)
Other borrowings	(458)	–	–	42	(51)
Other net financial assets	408	–	–	(29)	35
Total financial instruments	(513)	1	(1)	52	(63)

					2006
All amounts in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	17	–	–	(1)	1
Cash and cash equivalents	592	–	–	(38)	46
Marketable securities	25	–	–	(2)	2
Derivative financial instruments	67	(28)	31	8	(10)
Bonds	(1,566)	28	(31)	108	(132)
Other borrowings	(177)	–	–	16	(19)
Other net financial assets	425	–	–	(31)	38
Total financial instruments	(617)	–	–	60	(74)

The table shows the sensitivities of the fair values of each class of financial instruments to an isolated change in either interest rates or foreign exchange rates. The class 'Other net financial assets' comprises trade assets less trade liabilities.

The sensitivities of derivative instruments are calculated using established estimation techniques such as discounted cash flow and option valuation models.

A large proportion of the movements shown above would impact equity rather than the income statement, depending on the location and functional currency of the entity in which they arise and the availability of net investment hedge treatment.

The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.



Robin Freestone, *Chief financial officer*

Board of Directors

Chairman

Glen Moreno,†• chairman, aged 64, was appointed chairman of Pearson on 1 October 2005. He is the senior independent director of Man Group plc and a director of Fidelity International Limited.

Executive directors

Marjorie Scardino,• chief executive, aged 61, joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation and a director of several charitable organisations.

David Bell, director for people, aged 61, became a director of Pearson in March 1996. In 1998 he was appointed Pearson's director for people with responsibility for finding, keeping, rewarding and inspiring our employees. He is chairman of the *Financial Times* and Sadler's Wells Theatre. He is also chairman of Crisis, a charity for the homeless and The Institute for War and Peace Reporting.

Rona Fairhead, chairman and chief executive of The Financial Times Group, aged 46, joined the Pearson board in June 2002 as chief financial officer. She was appointed chief executive of The Financial Times Group in June 2006. From 1996 until 2001, she worked at ICI, where she served as executive vice president, group control and strategy. She is also chairman of Interactive Data, a non-executive director of HSBC Holdings plc and chairs the HSBC audit committee.

Robin Freestone, chief financial officer, aged 49, joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006, when he also joined the Pearson board. He was previously group financial controller of Amersham plc (now part of GE), having joined Amersham as chief financial officer of their health business in 2000. Prior to that he held a number of senior financial positions with ICI, Zeneca and Henkel. He is also a non-executive director and founder shareholder in eChem Limited.

John Makinson, chairman and chief executive of The Penguin Group, aged 53, joined the Pearson board in March 1996 and was finance director until June 2002. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of the Institute of Public Policy Research and a director of The International Rescue Committee (UK).

Non-executive directors

David Arculus,*†• aged 61, is a non-executive director of Telefónica SA and was previously chairman of O2 plc from 2004 until it was acquired by Telefónica at the beginning of 2006. His previous roles include chairman of Severn Trent plc and IPC Group, chief operating officer of United Business Media plc and group managing director of EMAP plc. He became a non-executive director of Pearson in February 2006.

Terry Burns,†• aged 63, has been chairman of Marks and Spencer Group plc since July 2006, having previously been deputy chairman from October 2005. He is chairman of Abbey National plc and a non-executive director of Banco Santander Central Hispano. He is also chairman of Glas Cymru Limited. He was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He was appointed a non-executive director of Pearson in May 1999 and senior independent director in February 2004.

Patrick Cescau,*• aged 59, is group chief executive of Unilever. He became a non-executive director of Pearson in April 2002.

Susan Fuhrman,*• aged 63, is president of Teachers College at Columbia University, America's oldest and largest graduate school of education. She was previously dean of the Graduate School of Education at the University of Pennsylvania. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching and an officer of the National Academy of Education. She became a non-executive director of Pearson in July 2004.

Ken Hydon,*• aged 63, is a non-executive director of Tesco plc, Reckitt Benckiser plc and Royal Berks NHS Foundation Trust. He was previously financial director of Vodafone Group plc and subsidiaries of Racal Electronics. He became a non-executive director of Pearson in February 2006.

* A member of the audit committee.
† A member of the personnel committee.
• A member of the nomination committee.

Directors' Report

The directors are pleased to present their report to shareholders, together with the financial statements for the year ended 31 December 2007 on pages 50 to 52 and 54 to 101 respectively. Details of the businesses, the development of the Group and its subsidiaries and likely future developments are given on pages 1 to 24. Sales and profits of the different sectors and geographical markets are given on pages 59 to 61.

Principal business activities
Pearson is an international media company with market-leading businesses in education, business information and consumer publishing. With more than 32,000 employees based in 60 countries, we are a large family of businesses focused on making the reading and learning experience as enjoyable and as beneficial as it can possibly be.

Results and dividend
The profit for the financial year ended 31 December 2007 was £310m (2006: £469m) and has been transferred to reserves. A final dividend of 20.5p per share is recommended for the year ended 31 December 2007. This, together with the interim dividend already paid, makes a total for the year of 31.6p (2006: 29.3p). The final dividend will be paid on 9 May 2008 to shareholders on the register at close of business on 11 April 2008, the record date.

Business review
The chairman's statement and chief executive's review on pages 2 to 6, report on the development and performance of the Group during the year ended 31 December 2007 and our likely future development. The elements covered in these reports are required by the business review and are incorporated into the directors' report by reference. The business review itself can be found on pages 8 to 24.

Significant acquisitions and disposals
During the year, Pearson announced the acquisition of Harcourt Assessment and Harcourt Education International from Reed Elsevier for $950m in cash. Harcourt Assessment has an extensive catalogue of high quality research-based education and clinical assessment products for children and adults. In international education, Harcourt publishes textbooks and online learning materials for teachers and students in primary and secondary schools and the vocational market. The Harcourt Education International acquisition was completed in stages during 2007 and the Harcourt Assessment acquisition was completed in January 2008.

In July 2007, Pearson completed the acquisition of eCollege, a leading provider of eLearning and enrollment services to post-secondary education, for $491m in cash.

Pearson also made a number of other smaller acquisitions during the year, mainly within the FT Group. Net consideration paid for all acquisitions during the year ended 31 December 2007 was £472m and provisional goodwill recognised was £304m.

In total the acquisitions made in 2007 contributed an additional £90m of sales and £13m of operating profit.

On 15 February 2007, Pearson completed its sale of Government Solutions and on 24 December 2007, the Group sold Les Echos to LVMH for €240m.

Transactions with related parties
Details of transactions with related parties, which are reportable under IAS 24 'Related party disclosures', are given in note 35 to the accounts on page 94.

Capital expenditure
The analysis of capital expenditure and details of capital commitments are shown in notes 10, 11 and 34 to the accounts on pages 68 to 70 and 94.

Events after the balance sheet date
On 2 January 2008, the Group completed its acquisition of Money-Media a US-based company offering online news and commentary for the money management industry.

On 30 January 2008, the Group completed its acquisition of Harcourt Assessment from Reed Elsevier, after receiving clearance from the US Department of Justice.

Also on 30 January 2008 the Group announced that it had agreed to sell its 50% interest in Financial Times Deutschland to its joint venture partner, Gruner + Jahr.

On 22 February 2008, the Group completed the sale of its Data Management business to M & F Worldwide Corp. for $225m.

Directors
The present members of the board, together with their biographical details, are shown on page 25. Details of directors' remuneration, interests and dealings in ordinary shares and options of the company are contained in the report on directors' remuneration on pages 35 to 49.

Four directors, Terry Burns, Ken Hydon, Glen Moreno and Marjorie Scardino will retire by rotation at the forthcoming annual general meeting (AGM) on 25 April 2008. All of them, being eligible, will offer themselves for re-election.

Details of directors' service contracts can be found on page 42. No director was materially interested in any contract of significance to the company's business.

Corporate governance

Introduction

A detailed account of how we comply with the provisions of the 2006 Combined Code on Corporate Governance (the Code) can be found on our website at www.pearson.com/investor/corpgov.htm

The board believes that we are in full compliance with the Code with one exception: since the resignation of Rana Talwar last April, our personnel committee is made up of only two independent non-executive directors and the chairman. The board is aware of this issue and intends to appoint an additional independent director in due course.

Composition of the board

The board consists of the chairman, Glen Moreno, five executive directors including the chief executive, Marjorie Scardino, and five independent non-executive directors.

Senior independent director

Terry Burns was appointed as our senior independent director in 2004. His role includes being available to shareholders if they should have concerns that have not been addressed through the normal channels, and attending meetings with shareholders in order to gain a balanced understanding of what those concerns might be. The senior independent director also meets with the non-executive directors at least once a year in order to appraise the performance of the chairman, and would be expected to chair the nomination committee on those occasions when it is considering succession to the role of chairman of the board.

Independence of directors

The board considers all of the non-executive directors to be independent. Particular consideration was given to the assessment of Terry Burns' independence since he has now served on the board for almost nine years. Terry has been asked by the chairman to remain on the board because of his experience, knowledge and effectiveness as a non-executive director and he has indicated that he is willing to stand for re-election as a director of the company on an annual basis. A resolution for his re-election will be proposed at the forthcoming AGM. The board believes that it is in shareholders' interests for Terry Burns to be re-elected as an independent non-executive director of the company. They believe that he continues to challenge rigorously the executive directors, the board and the committees on which he sits and brings a wealth of useful experience both in his position as a non-executive director and as the senior independent director.

Board meetings

The board meets six times a year and at other times as appropriate. The following table sets out the attendance of our directors at the board and committee meetings during 2007:

	Board meetings (maximum 6)	Audit committee meetings (maximum 4)	Personnel committee meetings (maximum 5)	Nomination committee meetings (maximum 2)
Chairman				
Glen Moreno	6/6	–	5/5	2/2
Executive directors				
Marjorie Scardino	6/6	–	–	2/2
David Bell	5/6	–	–	–
Rona Fairhead	6/6	–	–	–
Robin Freestone	6/6	–	–	–
John Makinson	6/6	–	–	–
Non-executive directors				
David Arculus	6/6	4/4	5/5	2/2
Terry Burns	6/6	–	5/5	2/2
Patrick Cescau	6/6	4/4	–	2/2
Susan Fuhrman	6/6	4/4	–	2/2
Ken Hydon	6/6	4/4	–	2/2
Rana Talwar[1]	1/2	–	2/2	1/2

[1] Resigned on 30 April 2007

The role and business of the board

The formal matters reserved for the board's decision and approval include: the company's strategy and reviewing performance against it; major changes to the company's corporate structure; approval of all shareholder documents; acquisitions, disposals and capital expenditure projects above certain thresholds; all guarantees over £10m; treasury policies; the interim and final dividends and the financial statements; borrowing powers; ensuring adequate succession planning for the board and senior management; appointments to the board; and the appointment and removal of the company secretary.

The board receives timely, regular and necessary management and other information to fulfil its duties. Directors can obtain independent professional advice at the company's expense in the performance of their duties as directors. All directors have access to the advice and services of the company secretary.

In addition to these formal roles, we endeavour to give the non-executive directors access to the senior managers of the business via involvement at both formal and informal meetings. In this way we hope that the experience and expertise of the non-executive directors can be garnered to the benefit of the company. At the same time, the non-executive directors develop an understanding of the abilities of the most senior managers which will help them judge the company's prospects and plans for succession.

Board evaluation

Following the chairman's review of the effectiveness of our board and of the board committees, as described last year, the board identified four areas where it could most effectively contribute to the company's success: strategy, governance, operating effectiveness and management succession.

The board cycle was adapted to ensure that at least one board meeting per year is primarily devoted to each of these themes, with significant time for thorough review and discussion.

In addition, the chairman asked the deputy secretary to meet with each of the directors to gather their views on the level of support they felt they were receiving as board directors. The deputy secretary duly met with each of the directors and asked for feedback on a number of matters, including the Pearson induction programme, their ongoing training needs, the logistical support they receive and their thoughts on the process for board and committee meetings. Following this review a paper was tabled at a subsequent board meeting which set out the findings from these one to one sessions and detailed what the company planned to do to address some of the concerns that were expressed. As a result of this review a number of actions have been taken, including making changes to the balance of board meetings held outside of the UK and deciding on the process for the next board evaluation.

In early 2008 the chairman asked the directors to complete an evaluation questionnaire on the board and each of its committees. Responses will be gathered and communicated to the board at a forthcoming meeting.

During the course of the year the executive directors were evaluated by the chief executive on their performance against personal objectives under the company's standard appraisal mechanism. The chairman leads the assessment of the chief executive and the senior independent director conducts a review of the chairman's performance.

Directors' training

Directors receive a significant induction programme and a range of information about the company when they join the board. This includes background information on Pearson and details of board procedures, directors' responsibilities and various governance-related issues, including procedures for dealing in Pearson shares and their legal obligations as directors. The induction also includes a series of meetings with members of the board, presentations regarding the business from senior executives and a briefing on Pearson's investor relations programme. We supplement the existing directors' training programme through continuing presentations about the company's operations at board meetings and by making available to the directors the opportunity for additional visits to operating company divisions as well as meetings with local management. Externally run courses are also made available should directors wish to make use of them.

Directors' indemnities

The company grants an indemnity to all of its directors in accordance with section 232 of the Companies Act 2006 in relation to costs incurred by them in defending any civil or criminal proceedings and in connection with an application for relief under section 144(3) or (4) or section 727 of the Companies Act 1985, so long as it is repaid not later than when the outcome becomes final if: i) they are convicted in the proceedings; ii) judgement is given against them; or iii) the court refuses to grant the relief sought.

The company has purchased and maintains directors' and officers' insurance cover against certain legal liabilities and costs for claims in connection with any act or omission by such directors and officers in the execution of their duties.

Dialogue with institutional shareholders

There is an extensive programme for the chairman, CEO, executive directors and senior managers to meet with institutional shareholders. The non-executive directors meet informally with shareholders both before and after the AGM, and respond to shareholder queries and requests. The chairman and senior independent director make themselves available to meet any significant shareholder as required. Makinson Cowell reports to the board on the results of an extensive survey on major shareholders' views.

Furthermore, reports on changes in shareholder positions and views are given to the board at every board meeting.

Board committees

The board has established three committees: the audit committee, the personnel committee and the nomination committee. Chairmen and members of these committees are appointed by the board on the recommendation (where appropriate) of the nomination committee and in consultation with each requisite committee chairman.

i Audit committee

The audit committee comprises Ken Hydon (chairman), David Arculus, Patrick Cescau and Susan Fuhrman.

All of the committee members are independent non-executive directors and have financial and/or related business experience due to the senior positions they hold or held in other listed or publicly traded companies and/or similar public organisations. Ken Hydon is our designated financial expert.

The committee has written terms of reference which clearly set out its authority and duties. These are reviewed annually and can be found on the company website at www.pearson.com/investor/corpgov.htm

The committee has been established by the board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company.

The committee is responsible for assisting the board's oversight of the quality and integrity of the company's external financial reporting and statements and the company's accounting policies and practices. The Group's internal and external auditors have direct access to the committee to raise any matter of concern and to report on the results of work directed by the committee. The committee reports to the full board on a regular basis. It also reviews the objectivity of the external auditors, including services supplied, and ensures that there is an appropriate audit relationship.

The committee met four times during the year with the chief financial officer, head of internal audit and other members of the senior management team, together with the external auditors, in attendance. The committee also met regularly in private with the external auditors and the head of internal audit.

The committee receives regular technical updates as well as specific or personal training as required.

During the course of the year the audit committee considered, amongst other things, the following matters:

- The annual report and accounts and preliminary announcement, the interim statement and trading updates;
- The Group accounting policies;
- The annual accounts being prepared on a going concern basis;
- The Form 20-F and related disclosures including the annual Sarbanes – Oxley Act 404 attestation of financial reporting internal controls;
- Monitoring of the company's financial reporting, internal controls and risk management procedures;
- Review of company risk returns including Social, Ethical and Environmental (SEE) risks;
- Assessment of the effectiveness of the company's risk management and internal control systems, including appropriate disclosure requirements;
- The committees' and internal audit's terms of reference;
- The annual internal audit plan including resourcing of the internal audit function;
- Reports on the activities of the internal audit function, including the results of internal audits, risk reviews, project assurance reviews and fraud/whistleblowing;
- A review of its own effectiveness and both the internal and external auditors;
- Reporting of whistleblowing incidents;
- Reappointment of the external auditors;
- Approval of the external audit engagement, scope and fees;
- Receipt of the external auditor report on the year end audit and Form 20-F filing;
- Assessment of the external auditor relationship to confirm independence and compliance with professional and auditing standards;
- Approval of services and fees provided by the external auditor;
- Significant legal claims and regulatory issues (where applicable) in the context of the impact on financial reporting; and
- A review of treasury policy.

ii Personnel committee

The members of the committee comprise David Arculus (chairman), Terry Burns and Glen Moreno. The board will appoint an additional independent director in due course so as to comply with the Code.

The committee has responsibility for determining the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the management committee, as well as recommending the chairman's remuneration to the board for its decision.

The committee takes independent advice from consultants when required. No director takes part in any discussion or decision concerning their own remuneration. The committee reports to the full board and its report on directors' remuneration, which has been considered and adopted by the board, is set out on pages 34 to 48.

The committee met five times during the year, and has written terms of reference which clearly set out its authority and duties. These can be found on the company website at www.pearson.com/investor/corpgov.htm

iii Nomination committee

The nomination committee comprises Glen Moreno (chairman), Marjorie Scardino, David Arculus, Terry Burns, Patrick Cescau, Susan Fuhrman and Ken Hydon, and meets as and when required. During 2007 the committee met twice to consider the ongoing search for a new non-executive director. The committee primarily monitors the composition and balance of the board and its committees, and identifies and recommends to the board the appointment of new directors.

When considering the appointment of a new director the committee reviews the current balance of skills and experience of the board.

Whilst the chairman of the board chairs this committee he is not permitted to chair meetings when the appointment of his successor is being considered or during discussion regarding his performance.

In accordance with the company's articles of association, directors are subject to reappointment at the AGM immediately following the date of their appointment, and thereafter must seek re-election no more than three years from the date they were last re-elected. The committee will recommend to the board the names of the directors who are to seek re-election at the AGM.

The committee has written terms of reference which clearly set out its authority and duties. These can be found on the company website at www.pearson.com/investor/corpgov.htm

Internal control

The board of directors has overall responsibility for Pearson's system of internal control, which is designed to manage the risks facing the Group, safeguard assets and provide reasonable, but not absolute, assurance against material financial misstatement or loss.

In accordance with the provisions of the Code, the directors confirm that they have reviewed the effectiveness of the Group's internal control system.

They also confirm there is an ongoing process allowing for the identification, evaluation and management of significant business risks. This process accords with the revised Turnbull guidance and has been in place throughout 2007 and up to the date of approval of this annual report.

The Group's internal control framework covers financial, operational and compliance risks. Its main features are described below:

i Board

The board of directors exercises its control through an organisational structure with clearly defined levels of responsibility and authority and appropriate reporting procedures. To maintain effective control over strategic, financial, operational and compliance matters the board meets regularly, and has a formal schedule of matters that is brought to it, or its duly authorised committees, for attention. Responsibility for monitoring financial management and reporting, internal control and risk management has been delegated to the audit committee by the board. At each meeting, the audit committee considers reports from management, internal audit and the external auditors, with the aim of reviewing the effectiveness of the internal financial and operating control environment of the Group.

ii Operating company controls

The identification and mitigation of major business risks is the responsibility of operating company management. Each operating company, including the corporate centre, maintains internal controls and procedures appropriate to its structure and business environment, whilst complying with Group policies, standards and guidelines. These controls include those over external financial reporting which are documented and tested in accordance with the requirements of section 404 of the Sarbanes-Oxley Act, which is relevant to our US listing.

iii Financial reporting

There is a comprehensive strategic planning, budgeting and forecasting system with an annual operating plan approved by the board of directors. Monthly financial information, including trading results, balance sheets, cash flow statements and indebtedness, is reported against the corresponding figures for the plan and prior years, with corrective action outlined by operating company executives as appropriate. Group senior management meet, on a quarterly basis, with operating company management to review their business and financial performance against plan and forecast. Major business risks relevant to each operating company as well as performance against the stated strategic objectives are reviewed in these meetings.

In addition, the chief executive prepares a monthly report 11 times a year for the board on key developments, performance and issues in the business.

iv Risk management

Operating companies undertake formal, semi-annual risk reviews to identify new or potentially under-managed risks. The results of these reviews are submitted to internal audit for evaluation and onward reporting to the board, via the audit committee. Throughout the year, risk sessions facilitated by internal audit are held with operating company management and with the Pearson Management Committee to discuss and review the significant risks facing the business.

v Internal audit

The internal audit function is responsible for providing independent assurance to management on the effectiveness of internal controls. The annual internal audit plan, derived from a risk model, is approved by the audit committee. Internal audit activity is supplemented by annual financial control self-assessment returns, completed by the businesses. Recommendations to improve internal controls and/or to mitigate risks are agreed with operating company management after each audit. Formal follow-up procedures allow internal audit to monitor operating companies' progress in implementing its recommendations and to resolve any control deficiencies. The internal audit function also has a remit to monitor significant group projects, in conjunction with the central project management office, to provide assurance that appropriate project governance and risk management strategies are in place. Regular reports on the work of internal audit are provided to executive management and, via the audit committee, to the board.

The head of internal audit is jointly responsible with the group legal counsel for monitoring compliance with our Code of Business Conduct, and investigating any reported incidents.

vi Treasury management

The treasury department operates within policies approved by the board and its procedures are reviewed regularly by the audit committee. Major transactions are authorised outside the department at the requisite level, and there is an appropriate segregation of duties. Frequent reports are made to the chief financial officer and regular reports are prepared for the audit committee and the board.

vii Insurance

Insurance is provided through Pearson's insurance subsidiary or externally, depending on the scale of the risk and the availability of cover in the external market, with the objective of achieving the most cost effective balance between insured and uninsured risks.

Going concern

Having reviewed the Group's liquid resources and borrowing facilities, and the Group's 2008 and 2009 cash flow forecasts, the directors believe that the Group has adequate resources to continue as a going concern. For this reason, the financial statements have, as usual, been prepared on that basis.

Shareholder communication

Pearson has an extensive programme of communication with all of its shareholders – large and small, institutional and private. We also make a particular effort to communicate regularly with our employees, a large majority of whom are shareholders in the company. We post all company announcements on our website, www.pearson.com, as soon as they are released, and major shareholder presentations are made accessible via webcast or conference call. Our website contains a dedicated investor relations section with an extensive archive of past announcements and presentations, historical financial performance, share price data and a calendar of events. It also includes information about all of our businesses, links to their websites, and details of our corporate responsibility policies and activities.

We have an established programme of educational seminars for our institutional shareholders focusing on individual parts of Pearson. The seminars are available to all shareholders via webcast on www.pearson.com

Our AGM – which will be held on 25 April this year – includes opportunities to meet the company's managers, presentations about Pearson's businesses and the previous year's results as well as general AGM business.

People

During 2007, Pearson employed over 32,000 people in 60 countries. Each business has detailed employment practices for recruitment, remuneration, employee relations, health and safety, and terms and conditions designed for the different sectors and countries in which it operates.

We are committed to equality of opportunity for all regardless of gender, race, age, physical ability, religion or sexual orientation. This applies equally to recruitment and to the promotion, development and training of people who are already part of Pearson. The company takes seriously its obligations to the disabled and seeks not to discriminate against current or prospective employees because of any disability.

We are always willing to make reasonable adjustments to premises or employment arrangements if these substantially disadvantage a disabled employee or prospective employee. Every effort is made to find a suitable alternative job and, as necessary, training for those who are unable to continue in their existing role due to disability.

Pearson is committed to clear and timely communication with its people to ensure they understand the financial and economic factors that affect the performance of the company. Pearson supports employee representation to help positive employee relations.

We believe that the best way for employees to profit from the success of the company is for them to become shareholders. Pearson operates worldwide share plans taking account of local country tax and securities regulations. With most of our people based in the US, we have taken special care to make it easy for them to acquire shares in Pearson. The listing of our shares on the New York Stock Exchange allows us to operate a US Employee Stock Purchase Plan that makes share ownership in Pearson accessible to the majority of our employees.

Supplier payment policy

Operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. These supplier payment terms vary by operating company reflecting the different industries and countries in which they operate. It is company policy that suppliers are aware of such terms of payment and that payments to them are made in accordance with these, provided that the supplier is also complying with all relevant terms and conditions. Group trade creditors at 31 December 2007 were equivalent to 28 days of purchases during the year ended on that date. The company does not have any significant trade creditors and therefore is unable to disclose average supplier payment terms.

External giving

During 2007, Pearson's cash charitable giving totalled £7.2m (2006: £3.6m). In addition to cash donations, Pearson also provides in-kind support such as books, publishing expertise, advertising space and staff time. Through the Pearson Foundation, we focus our charitable giving on education and literacy projects around the world. We encourage our employees to support their personal charities by matching donations and payroll giving and by providing volunteering opportunities.

More details can be found in our 2007 CSR report at www.pearson.com/community/csr_report2007

Share capital

Details of share issues are given in note 26 to the accounts on page 88. The company has a single class of shares which is divided into ordinary shares of 25p each. The ordinary shares are in registered form. The company's current authorised share capital is £298,500,000 comprising 1,194,000,000 ordinary shares of which 808,028,141 were issued as at 31 December 2007. At the AGM held on 27 April 2007, the company was authorised, subject to certain conditions, to acquire up to 80 million of its ordinary shares by market purchase. Shareholders will be asked to renew this authority at the AGM on 25 April 2008.

At 29 February 2008, the company had been notified of the following substantial shareholdings (3% or more) in the capital of the company.

	Number of shares	Percentage
Aviva plc	40,126,002	4.96%
Legal & General Group plc	33,336,528	4.12%
Templeton Global Advisors Ltd	56,508,060	6.99%

Annual general meeting

The notice convening the AGM to be held at 12 noon on Friday, 25 April 2008 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 20 March 2008.

Registered auditors

In accordance with section 384 of the Companies Act 1985 and section 489 of the Companies Act 2006 resolutions proposing the reappointment of PricewaterhouseCoopers LLP (PwC) as auditors to the company will be proposed at the AGM, at a level of remuneration to be agreed by the directors.

Auditor independence

In line with best practice, our relationship with PwC, our independent auditor, is governed by our external auditor policy, which is reviewed and approved annually by the audit committee. The policy establishes procedures to ensure the auditors' independence is not compromised as well as defining those non-audit services that the independent auditor may or may not provide to Pearson. These allowable services are in accordance with relevant UK and US legislation.

The audit committee approves all audit and non-audit services provided by the independent auditor. Certain categories of allowable non-audit services have been pre-approved by the audit committee subject to the authorities below:

- Pre-approved non-audit services can be authorised by the chief financial officer up to £100,000 per project, subject to a cumulative limit of £500,000 per annum;
- Acquisition due diligence services up to £100,000 per transaction;
- Tax compliance and related activities up to the greater of £1m per annum or 50% of the external audit fee;
- For forward looking tax planning services we use the most appropriate advisor, usually after a tender process. Where we decide to use our independent auditor authority up to £100,000 per project, subject to a cumulative limit of £500,000 per annum has been delegated by the audit committee to management.

Services provided by the independent auditor above these limits and all other allowable non-audit services, irrespective of value, must be approved by the audit committee. Where appropriate, services will be tendered prior to awarding work to the auditor.

During 2007, Interactive Data appointed Ernst & Young LLP (Ernst & Young) as its independent auditor. To maintain Ernst & Young's independence we have restricted the services that Ernst & Young can provide to Pearson and its subsidiaries, similar to those we impose on PwC.

The audit committee receives regular reports summarising the amount of fees paid to the auditor.

A full statement of the fees for audit and services is provided in note 4 to the accounts on page 63.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group as at the end of the year and of the profit or loss of the Group for that period. The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time, the financial position of the company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985, Companies Act 2006 and the report on directors' remuneration.

They are also responsible for safeguarding the assets of the Group, and hence for taking reasonable steps towards preventing and detecting fraud and other irregularities. In preparing the financial statements on pages 50 to 52 and 54 to 101 inclusive, the directors consider that appropriate accounting policies have been used and applied in a consistent manner, supported by reasonable and prudent judgements and estimates, and that all relevant accounting standards have been followed.

The directors confirm that the auditors have concluded that the directors' report is consistent with the financial statements.

The directors also confirm that, for all directors in office at the date of this report:

So far as each director is aware, there is no relevant audit information of which the company's auditors are unaware.

Each director has taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Approved by the board on 13 March 2008 and signed on its behalf by

Philip Hoffman, *Secretary*

Additional Information for Shareholders

Amendment of articles of association

Any amendments to the articles of association (Articles) of the company may be made in accordance with the provisions of the Companies Acts by way of special resolution. A special resolution will be put to the AGM to be held on 25 April 2008 to amend the Articles, details of which are set out in the Notice of AGM.

Rights attaching to shares

The rights attaching to the ordinary shares are defined in the company's Articles. A shareholder whose name appears on the company's register of members can choose whether his shares are evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated form) in CREST (the electronic settlement system in the UK).

Subject to any restrictions below, shareholders may attend any general meeting of the company and, on a show of hands, every shareholder (or his/her representative) who is present at a general meeting has one vote on each resolution for every ordinary share of which they are the registered shareholder. A resolution put to the vote at a general meeting is decided on a show of hands unless before, or on the declaration of the result of, a vote on a show of hands, a poll is demanded by the chairman of the meeting, or by at least three shareholders (or their representatives) present in person and having the right to vote, or by any shareholders (or their representatives) present in person having at least 10% of the total voting rights of all shareholders, or by any shareholders (or their representatives) present in person holding ordinary shares on which an aggregate sum has been paid up of at least 10% of the total sum paid up on all ordinary shares.

Shareholders can declare a final dividend by passing an ordinary resolution but the amount of the dividend cannot exceed the amount recommended by the board. The board can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide, provided the distributable profits of the company justify such payment. The board may, if authorised by an ordinary resolution of the shareholders, offer any shareholder the right to elect to receive new ordinary shares, which will be credited as fully paid, instead of their cash dividend.

Any dividend which has not been claimed for 12 years after it became due for payment will be forfeited and will then belong to the company, unless the directors decide otherwise.

If the company is wound up, the liquidator can, with the sanction of a special resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company and he/she can value assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator can also transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the members.

Voting at general meetings

Any form of proxy sent by the company to shareholders in relation to any general meeting must be delivered to the company, whether in written form or in electronic form, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

No shareholder is, unless the board decide otherwise, entitled to attend or vote either personally or by proxy at a general meeting or to exercise any other right conferred by being a shareholder if he/she or any person with an interest in shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and he/she or any interested person failed to supply the company with the information requested within 14 days after delivery of that notice. The board may also decide, where the relevant shareholding comprises at least 0.25% of the nominal value of the issued shares of that class, that no dividend is payable in respect of those default shares and that no transfer of any default shares shall be registered.

The company operates two employee benefit trusts to hold shares, pending employees becoming entitled to them under the company's employee share plans. 11,760,626 shares were so held as at 31 December 2007. Each trust has an independent trustee which has full discretion in relation to the voting of such shares. A dividend waiver operates on the shares held in these trusts.

The company also operates a nominee shareholding arrangement known as Sharestore which holds shares on behalf of employees. 1,857,818 shares were so held as at 31 December 2007. The trustees holding these shares seek voting instructions from the employee as beneficial owner, and voting rights are not exercised if no instructions are given.

Transfer of shares

The board may refuse to register a transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the company from taking place on an open and proper basis. The board may also refuse to register a transfer of a certificated share unless (i) the instrument of transfer is lodged, duly stamped (if stampable), at the registered office of the company or any other place decided by the board accompanied by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer, (ii) is in respect of only one class of shares, and (iii) is in favour of not more than four transferees.

Transfers of uncertificated shares must be carried out using CREST and the board can refuse to register a transfer of an uncertificated share in accordance with the regulations governing the operation of CREST.

Variation of rights

If at any time the capital of the company is divided into different classes of shares, the special rights attaching to any class may be varied or revoked either:

(i) with the written consent of the holders of at least 75% in nominal value of the issued shares of the class; or

(ii) with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

Without guidance to any special rights previously conferred on the holders of any existing shares or class of shares, any share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the company may from time to time by ordinary resolution determine.

Appointment and replacement of directors

Directors shall number no less than two. Directors may be appointed by the company by ordinary resolution or by the board. A director appointed by the board shall hold office only until the next AGM and shall then be eligible for reappointment, but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting. The board may from time to time appoint one or more directors to hold executive office with the company for such period (subject to the provisions of the Companies Acts) and upon such terms as the board may decide and may revoke or terminate any appointment so made.

At every AGM of the company, one-third of the directors shall retire by rotation (or, if their number is not a multiple of three, the number nearest to one-third). The first directors to retire by rotation shall be those who wish to retire and not offer themselves for reappointment. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last appointment but, as between persons who became or were last appointed on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, any director who would not otherwise be required to retire shall retire by rotation at the third AGM after his last appointment.

The company may by ordinary resolution remove any director before the expiration of his term of office. In addition, the board may terminate an agreement or arrangement with any director for the provision of his services to the company.

Powers of the directors

Subject to the company's memorandum of association and the Articles, the Companies Acts and any directions given by special resolution, the business of the company will be managed by the board who may exercise all the powers of the company, including powers relating to the issue and/or buying back of shares by the company, (subject to any statutory restrictions or restrictions imposed by shareholders in general meeting).

Significant agreements

The following significant agreements contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the company:

- under the $1,750,000,000 revolving credit facility agreement dated July 2004 (as amended) with a final maturity date of July 2012 between, amongst others, the company, HSBC Bank plc (as facility agent) and the banks and financial institutions named therein as lenders (together, the 'Credit Facilities'), the facility agent must, upon a change of control, cancel the total commitments of the lenders under such Credit Facilities and declare all outstanding advances, together with accrued interest and any other amounts payable in respect of such Credit Facilities, to be immediately due and payable. For these purposes, a 'change of control' occurs if the company becomes a subsidiary of any other company or one or more persons acting either individually or in concert, obtains control (as defined in Section 840 of the Income and Corporation Taxes Act 1988) of the company.
- under the $975,000,000 revolving credit facility agreement dated July 2007 (as amended by an agreement dated February 2008, under which the facility will reduce to $300,000,000 in December 2008 with a final maturity date of September 2009) between, amongst others, the company, Barclays Bank PLC (as facility agent) and the banks and financial institutions named therein as lenders (together, the 'Credit Facilities'), the facility agent must, upon a change of control, cancel the total commitments of the lenders under such Credit Facilities and declare all outstanding advances, together with accrued interest and any other amounts payable in respect of such Credit Facilities, to be immediately due and payable. For these purposes, a 'change of control' occurs if the company becomes a subsidiary of any other company or one or more persons acting either individually or in concert, obtains control (as defined in Section 840 of the Income and Corporation Taxes Act 1988) of the company.
- shares acquired through the company's employee share plans rank pari passu with shares in issue and have no special rights. For legal and practical reasons, the rules of these plans set out the consequences of a change of control of the company.

Report on Directors' Remuneration

The board presents its report on directors' remuneration to shareholders. This report complies with the Directors' Remuneration Report Regulations 2002 and was approved by the board of directors at the board meeting on 29 February 2008.

The committee believes that the company has complied with the provisions regarding remuneration matters contained within the Combined Code, with one exception: since the resignation of Rana Talwar last April, our personnel committee is made up of only two independent non-executive directors and the chairman.

A resolution will be put to shareholders at the annual general meeting (AGM) on 25 April 2008 inviting them to consider and approve this report.

The personnel committee

During 2007, David Arculus chaired the personnel committee; the other members were Rana Talwar, who stood down as a member of the committee at the AGM on 27 April 2007, Terry Burns and Glen Moreno. David Arculus, Rana Talwar and Terry Burns were independent non-executive directors. Glen Moreno, chairman of the board, joined the committee in 2007 as permissible under the UK Combined Code.

The board will appoint an additional independent director to join the personnel committee in due course, so as to comply with the Code.

Marjorie Scardino, chief executive, David Bell, director for people, Robert Head, compensation and benefits director, and Stephen Jones, deputy company secretary, provided material assistance to the committee during the year. They attended meetings of the committee, although no director was involved in any decisions as to his or her own remuneration.

To ensure that it receives independent advice, the committee has appointed Towers Perrin to supply survey data and to advise on market trends, long-term incentives and other general remuneration matters. Towers Perrin also advised the company on health and welfare benefits in the US and provided consulting advice directly to certain Pearson operating companies.

The committee's terms of reference are set out on the company's website. The committee met five times during 2007. The matters discussed and actions taken were as follows:

15 and 23 February 2007
Reviewed and approved 2006 annual incentive plan payouts
Reviewed and approved 2004 long-term incentive plan payouts
Approved vesting of 2002 and 2004 annual bonus share matching awards and operation of plan for 2007
Reviewed and approved increases in executive base salaries for 2007
Reviewed and approved 2007 Pearson and operating company annual incentive plan targets
Reviewed 2007 long-term incentive awards and associated performance conditions for Pearson Management Committee
Reviewed strategy on 2007 long-term incentive awards for executives and managers
Reviewed and approved 2006 report on directors' remuneration
Noted company's use of equity for employee share plans
26 July 2007
Approved 2007 long-term incentive awards for Pearson Management Committee and other executives and managers
Reviewed and amended committee's charter and terms of reference
3 October 2007
Considered Towers Perrin's report on remuneration for Pearson Management Committee for 2008
Noted status of outstanding long-term incentive awards
3 December 2007
Reviewed 2008 annual incentive plan structure and metrics
Agreed to submit annual bonus share matching plan for renewal by shareholders in 2008

Remuneration policy

This report sets out the company's policy on directors' remuneration. This policy will continue to apply to each director for 2008 and, so far as practicable, for subsequent years. The committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the company's business environment and in remuneration practice. Future reports, which will continue to be subject to shareholder approval, will describe any changes in policy for years after 2008. Shareholders should consider all statements in this report about remuneration policy for years after 2008 in this context.

Pearson's goal is to produce sustainable growth on our three key financial measures – adjusted earnings per share, cash generation and return on invested capital – which we believe are, together, good indicators that we are building the long-term value of Pearson. We do this by investing consistently in four areas which are common to all our businesses: content, technology and services, international markets and efficiency. We believe this strategy can create a virtuous circle of efficiency, investment, market share gains and scale which in turn can produce sustainable growth on our financial goals and the value of the company.

We seek to generate a performance culture that supports these goals by operating incentive programmes that directly reward their achievement. The committee selects performance conditions for the company's various performance-related annual or long-term incentive plans that are linked to the company's strategic objectives set out above and aligned with the interests of shareholders.

Share ownership is encouraged throughout the company. All outstanding long-term incentive awards for each of the executive directors are set out in tables 4 and 5 on pages 46 to 49 of this report.

The committee determines whether or not targets have been met under the company's various performance-related annual or long-term incentive plans based on the relevant internal information and input from external advisers. Since 2005, the Group's financial results have been reported under IFRS. Earnings per share and any other accounting measures used for the purposes of the company's short- or long-term incentive plans are adjusted for IFRS where applicable.

It is the company's policy that total remuneration (base compensation plus short- and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

Main elements of remuneration

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives.

Element	Objective	Performance period	Performance conditions
Base salary (see page 37)	Reflects competitive market level, role and individual contribution	Not applicable	Normally reviewed annually taking into account the remuneration of directors and executives in similar positions in comparable companies, individual performance and levels of pay and pay increases throughout the company
Annual incentives (see page 37)	Motivates achievement of annual strategic goals	One year	Subject to achievement of targets for sales, earnings per share or profit, working capital and cash
Bonus share matching (see page 38)	Encourages executive directors and other senior executives to acquire and hold Pearson shares. Aligns executives and shareholders' interests	Three years	Subject to achievement of target for earnings per share growth
Long-term incentives (see page 39)	Drives long-term earnings and share price growth and value creation. Aligns executives' and shareholders' interests	Three years	Subject to achievement of targets for relative total shareholder return, return on invested capital and earnings per share growth

Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual incentives, bonus share matching and long-term incentives. The relative importance of fixed and performance-related remuneration for each of the directors is as follows:

Proportion of total compensation



Marjorie Scardino
32.8%
26.6%
David Bell
39.0%
31.7%
Robin Freestone
34.2%
29.7%
Rona Fairhead
38.4%
29.0%
John Makinson
47.1%
28.3%
Base salary and other fixed remuneration
Annual incentive and bonus share matching
Long-term incentives

The committee will continue to review the mix of fixed and performance-linked remuneration on an annual basis, consistent with its overall philosophy.

Benchmarking

Our policy is that the remuneration of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of UK companies in different sectors including the media sector. Some are of a similar size to Pearson, while others are larger, but the method which the committee's independent advisers use to make comparisons on remuneration takes this into account. All have very substantial overseas operations. We also use selected media companies in North America.

We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

The market assessments against the two groups are not a simple statistical outcome and nor are they an average of the two groups. In preparing the assessments and comparisons with the Pearson data, the data for the comparator group companies are considered separately and are adjusted using regression analysis to take account of those factors which Towers Perrin's research shows differentiate remuneration for jobs of a similar nature. The factors include sales, board membership, reporting relationships and international activities.

For benchmarking purposes, the main elements of remuneration are valued as follows:

Element of remuneration	Valuation
Base salary	Actual base salary
Annual incentive	Target level of annual incentive
Bonus share matching	Expected value of matching award based on 50% of target level of annual incentive
Long-term incentive	Expected value of long-term incentive award
Pension and benefits	Cost to company of providing pension and other benefits
Total remuneration	Sum of all elements of remuneration

Expected value means the net present value of awards taking into account the vesting schedule, risk of forfeiture and the probability that any performance target will be met.

Base salary

Our normal policy is to review salaries annually consistent with our approach to benchmarking set out above. For 2007, the increases in base salary for the executive directors were in line with the general guideline for increases in the company as a whole with two exceptions. In the light of its review, the committee concluded that higher increases were justified for the Chief Executive to keep her salary in line with competitive market levels and for the Chief Financial Officer to bring his salary up to competitive market levels following his appointment in 2006.

The committee has reviewed executive directors' base salaries for 2008. Full details will be set out in the report on directors' remuneration for 2008.

Allowances and benefits

It is the company's policy that benefit programmes should be competitive in the context of the local labour market, but as an international company we require executives to operate worldwide and recognise that recruitment also operates worldwide.

Annual incentives

The committee establishes the annual incentive plans for the executive directors and the chief executives of the company's principal operating companies, including performance measures and targets.

The financial performance measures relate to the company's main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item. For each performance measure, the committee establishes threshold, target and maximum levels of performance for different levels of payout.

With the exception of the CEO, 10% of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the CEO. These may include inter alia objectives relating to corporate social responsibility. The company publishes a detailed annual report on our progress and plans in this area, which is available at www.pearson.com/community/csr_report2007.

For 2008, the financial performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share for continuing operations at constant exchange rates, average working capital as a ratio to sales and operating cash flow. For subsequent years, the measures will be set at the time.

For 2008, the committee has reviewed the structure for annual incentives for the executive directors other than the CEO. Previously, this has expressed individual annual incentive opportunities by reference to base salary. In future, starting in 2008, these incentive opportunities will be expressed as absolute cash amounts. The committee with the advice of the CEO will determine the aggregate level of annual incentives and individual incentive opportunities taking into account all relevant factors. These factors may include the profitability of the company, individual roles and responsibilities, market annual incentive levels, and the performance required to achieve the maximum payout.

In aggregate, the target individual incentive opportunities for the current executive directors including the CEO will be up to 0.4% of operating profit in the company's operating plan each year. In each year's report on directors' remuneration, the committee will set out the target and maximum incentive opportunities for the CEO and the other executive directors for the year ahead.

For 2008, there is no change to the incentive opportunity for the CEO which remains at 100% of base salary at target and 150% of salary at maximum. The average target individual incentive opportunity for the other executive directors is £381,000 (compared to £345,000 in 2007) and the maximum is twice target (as in 2007).

The annual incentive plans are discretionary and the committee reserves the right to make adjustments to payouts up or down taking into account exceptional factors in line with the committee's existing policy.

The committee will continue to review the annual incentive plans each year and to revise the performance measures, targets and individual incentive opportunities in light of current conditions. The committee will continue to disclose details of the operation of the annual incentive plans in the report on directors' remuneration each year.

Annual incentive payments do not form part of pensionable earnings.

For 2007, total annual incentive opportunities were based on Pearson plc and operating company financial performance and performance against personal objectives as follows:

Name	Pearson plc	Operating company	Personal objectives
Marjorie Scardino	100%	–	–
David Bell	90%	–	10%
Rona Fairhead	30%	60% (FT Group)	10%
Robin Freestone	90%	–	10%
John Makinson	30%	60% (Penguin Group)	10%

Performance in 2007 against the incentive plans was as follows:

Incentive plan	Performance measure	Performance against incentive plan: Below threshold	Between threshold and target	Between target and maximum	Above maximum
Pearson plc	Sales			√	
	Underlying growth in adjusted earnings per share at constant exchange rates				√
	Average working capital to sales ratio				√
	Operating cash flow				√
FT Group	Sales			√	
	Operating profit				√
	Operating cash flow				√
Penguin Group	Sales				√
	Operating margin				√
	Average working capital to sales ratio				√
	Operating cash flow				√

None of the executive directors was directly covered by the plans for the education businesses where the same performance measures applied. The performance of these businesses is covered elsewhere in the annual report.

Details of actual payouts for 2007 are set out in table 1 on page 45.

Bonus share matching

We are asking shareholders by separate resolution to approve the renewal of the annual bonus share matching plan first approved by shareholders in 1998.

The committee has reviewed the operation of this plan since its introduction. Taking into account how plans of this type have evolved, we are seeking to renew the plan for a further ten-year term on broadly similar terms. But we are proposing certain changes that we think are consistent with market practice, will simplify the plan, enhance take-up, particularly in our key market, avoid compliance difficulties in the US, and benefit the plan's administration.

Subject to shareholders' approval, the renewed annual bonus share matching plan will operate in 2008 in respect of annual incentives for 2007. The plan will continue to permit executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares.

If the participant's invested shares are held, they will be matched subject to earnings per share growth over the three-year performance period on a gross basis up to a maximum of one matching share for every one held i.e. the number of matching shares will be equal to the number of shares that could have been acquired with the amount of the pre-tax annual bonus taken in invested shares.

One matching share for every two invested shares held i.e. 50% of the maximum matching award, will be released if the company's adjusted earnings per share increase in real terms by 3% per annum compound over the three-year performance period. One matching share for every one invested share held i.e. 100% of the maximum matching award, will be released if the company's adjusted earnings per share increase in real terms by 5% per annum compound over the same period.

For real growth in adjusted earnings per share of between 3% and 5% per annum compound, the rate at which the participant's invested shares will be matched will be calculated according to a straight-line sliding scale.

Real earnings per share growth per annum	Proportion of maximum matching award released
Less than 3%	0%
3%	50%
Between 3% and 5%	Sliding scale between 50% and 100%
5% or more	100%

Earnings per share growth is calculated using the point-to-point method. This method compares the adjusted earnings per share in the company's accounts for the financial year ended prior to the grant date with the adjusted earnings per share for the financial year ending three years later and calculates the implicit compound annual growth rate over the period.

Real growth is calculated by reference to the UK Government's Retail Prices Index (All Items). We choose to test our earnings per share growth against UK inflation over three years to measure the company's financial progress over the period to which the entitlement to matching shares relates.

Where matching shares vest in accordance with the plan, a participant will also receive 'dividend' shares representing the gross value of dividends that would have been paid on the matching shares during the holding period and reinvested.

Under the previous plan, if a participant's invested shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum over a five-year period, the company will match them on a gross basis of one share for every one held. Half the matching shares will vest if the performance condition is met over the first three years. Since its introduction, there have been six full five-year cycles of this plan. For the 1998 award, the first one-for-two match vested, but not the full one-for-one. For both the 1999 and 2000 award, both matches lapsed. And for the 2001, 2002 and 2003 awards, the full one-for-one match vested.

Details of awards made, held or released under the annual bonus share matching plan in 2007 are as follows (subject to audit):

Date of award	Share price on date of award	Vesting	Status
22 May 2007	899.9p	50% on 22 May 2010	Outstanding subject to 2006 to 2009 performance
		100% on 22 May 2012	Outstanding subject to 2006 to 2011 performance
12 April 2006	776.2p	50% on 12 April 2009	Outstanding subject to 2005 to 2008 performance
		100% on 12 April 2011	Outstanding subject to 2005 to 2010 performance
15 April 2005	631.0p	50% on 15 April 2008	Performance condition met. Increase in adjusted earnings per share for 2004 to 2007 of 69.8% against target of 20.1%
		100% on 15 April 2010	Outstanding subject to participants not electing to call for 50% of shares that vest on 15 April 2008 and subject to 2004 to 2009 performance
16 April 2004	652.0p	50% on 16 April 2007	Target met as reported in report on directors' remuneration for 2006. Shares held pending release on 16 April 2009
		100% on 16 April 2009	Outstanding subject to 2003 to 2008 performance
17 April 2003	541.0p	100% on 17 April 2008	Performance condition met. Increase in adjusted earnings per share for 2002 to 2007 of 84.6% against target of 33.2%. Shares held pending release on 17 April 2008
19 April 2002	892.0p	100% on 19 April 2007	Target met as reported in report on directors' remuneration for 2006. Shares released on 17 May 2007

All of the executive directors hold or held awards under this plan. Details are set out in table 4 on pages 46 and 47 and itemised as a or a*.

Long-term incentives

At the annual general meeting in April 2006, shareholders approved the renewal of the long-term incentive plan first introduced in 2001.

Executive directors, senior executives and other managers are eligible to participate in the plan which can deliver restricted stock and/or stock options. The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. It is not the committee's intention to grant stock options in 2008.

Restricted stock granted to executive directors vests only when stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period. There is no retesting.

The committee determines the performance measures and targets governing an award of restricted stock prior to grant.

The performance measures that have applied since 2006 and that will apply for 2008 and subsequent awards for the executive directors are focused on delivering and improving returns to shareholders. These are relative total shareholder return (TSR), return on invested capital (ROIC) and earnings per share (EPS) growth.

Total shareholder return is the return to shareholders from any growth in Pearson's share price and reinvested dividends over the performance period. For long-term incentive awards, TSR is measured relative to the constituents of the FTSE World Media Index over a three-year period. Companies that drop out of the index are excluded i.e. only companies in the index for the entire period are counted.

Share price is averaged over 20 days at the start and end of the performance period, commencing on the date of Pearson's results' announcement in the year of grant and the year of vesting. Dividends are treated as reinvested on the ex-dividend date, in line with the *Datastream* methodology.

Return on invested capital is adjusted operating profit less cash tax expressed as a percentage of gross invested capital (net operating assets plus gross goodwill).

Earnings per share is calculated by dividing the profit attributable to equity shareholders of Pearson by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Pearson and held as treasury shares.

For 2008 and subsequent awards, earnings per share growth is calculated using the point-to-point method. This method compares the adjusted earnings per share in the company's accounts for the financial year ended prior to the grant date with the adjusted earnings per share for the financial year ending three years later and calculates the implicit compound annual growth rate over the period.

For awards prior to 2008, earnings per share growth is calculated using the aggregate method that sums the results for each year and calculates the compound aggregate average annual growth assuming a constant increase on the base year through the period. Sales growth – relevant to awards prior to 2006 – was also calculated using the aggregate method.

Pearson's reported financial results for the relevant periods are used to measure performance. The committee has discretion to make adjustments taking into account exceptional factors that distort underlying business performance. In exercising such discretion, the committee is guided by the principle of aligning shareholder and management interests.

Long-term incentive plan: summary of awards, conditions and vesting


Conditional share award
One-third of award based on each of relative total shareholder return, return on invested capital and earnings per share growth
Awards vest after three years on a sliding scale based on performance
75% of vested shares released after three years
25% of vested shares released after further two years

The vesting of shares based on relative total shareholder return is subject to the committee satisfying itself that the recorded total shareholder return is a genuine reflection of the underlying financial performance of the business.

The committee chose total shareholder return relative to the constituents of the FTSE World Media Index because, in line with many of our shareholders, it felt that part of executive directors' rewards should be linked to performance relative to the company's peers.

We chose return on invested capital because, over the past few years, the transformation of Pearson has significantly increased the capital invested in the business (mostly in the form of goodwill associated with acquisitions) and required substantial cash investment to integrate those acquisitions.

Earnings per share growth was chosen because strong bottom-line growth is imperative if we are to improve our total shareholder return and our return on invested capital.

Pearson wishes to encourage executives and managers to build up a long-term holding of shares so as to demonstrate their commitment to the company.

To achieve this, for awards of restricted stock that are subject to performance conditions over a three-year period, 75% of the award vests at the end of the three-year period. The remaining 25% of the award only vests if the participant retains the after-tax number of shares that vest at year three for a further two years.

Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors.

Where shares vest, participants receive additional shares representing the gross value of dividends that would have been paid on these shares during the performance period and reinvested. The expected value of awards made on this basis takes this into account.

The committee's independent advisers calculate each year the expected value of awards i.e. their net present value after taking into account the vesting schedule, risk of forfeiture and the probability that any performance targets will be met. In the case of return on invested capital and earnings per share growth, these probabilities take into account the company's strategic objectives over the performance period.

The committee establishes each year the expected value of individual awards taking into account these values and assessments by the committee's independent advisers of market practice for comparable companies and of directors' total remuneration relative to the market.

In establishing the expected value of individual awards, the committee also has regard to the face value of the awards and their potential value should the performance targets be met in full.

The committee will set stretching targets for the 2008 awards that are consistent with the company's strategic objectives over the period to 2010. It is the committee's intention that these targets will be no less demanding than the targets for the 2007 awards. Full details of the targets and individual awards will be set out in the report on directors' remuneration for 2008.

Details of awards made, vested or released under the long-term incentive plan in 2007 are as follows (subject to audit):

Date of award	Share price on date of award	Vesting date	Performance measures (award split equally across three measures)	Performance period	Payout at threshold	Payout at maximum	Actual performance	Proportion of award vested	Status of award
30 July 2007	778p	30 July 2010	Relative TSR	2007 to 2010	30% at median	100% at upper quartile	–	–	Outstanding
			ROIC	2009	25% for ROIC of 8.5%	100% for ROIC of 10.5%	–	–	Outstanding
			EPS growth	2007, 2008 and 2009 compared to 2006 base year	30% for EPS growth of 6.0%	100% for EPS growth of 12.0%	–	–	Outstanding
23 September 2005	655p	23 September 2008	Relative TSR	2005 to 2008	40% at median	100% at upper quartile	–	–	Remain held because the performance period ends after the date of this report
			ROIC	2007	25% for ROIC of 7.5%	100% for ROIC of 9.0%	8.2%	60%	Vested and remain held pending release
			EPS growth and sales growth matrix	2005, 2006 and 2007 compared to 2004 base year	30% for real growth in both sales and EPS	100% for 10% growth in either sales or EPS, or between real and 10% growth in both	EPS growth 20.4% Sales growth 5.0%	100%	Vested and remain held pending release
21 December 2004	613p	21 December 2007	Relative TSR	2004 to 2007	40% at median	100% at upper quartile	71st percentile (31 out of 104 companies)	89.92%	79.97% of shares vested. Three-quarters were released on 21 December 2007. If after-tax number of share are retained for a further two years, the remaining quarter will be released on 21 December 2009
			ROIC	2006	25% for ROIC of 6.5%	100% for ROIC of 8.0%	8.0%	100%	
			EPS growth and sales growth matrix	2004, 2005 and 2006 compared to 2003 base year	30% for real growth in both sales and EPS	100% for 10% growth in either sales or EPS, or between real and 10% growth in both	EPS growth 10.7% Sales growth 1.5%	50% (for details see report on directors' remuneration for 2006)	

Awards of restricted shares made on 16 December 2002, 26 September 2003 and 13 October 2006 remain outstanding. The original terms of the awards were disclosed in detail in the reports on directors' remuneration for the years in which the awards were made. We will disclose at the relevant time performance against targets and the extent to which these awards vest or lapse. All of the executive directors hold or held awards under this plan. Details are set out in table 4 on pages 46 and 47 and itemised as b or b*.

All-employee share plans

Executive directors are eligible to participate in the company's all-employee share plans on the same terms as other employees. These plans comprise share acquisition savings programmes in the UK and the US.

These plans operate within specific tax legislation (including a requirement to finance acquisition of shares using the proceeds of a monthly savings contract) and the acquisition of shares under these plans is not subject to the satisfaction of a performance target.

Dilution and use of equity

Awards under the company's various stock plans may be satisfied using existing shares bought in the market, treasury shares or newly-issued shares.

In the case of restricted stock awards under the long-term incentive plan and matching share awards under the annual bonus share matching plan, the company would normally expect to use existing shares.

In any rolling ten-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under executive or discretionary plans.

At 31 December 2007, stock awards to be satisfied by new-issue equity granted in the last ten years under all employee share plans amounted to 4.0% of the company's issued share capital and under executive or discretionary plans amounted to 2.7%.

The headroom available for all employee plans and executive or discretionary plans is as follows:

	2007	2006	2005
Headroom for all employee plans	6.0%	6.6%	6.4%
Headroom for executive or discretionary plans	2.3%	2.7%	2.5%

In addition, no more than 5% of Pearson equity may be held in trust at any time. Against this limit, shares held in trust amount to 1.6% (1.5% in 2006) of the company's issued share capital and the available headroom is 3.4%.

Shareholding of executive directors

As previously noted, in line with the policy of encouraging widespread employee ownership, the company encourages executive directors to build up a substantial shareholding in the company.

Given the share retention features of the annual bonus share matching and long-term incentive plans and the volatility of the stock market, we do not think it is appropriate to specify a particular relationship of shareholding to salary. However, we describe separately here both the number of shares that the executive directors hold and the value expressed as a percentage of base salary.

No executive director sold shares during the year other than to cover the cost of exercising share options or to satisfy income tax liability on the exercise of share options or the release of restricted shares.

The current value of the executive directors' own shares based on the middle market value of Pearson shares of 666p on 29 February 2008 against the annual base salary set out in this report is as follows:

Own shares	Number of shares	Value (% of base salary)
Marjorie Scardino	400,886	297%
David Bell	172,896	261%
Rona Fairhead	121,556	166%
Robin Freestone	7,930	13%
John Makinson	306,592	403%

In addition, the executive directors have prospective holdings as a result of restricted shares that have vested and are held pending release. The current value of these shares before any withholdings is as follows:

Restricted shares	Number of shares	Value (% of base salary)
Marjorie Scardino	323,197	239%
David Bell	132,024	199%
Rona Fairhead	167,217	229%
Robin Freestone	–	–
John Makinson	141,212	185%

Service agreements

In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement. These service agreements provide that the company may terminate these agreements by giving 12 months' notice, and in some instances they specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate compensation for loss of office and in line with the market.

We summarise the service agreements that applied during 2007 and that continue to apply for 2008 as follows:

Name	Date of agreement	Notice periods	Compensation on termination by the company without notice or cause
Glen Moreno	29 July 2005	12 months from the director; 12 months from the company	100% of annual fees at the date of termination
Marjorie Scardino	27 February 2004	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive
David Bell	15 March 1996	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive
Rona Fairhead	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive
Robin Freestone	5 June 2006	Six months from the director; 12 months from the company	No contractual provisions
John Makinson	24 January 2003	Six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential annual incentive

Retirement benefits

We describe the retirement benefits for each of the executive directors. Details of directors' pension arrangements are set out in table 2 on page 45 of this report.

Executive directors participate in the pension arrangements set up for Pearson employees.

Marjorie Scardino, John Makinson, Rona Fairhead and Robin Freestone will also have other retirement arrangements because of the cap on the amount of benefits that can be provided from the pension arrangements in the US and the UK.

The pension arrangements for all the executive directors include life insurance cover while in employment, and entitlement to a pension in the event of ill-health or disability. A pension for their spouse and/or dependants is also available on death.

In the US, the defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation until 31 December 2001 when further benefit accruals ceased. Normal retirement age is 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse's pension on death in service and the option to provide a death in retirement pension by reducing the member's pension.

The defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.

In the UK, the pension plan is the Pearson Group Pension Plan and executive directors participate in either the Final Pay or the Money Purchase 2003 section. Normal retirement age is 62, but, subject to company consent, retirement is currently possible after age 50. The accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member's spouse, dependant children and/or nominated financial dependant are payable in the event of death.

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at 6 April 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own 'cap', which will increase annually in line with the UK Government's Index of Retail Prices (All Items). The cap was £112,800 as at 6 April 2007.

In response to the UK Government's plans for pensions simplification and so-called 'A-Day' effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance were offered a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company.

Marjorie Scardino

Marjorie Scardino participates in the Pearson Inc. Pension Plan and the approved 401(k) plan.

Additional pension benefits are provided through an unfunded unapproved defined contribution plan and a funded defined contribution plan approved by HM Revenue and Customs as a corresponding plan to replace part of the unfunded plan. The account balance of the unfunded unapproved defined contribution plan is determined by reference to the value of a notional cash account that increases annually by a specified notional interest rate. This plan provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion.

David Bell

David Bell is a member of the Pearson Group Pension Plan. He is eligible for a pension of two-thirds of his final base salary at age 62 due to his long service but early retirement before that date is possible, subject to company consent.

Rona Fairhead

Rona Fairhead is a member of the Pearson Group Pension Plan. Her pension accrual rate is 1/30th of pensionable salary per annum, restricted to the plan earnings cap.

Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on her behalf. Since April 2006, she has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

Robin Freestone

Robin Freestone is a member of the Money Purchase 2003 section of the Pearson Group Pension Plan. Company contributions are 16% of pensionable salary per annum, restricted to the plan earnings cap.

Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

John Makinson

John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the plan earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pension payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at 1 June 2002, increased at 1 January each year by reference to the increase in the UK Government's Index of Retail Prices (All Items). In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50, with company consent.

The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

Executive directors' non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

The following executive directors served as non-executive directors elsewhere and received fees or other benefits for the period covered by this report as follows:

	Company	Fees/benefits
Marjorie Scardino	Nokia Corporation	€150,000
	MacArthur Foundation	$20,000
David Bell	VITEC Group plc	£12,283
Rona Fairhead	HSBC Holdings plc	£102,501
Robin Freestone	eChem	£3,115
John Makinson	George Weston Limited	C$34,625

Chairman's remuneration

Our policy is that the chairman's pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.

In accordance with the terms of his appointment, the committee reviewed the chairman's remuneration in 2007. In the light of this review, including a market assessment by Towers Perrin, the board approved the committee's recommendation that the chairman's remuneration be increased to £450,000 per year with effect from 1 January 2007.

Non-executive directors

Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company's articles of association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

The report on directors' remuneration for 2006 noted that the board intended to review the level and structure of non-executive directors' fees in 2007 which had been last reviewed with effect from 1 January 2005. In the light of this review, which included a market assessment by Towers Perrin, the board agreed an increase in the basic fee, an increase in the fees for committee chairmanship, audit committee membership, and the senior independent director and the removal of the previous separate fee for overseas meetings.

The level and structure of non-executive directors' fees effective from 1 July 2007 is as follows:

	Fees payable from 1 July 2007
Non-executive director	£60,000
Chairmanship of audit committee	£20,000
Chairmanship of personnel committee	£15,000
Membership of audit committee	£10,000
Membership of personnel committee	£5,000
Senior independent director	£15,000

A minimum of 25% of the basic fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.

Patrick Cescau's fee is paid directly to his employer.

Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Total shareholder return performance

Below we set out Pearson's total shareholder return on three bases. Pearson is a constituent of all the indices shown.

First, we set out Pearson's total shareholder return performance relative to the FTSE All-Share index on an annual basis over the five-year period 2002 to 2007. We have chosen this index, and used it consistently in each report on directors' remuneration since 2002, on the basis that it is a recognisable reference point and an appropriate comparator for the majority of our investors.

Total shareholder return



Pearson
FTSE All-Share
250
200
150
100
50
02
03
04
05
06
07

Secondly, to illustrate performance against our sector, we show Pearson's total shareholder return relative to the FTSE Media index over the same five-year period.

Total shareholder return



Pearson
FTSE Media
250
200
150
100
50
02
03
04
05
06
07

And thirdly, we show Pearson's total shareholder return relative to the FTSE All-Share and Media indices on a monthly basis over 2007, the period to which this report relates.

Total shareholder return



Pearson
FTSE All-Share
FTSE Media
130
120
110
100
Dec
Mar
Jun
Sep
Dec

Items subject to audit

The following tables form the auditable part of the remuneration report.

Table 1: Remuneration of the directors

Excluding contributions to pension funds and related benefits set out in table 2, directors' remuneration was as follows:

All figures in £000s	2007 Salaries/fees	2007 Annual incentive	2007 Allowances	2007 Benefits	2007 Total	2006 Total
Chairman						
Glen Moreno	450	–	–	–	**450**	425
Executive directors						
Marjorie Scardino	900	1,341	52	39	**2,332**	1,962
David Bell	442	650	0	19	**1,111**	954
Rona Fairhead	487	693	0	27	**1,207**	1,062
Robin Freestone	405	597	0	15	**1,017**	460
John Makinson	507	743	169	29	**1,448**	1,326
Non-executive directors						
David Arculus	76	–	–	–	**76**	51
Terry Burns	76	–	–	–	**76**	67
Patrick Cescau	64	–	–	–	**64**	53
Susan Fuhrman	64	–	–	–	**64**	61
Ken Hydon	71	–	–	–	**71**	48
Rana Talwar (resigned 27 April 2007)	19	–	–	–	**19**	53
Total	**3,561**	**4,024**	**221**	**129**	**7,935**	6,522
Total 2006 (including former directors)	3,219	3,022	233	85	–	6,559

Note 1 Allowances for Marjorie Scardino include £41,760 in respect of housing costs and a US payroll supplement of £10,446. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £168,545 for 2007.

Note 2 Benefits include company car, car allowance and health care and, for Marjorie Scardino, pension planning and financial advice. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

Note 3 No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Note 4 Patrick Cescau's fee is paid over to his employer.

Note 5 The company provided benefits to Vernon Sankey after he stepped down from the board to the value of £3,600.

Table 2: Directors' pensions and other pension-related items

Directors' pensions	Age at 31 Dec 07	Increase/ (decrease) in accrued pension over the period £000	Accrued pension at 31 Dec 07 £000[1]	Transfer value at 31 Dec 06 £000	Transfer value at 31 Dec 07 £000[2]	Increase/ (decrease) in transfer value* over the period £000	Increase/ (decrease) in accrued pension† over the period £000	Transfer value* of the increase/ (decrease) in accrued pension† at 31 Dec 07 £000	Other pension costs to the company over the period £000[3]	Other allowances in lieu of pension £000[4]	Other pension related benefit costs £000[5]
Marjorie Scardino	60	(0.1)	3.6	31.7	32.7	1.0	(0.2)	(1.8)	582.7	–	42.2
David Bell	61	21.2	304.5	5,022.6	5,623.7	579.0	10.1	164.6	–	–	–
Rona Fairhead	46	4.1	22.6	138.6	214.8	70.8	3.4	27.1	–	123.7	2.8
Robin Freestone	49	–	–	–	–	–	–	–	17.4	104.3	0.5
John Makinson	53	23.7	211.8	2,095.3	2,799.6	698.9	16.4	211.4	–	–	4.2

*Less directors' contributions.

†Net of inflation.

Note 1 The accrued pension at 31 December 2007 is that which would become payable from normal retirement age if the member left service at 31 December 2007. For Marjorie Scardino it relates only to the pension from the US Plan and there is a decrease because of exchange rate changes over the year. For David Bell and Rona Fairhead it relates to the pension payable from the UK Plan. For John Makinson it relates to the pension from the UK Plan, the FURBS and the UURBS in aggregate.

Note 2 The UK transfer values at 31 December 2007 are calculated using the assumptions for cash equivalents payable from the UK Plan and are based on the accrued pension at that date. For the US SERP, transfer values are calculated using a discount rate equivalent to current US government long-term bond yields. The US Plan is a lump sum plan and the accrued balance is shown.

Note 3 For UK benefits, this column comprises employer contributions to the Money Purchase 2003 section of the Pearson Group Pension Plan. For US benefits, it includes company contributions to funded defined contribution plans and notional contributions to unfunded defined contribution plans.

Note 4 This column comprises cash allowances paid in lieu of pension benefits above the plan earnings cap.

Note 5 This column comprises life cover and long-term disability insurance not covered by the retirement plans.

Table 3: Interests of directors

	Ordinary shares at 1 Jan 07	Ordinary shares at 31 Dec 07 (or date of leaving if earlier)
Glen Moreno	110,000	170,000
Marjorie Scardino	216,777	400,886
David Arculus	1,065	2,223
David Bell	122,962	172,896
Terry Burns	7,097	8,471
Patrick Cescau	2,758	2,758
Rona Fairhead	62,593	121,556
Robin Freestone	2,089	7,930
Susan Fuhrman	3,830	5,301
Ken Hydon	6,065	7,172
John Makinson	172,872	306,592
Rana Talwar (resigned 27 April 2007)	17,728	18,683

Note 1 Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.

Note 2 At 31 December 2007 and 29 February 2008, 11,760,626 Pearson ordinary shares of 25p each were held in the Pearson Employee Share Ownership Trust.

No director sold shares during the year other than to cover the cost of exercising share options or to satisfy income tax liability on the exercise of share options or the release of restricted shares.

Note 3 At 31 December 2007, John Makinson held 1,000 shares in Interactive Data Corporation.

Note 4 From 2004, Marjorie Scardino is also deemed to be interested in a further number of shares under her unfunded pension arrangement described in this report, which provides the opportunity to convert a proportion of her notional cash account into a notional share account reflecting the value of a number of Pearson shares.

Note 5 The register of directors' interests (which is open to inspection during normal office hours) contains full details of directors' shareholdings and options to subscribe for shares. The market price on 31 December 2007 was 732.0p per share and the range during the year was 694.5p to 914.5p.

Table 4: Movements in directors' interests in restricted shares

Restricted shares designated as: a annual bonus share matching plan; b long-term incentive plan; and * where shares at 31 December 2007 have vested and are held pending release.

	Date of award	1 Jan 07	Awarded	Released	Lapsed	31 Dec 07	Market value at date of award	Earliest release date	Date of release	Market value at date of release
Marjorie Scardino										
a	22/5/07	0	60,287			60,287	899.9p	22/5/10		
b	16/12/02	301,700				301,700	638.5p	28/6/05		
b	26/9/03	120,200				120,200	582.0p	26/9/06		
b*	21/12/04	208,065		156,049		52,016	613.0p	21/12/07	21/12/07	735.0p
b*	21/12/04	138,710		93,546	13,983	31,181	613.0p	21/12/07	21/12/07	735.0p
b*	23/9/05	300,000			60,000	240,000	655.0p	23/9/08		
b	23/9/05	150,000				150,000	655.0p	23/9/08		
b	13/10/06	450,000				450,000	767.5p	13/10/09		
b	30/7/07	0	420,000			420,000	778.0p	30/7/10		
Total		**1,668,675**	**480,287**	**249,595**	**73,983**	**1,825,384**				
David Bell										
a*	17/4/03	6,105				6,105	541.0p	17/4/08		
a*	16/4/04	2,251				2,251	652.0p	16/4/07		
a	16/4/04	2,252				2,252	652.0p	16/4/09		
b	16/12/02	133,065				133,065	638.5p	28/6/05		
b	26/9/03	82,400				82,400	582.0p	26/9/06		
b*	21/12/04	82,531		61,898		20,633	613.0p	21/12/07	21/12/07	735.0p
b*	21/12/04	55,021		37,107	5,545	12,369	613.0p	21/12/07	21/12/07	735.0p
b*	23/9/05	113,333			22,667	90,666	655.0p	23/9/08		
b	23/9/05	56,667				56,667	655.0p	23/9/08		
b	13/10/06	125,000				125,000	767.5p	13/10/09		
b	30/7/07	0	100,000			100,000	778.0p	30/7/10		
Total		**658,625**	**100,000**	**99,005**	**28,212**	**631,408**				

Table 4: Movements in directors' interests in restricted shares continued

Restricted shares designated as: a annual bonus share matching plan; b long-term incentive plan; and * where shares at 31 December 2007 have vested and are held pending release.

	Date of award	1 Jan 07	Awarded	Released	Lapsed	31 Dec 07	Market value at date of award	Earliest release date	Date of release	Market value at date of release
Rona Fairhead										
a	19/4/02	933		933		0	892.0p	19/4/07	17/5/07	901.5p
a*	17/4/03	15,103				15,103	541.0p	17/4/08		
a*	16/4/04	2,573				2,573	652.0p	16/4/07		
a	16/4/04	2,573				2,573	652.0p	16/4/09		
a*	15/4/05	9,873				9,873	631.0p	15/4/08		
a	15/4/05	9,873				9,873	631.0p	15/4/10		
a	12/4/06	16,101				16,101	776.2p	12/4/09		
b	16/12/02	133,065				133,065	638.5p	28/6/05		
b	26/9/03	82,400				82,400	582.0p	26/9/06		
b*	21/12/04	82,531		61,898		20,633	613.0p	21/12/07	21/12/07	735.0p
b*	21/12/04	55,021		37,107	5,545	12,369	613.0p	21/12/07	21/12/07	735.0p
b*	23/9/05	133,333			26,667	106,666	655.0p	23/9/08		
b	23/9/05	66,667				66,667	655.0p	23/9/08		
b	13/10/06	140,000				140,000	767.5p	13/10/09		
b	30/7/07	0	125,000			125,000	778.0p	30/7/10		
Total		**750,046**	**125,000**	**99,938**	**32,212**	**742,896**				
Robin Freestone										
a	12/4/06	3,435				3,435	776.2p	12/4/09		
a	22/5/07	0	4,708			4,708	899.9p	22/5/10		
b	24/9/04	5,000		5,000		0	609.0p	24/9/07	24/9/07	750.0p
b	23/9/05	20,000				20,000	655.0p	23/9/08		
b	13/10/06	125,000				125,000	767.5p	13/10/09		
b	30/7/07	0	125,000			125,000	778.0p	30/7/10		
Total		**153,435**	**129,708**	**5,000**	**0**	**278,143**				
John Makinson										
a*	17/4/03	12,210				12,210	541.0p	17/4/08		
b	16/12/02	172,400				172,400	638.5p	28/6/05		
b	26/9/03	82,400				82,400	582.0p	26/9/06		
b*	21/12/04	82,531		61,898		20,633	613.0p	21/12/07	21/12/07	735.0p
b*	21/12/04	55,021		37,107	5,545	12,369	613.0p	21/12/07	21/12/07	735.0p
b*	23/9/05	120,000			24,000	96,000	655.0p	23/9/08		
b	23/9/05	60,000				60,000	655.0p	23/9/08		
b	13/10/06	140,000				140,000	767.5p	13/10/09		
b	30/7/07	0	100,000			100,000	778.0p	30/7/10		
Total		**724,562**	**100,000**	**99,005**	**29,545**	**696,012**				
Total		**3,955,343**	**934,995**	**552,543**	**163,952**	**4,173,843**				

Note 1 The number of shares shown represents the maximum number of shares that may vest, subject to any performance conditions being met.

Note 2 No variations to the terms and conditions of plan interests were made during the year.

Note 3 The performance and other conditions that apply to outstanding awards under the annual bonus share matching plan and the long-term incentive plan and that have yet to be met were set out in the reports on directors' remuneration for the years in which they were granted.

Note 4 In the case of the long-term incentive plan awards made on 21 December 2004 and 23 September 2005, we detail separately the part of the award based on ROIC and EPS growth (two thirds of total award) and that part based on relative TSR (one third of total award), because vesting of that part of the awards based on TSR was not known at the date of the 2006 and 2007 reports.

Table 5: Movements in directors' interests in share options

Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; d long-term incentive; and * where options are exercisable.

Date of grant		1 Jan 07	Granted	Exercised	Lapsed	31 Dec 07	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
Marjorie Scardino												
a*	14/9/98	176,556				176,556	973.3p	14/9/01	14/9/08			
a*	14/9/98	5,660				5,660	1090.0p	14/9/01	14/9/08			
c*	8/6/99	37,583				37,583	1372.4p	8/6/02	8/6/09			
c*	8/6/99	37,583				37,583	1647.5p	8/6/02	8/6/09			
c	3/5/00	36,983			36,983	0	3224.3p	3/5/03	3/5/10			
d*	9/5/01	41,550				41,550	1421.0p	9/5/02	9/5/11			
d*	9/5/01	41,550				41,550	1421.0p	9/5/03	9/5/11			
d*	9/5/01	41,550				41,550	1421.0p	9/5/04	9/5/11			
d*	9/5/01	41,550				41,550	1421.0p	9/5/05	9/5/11			
Total		**460,565**	**0**	**0**	**36,983**	**423,582**						**£0**
David Bell												
a*	14/9/98	20,496				20,496	973.3p	14/9/01	14/9/08			
b*	30/4/04	1,142		1,142		0	494.8p	1/8/07	1/2/08	1/8/07	789.0p	£3,360
b	6/5/05	373				373	507.6p	1/8/08	1/2/09			
b	5/5/06	297				297	629.6p	1/8/09	1/2/10			
b	4/5/07	0	821			821	690.4p	1/8/10	1/2/11			
c*	8/6/99	18,705				18,705	1372.4p	8/6/02	8/6/09			
c*	8/6/99	18,705				18,705	1647.5p	8/6/02	8/6/09			
c	3/5/00	18,686			18,686	0	3224.3p	3/5/03	3/5/10			
d*	9/5/01	16,350				16,350	1421.0p	9/5/02	9/5/11			
d*	9/5/01	16,350				16,350	1421.0p	9/5/03	9/5/11			
d*	9/5/01	16,350				16,350	1421.0p	9/5/04	9/5/11			
d*	9/5/01	16,350				16,350	1421.0p	9/5/05	9/5/11			
Total		**143,804**	**821**	**1,142**	**18,686**	**124,797**						**£3,360**
Rona Fairhead												
b*	30/4/04	1,904				1,904	494.8p	1/8/07	1/2/08			
b	4/5/07	0	2,371			2,371	690.4p	1/8/12	1/2/13			
d*	1/11/01	20,000				20,000	822.0p	1/11/02	1/11/11			
d*	1/11/01	20,000				20,000	822.0p	1/11/03	1/11/11			
d*	1/11/01	20,000				20,000	822.0p	1/11/04	1/11/11			
Total		**61,904**	**2,371**	**0**	**0**	**64,275**						**£0**

Table 5: Movements in directors' interests in share options continued

Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; d long-term incentive; and * where options are exercisable.

Date of grant		1 Jan 07	Granted	Exercised	Lapsed	31 Dec 07	Option price	Earliest exercise date	Expiry date	Date of exercise	Price on exercise	Gain on exercise
Robin Freestone												
b	6/5/05	1,866				1,866	507.6p	1/8/08	1/2/09			
Total		**1,866**	**0**	**0**	**0**	**1,866**						**£0**
John Makinson												
a*	12/9/97	73,920		73,920		0	676.4p	12/9/00	12/9/07	25/6/07	836.5p	£118,346
a*	14/9/98	30,576				30,576	973.3p	14/9/01	14/9/08			
b	9/5/03	4,178				4,178	424.8p	1/8/10	1/2/11			
c*	8/6/99	21,477				21,477	1372.4p	8/6/02	8/6/09			
c*	8/6/99	21,477				21,477	1647.5p	8/6/02	8/6/09			
c	3/5/00	21,356			21,356	0	3224.3p	3/5/03	3/5/10			
d*	9/5/01	19,785				19,785	1421.0p	9/5/02	9/5/11			
d*	9/5/01	19,785				19,785	1421.0p	9/5/03	9/5/11			
d*	9/5/01	19,785				19,785	1421.0p	9/5/04	9/5/11			
d*	9/5/01	19,785				19,785	1421.0p	9/5/05	9/5/11			
Total		**252,124**	**0**	**73,920**	**21,356**	**156,848**						**£118,346**
Total		**920,263**	**3,192**	**75,062**	**77,025**	**771,368**						**£121,706**

Note 1 No variations to the terms and conditions of share options were made during the year.

Note 2 Each plan is described below.

a Executive – The plans under which these options were granted were replaced with the introduction of the long-term incentive plan in 2001. No executive options have been granted to the directors since 1998.

All options that remain outstanding are exercisable (all performance conditions having already been met prior to 2007) and lapse if they remain unexercised at the tenth anniversary of the date of grant.

Marjorie Scardino, David Bell, and John Makinson hold options under this plan. Details of these awards are itemised as a.

b Worldwide save for shares – The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

David Bell, Rona Fairhead, Robin Freestone and John Makinson hold options under this plan. Details of these holdings are itemised as b.

c Premium priced – The plan under which these options were granted was replaced with the introduction of the long-term incentive plan in 2001. No Premium Priced Options (PPOs) have been granted to the directors since 1999.

The share price targets for the three-year and five-year tranches of PPOs granted in 1999 have already been met prior to 2007. The share price target for the seven-year tranche of PPOs granted in 2000 was not met in 2007 and the options lapsed. The secondary real growth in earnings per share target for any PPOs to become exercisable has already been met prior to 2007.

All PPOs that remain outstanding lapse if they remain unexercised at the tenth anniversary of the date of grant.

Marjorie Scardino, David Bell, and John Makinson hold PPOs under this plan. Details of these awards are itemised as c.

d Long-term incentive – All options that remain outstanding are exercisable and lapse if they remain unexercised at the tenth anniversary of the date of grant.

Details of the option grants under this plan for Marjorie Scardino, David Bell, Rona Fairhead, and John Makinson are itemised as d.

Note 3 In addition, Marjorie Scardino contributes US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for one year and to acquire shares at the end of that period at a price that is the lower of the market price at the beginning or the end of the period, both less 15%.

Note 4 The market price on 31 December 2007 was 732.0p per share and the range during the year was 694.5p to 914.5p.

Approved by the board and signed on its behalf by



David Arculus, *Director, 13 March 2008*

Consolidated Income Statement
Year ended 31 December 2007

All figures in £ millions	Notes	2007	2006
Continuing operations			
Sales	2	4,162	3,990
Cost of goods sold	4	(1,910)	(1,841)
Gross profit		2,252	2,149
Operating expenses	4	(1,701)	(1,651)
Share of results of joint ventures and associates	12	23	24
Operating profit	2	574	522
Finance costs	6	(150)	(133)
Finance income	6	44	59
Profit before tax		468	448
Income tax	7	(131)	(4)
Profit for the year from continuing operations		337	444
(Loss)/profit for the year from discontinued operations	3	(27)	25
Profit for the year		310	469
Attributable to:			
Equity holders of the Company		284	446
Minority interest		26	23
Earnings per share for profit from continuing and discontinued operations attributable to the equity holders of the Company during the year (expressed in pence per share)			
– basic	8	35.6p	55.9p
– diluted	8	35.6p	55.8p
Earnings per share for profit from continuing operations attributable to the equity holders of the Company during the year (expressed in pence per share)			
– basic	8	39.0p	52.7p
– diluted	8	39.0p	52.6p

Consolidated Statement of Recognised Income and Expense Year ended 31 December 2007

All figures in £ millions	Notes	2007	2006
Net exchange differences on translation of foreign operations	28	25	(417)
Actuarial gains on retirement benefit obligations	24	80	107
Taxation on items charged to equity	7	29	12
Net income/(expense) recognised directly in equity		134	(298)
Profit for the year		310	469
Total recognised income and expense for the year		444	171
Attributable to:			
Equity holders of the Company		418	148
Minority interest		26	23

Consolidated Balance Sheet
As at 31 December 2007

All figures in £ millions	Notes	2007	2006
Assets			
Non-current assets			
Property, plant and equipment	10	355	348
Intangible assets	11	3,814	3,581
Investments in joint ventures and associates	12	20	20
Deferred income tax assets	13	328	417
Financial assets – Derivative financial instruments	16	23	36
Retirement benefit assets	24	62	–
Other financial assets	15	52	17
Other receivables	19	129	124
		4,783	4,543
Current assets			
Intangible assets – Pre-publication	17	450	402
Inventories	18	368	354
Trade and other receivables	19	946	953
Financial assets – Derivative financial instruments	16	28	50
Financial assets – Marketable securities		40	25
Cash and cash equivalents (excluding overdrafts)	20	560	592
		2,392	2,376
Non-current assets classified as held for sale	30	117	294
		2,509	2,670
Total assets		7,292	7,213
Liabilities			
Non-current liabilities			
Financial liabilities – Borrowings	21	(1,049)	(1,148)
Financial liabilities – Derivative financial instruments	16	(16)	(19)
Deferred income tax liabilities	13	(287)	(245)
Retirement benefit obligations	24	(95)	(250)
Provisions for other liabilities and charges	22	(44)	(29)
Other liabilities	23	(190)	(162)
		(1,681)	(1,853)
Current liabilities			
Trade and other liabilities	23	(1,050)	(998)
Financial liabilities – Borrowings	21	(559)	(595)
Current income tax liabilities		(96)	(74)
Provisions for other liabilities and charges	22	(23)	(23)
		(1,728)	(1,690)
Liabilities directly associated with non-current assets classified as held for sale	30	(9)	(26)
Total liabilities		(3,418)	(3,569)
Net assets		3,874	3,644
Equity			
Share capital	26	202	202
Share premium	26	2,499	2,487
Treasury shares	27	(216)	(189)
Other reserves	28	(514)	(592)
Retained earnings	28	1,724	1,568
Total equity attributable to equity holders of the Company		3,695	3,476
Minority interest		179	168
Total equity		3,874	3,644

These financial statements have been approved for issue by the board of directors on 13 March 2008 and signed on its behalf by

Robin Freestone, *Chief financial officer*

Consolidated Cash Flow Statement
Year ended 31 December 2007

All figures in £ millions	Notes	2007	2006
Cash flows from operating activities			
Net cash generated from operations	32	659	621
Interest paid		(109)	(106)
Tax paid		(87)	(59)
Net cash generated from operating activities		463	456
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired	29	(472)	(363)
Acquisition of joint ventures and associates		(4)	(4)
Purchase of property, plant and equipment (PPE)		(86)	(68)
Proceeds from sale of PPE	32	14	8
Purchase of intangible assets		(33)	(29)
Disposal of subsidiaries, net of cash disposed	31	469	10
Interest received		19	24
Dividends received from joint ventures and associates		32	45
Net cash used in investing activities		(61)	(377)
Cash flows from financing activities			
Proceeds from issue of ordinary shares	26	12	11
Purchase of treasury shares		(72)	(36)
Proceeds from borrowings		272	84
Liquid resources acquired		(15)	(24)
Repayment of borrowings		(391)	(145)
Finance lease principal payments		(2)	(3)
Dividends paid to Company's shareholders	9	(238)	(220)
Dividends paid to minority interests		(10)	(15)
Net cash used in financing activities		(444)	(348)
Effects of exchange rate changes on cash and cash equivalents		3	(44)
Net decrease in cash and cash equivalents		(39)	(313)
Cash and cash equivalents at beginning of year		531	844
Cash and cash equivalents at end of year	20	492	531

Independent Auditors' Report to the Members of Pearson plc

We have audited the Group and Company Financial Statements (together the 'Financial Statements') of Pearson plc for the year ended 31 December 2007. The Group Financial Statements comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Recognised Income and Expense, the Consolidated Cash Flow Statement and the related Notes to the Consolidated Financial Statements. The Company Financial Statements comprise the Company Statement of Recognised Income and Expense, the Company Balance Sheet, the Company Cash Flow Statement and the related Notes to the Company Financial Statements. These Financial Statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report on Directors' Remuneration that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and Accounts in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Financial Statements and the part of the Report on Directors' Remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Report on Directors' Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Financial Statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's Corporate Governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and Accounts and consider whether it is consistent with the audited Financial Statements. The other information comprises the Business Review, the Directors' Report, the unaudited part of the Report on Directors' Remuneration, and all other information referred to on the contents page. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Report on Directors' Remuneration to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Report on Directors' Remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Report on Directors' Remuneration to be audited.

Opinion

In our opinion:

- The Group Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its profit and cash flows for the year then ended;
- The Company Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company's affairs as at 31 December 2007 and cash flows for the year then ended;
- The Financial Statements and the part of the Report on Directors' Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation; and
- The information given in the Directors' Report is consistent with the Financial Statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors, London

13 March 2008

Notes to the Consolidated Financial Statements

General information

Pearson plc (the Company) and its subsidiaries (together the Group) are involved in the provision of information for the educational sector, consumer publishing and business information.

The Company is a limited liability company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The Company has its primary listing on the London Stock Exchange but is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 13 March 2008.

1. Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Companies Act 1985 and/or the Companies Act 2006 (as applicable) applicable to companies reporting under IFRS. These consolidated financial statements are also prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). In respect of the accounting standards applicable to the Group there is no difference between EU-adopted and IASB-adopted IFRS. The Group transitioned from UK GAAP to IFRS on 1 January 2003.

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

(1) Interpretations and amendments to published standards effective in 2007 – The Group has adopted IFRS 7 'Financial Instruments: Disclosures' from 1 January 2007. The impact of the standard has been to expand the disclosures provided in these financial statements regarding the Group's financial instruments (see notes 14, 16, 19 and 21). The Group has also adopted Amendments to IAS 1 'Presentation of Financial Statements – Capital Disclosures' which resulted in the presentation of its objectives, policies and processes for managing capital as set out in note 26.

In addition, IFRIC 10 'Interim Financial Reporting and Impairment' is mandatory for the Group's accounting periods beginning on or after 1 January 2007. Management assessed the relevance of this interpretation with respect to the Group's operations and concluded that it is not relevant to the Group.

(2) Standards, interpretations and amendments to published standards that are not yet effective – The Group has decided to adopt IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' before its effective date (1 January 2008). IFRIC 14 resulted in no change to the full recognition of the pension asset as disclosed in note 24.

The Group has not early adopted the following new pronouncements that are not yet effective:

– IFRS 8 'Operating Segments' (effective for annual reporting periods beginning on or after 1 January 2009). IFRS 8 requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments, revise explanations of the basis on which the segment information is prepared and provide reconciliations to the amounts recognised in the income statement and balance sheet;

– Amendment to IAS 23 'Borrowing Costs' (effective for annual reporting periods beginning on or after 1 January 2009). The amendment to IAS 23 requires capitalisation of borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale, with the exception of assets measured at fair value or inventories manufactured or produced in large quantities on a repetitive basis;

– IFRIC 11 'Group and Treasury Share Transactions' (effective for annual reporting periods beginning on or after 1 March 2007). IFRIC 11 addresses how to apply IFRS 2 Share-based Payment to share-based payment arrangements involving an entity's own equity instruments or equity instruments of another entity in the same group.

Management is currently assessing the impact of these new standards and interpretations on the Group's financial statements.

In addition, management has assessed the relevance of the following amendments and interpretations with respect to the Group's operations:

– IFRIC 13 'Customer Loyalty Programmes' (effective for annual reporting periods beginning on or after 1 July 2008). IFRIC 13 explains how entities that grant loyalty award credits to customers should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. As none of the Group entities operate a customer loyalty programme, IFRIC 13 is not relevant to the Group's operations;

– IFRIC 12 'Service Concession Arrangements' (effective for annual reporting periods beginning on or after 1 January 2008). IFRIC 12 addresses the accounting by private-sector entities that, by contract with a government, participate in developing, financing, operating, and maintaining infrastructure assets relating to public services traditionally provided by governments. As none of the Group entities participate in these activities, IFRIC 12 is not relevant to the Group.

(3) Critical accounting assumptions and judgements – The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed in the relevant accounting policies under the following headings:

– Intangible assets:	Goodwill
– Intangible assets:	Pre-publication assets
– Royalty advances	
– Taxation	
– Employee benefits:	Pension obligations
– Revenue recognition.	

1. Accounting policies *continued*

b. Consolidation

(1) Business combinations – The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Where the settlement of consideration payable is deferred, or contingent on future events, the fair value of the deferred component is determined by discounting the amount payable or probable to be paid to its present value using an appropriate discount rate.

Identifiable assets and contingent assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. For material acquisitions, the fair value of the acquired intangible assets is determined by an external, independent valuer. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. See note 1e(1) for the accounting policy on goodwill.

(2) Subsidiaries – Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.

(3) Joint ventures and associates – Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled, with one or more other venturers, under a contractual arrangement. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at cost.

The Group's share of its joint ventures' and associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The Group's share of its joint ventures' and associates' results is recognised as a component of operating profit as these operations form part of the core publishing business of the Group and an integral part of existing wholly owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

c. Foreign currency translation

(1) Functional and presentation currency – Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in sterling, which is the Company's functional and presentation currency.

(2) Transactions and balances – Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

Translation differences on other non-monetary items such as equities held at fair value are reported as part of the fair value gain or loss through the income statement. Fair value adjustments on non-monetary items such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.

(3) Group companies – The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) assets and liabilities are translated at the closing rate at the date of the balance sheet;

ii) income and expenses are translated at average exchange rates;

iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. The Group treats specific inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

At the date of transition to IFRS the cumulative translation differences in respect of foreign operations have been deemed to be zero. Any gains and losses on disposals of foreign operations will exclude translation differences that arose prior to the transition date.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $2.00 (2006: S1.84) and the year end rate was $1.99 (2006: $1.96).

d. Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings (freehold):	20–50 years
Buildings (leasehold):	50 years (or over the period of the lease if shorter)
Plant and equipment:	3–20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying value of an asset is written down to its recoverable amount if the carrying value of the asset is greater than its estimated recoverable amount.

1. Accounting policies *continued*

e. Intangible assets

(1) Goodwill – Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The recoverable amounts of cash-generating units have been determined based on value in use calculations. These calculations require the use of estimates (see note 11). Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

IFRS 3 'Business Combinations' has not been applied retrospectively to business combinations before the date of transition to IFRS. Subject to the transition adjustments to IFRS required by IFRS 1, the accounting for business combinations before the date of transition has been grandfathered.

(2) Acquired software – Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value as determined by an independent valuer. Acquired software is amortised on a straight-line basis over its estimated useful life of between three and five years.

(3) Internally developed software – Internal and external costs incurred during the preliminary stage of developing computer software for internal use are expensed as incurred. Internal and external costs incurred to develop computer software for internal use during the application development stage are capitalised if the Group expects economic benefits from the development. Capitalisation in the application development stage begins once the Group can reliably measure the expenditure attributable to the software development and has demonstrated its intention to complete and use the software. Internally developed software is amortised on a straight-line basis over its estimated useful life of between three and five years.

(4) Acquired intangible assets – Acquired intangible assets comprise publishing rights, customer lists and relationships, technology, trade names and trademarks. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined by an independent valuer. Intangible assets are amortised over their estimated useful lives of between two and 20 years, using a depreciation method that reflects the pattern of their consumption.

(5) Pre-publication assets – Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. Pre-publication assets are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years. The investment in pre-publication assets has been disclosed as part of cash generated from operations in the cash flow statement (see note 32).

The assessment of the recoverability of pre-publication assets and the determination of the amortisation profile involve a significant degree of judgement based on historical trends and management estimation of future potential sales. An incorrect amortisation profile could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication assets. The carrying amount of pre-publication assets is set out in note 17.

f. Other financial assets

Other financial assets, designated as available for sale investments, are non-derivative financial assets measured at estimated fair value. Changes in the fair value are recorded in equity in the fair value reserve. On the subsequent disposal of the asset, the net fair value gains or losses are taken through the income statement.

g. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first in first out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provisions are made for slow moving and obsolete stock.

h. Royalty advances

Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to adjust the advance to its net realisable value. The realisable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts. If the estimated realisable value of author contracts is overstated then this will have an adverse effect on operating profits as these excess amounts will be written off.

The recoverability of royalty advances is based upon an annual detailed management review of the age of the advance, the future sales projections for new authors and prior sales history of repeat authors. The royalty advance is expensed at the contracted or effective royalty rate as the related revenues are earned. Royalty advances which will be consumed within one year are held in current assets. Royalty advances which will be consumed after one year are held in non-current assets.

i. Newspaper development costs

Investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. The measures include additional and enhanced editorial content, extended distribution and remote printing. These costs are expensed as incurred as they do not meet the criteria under IAS 38 to be capitalised as intangible assets.

j. Cash and cash equivalents

Cash and cash equivalents in the cash flow statement include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included in borrowings in current liabilities in the balance sheet.

Short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents. Movements on these financial instruments are classified as cash flows from financing activities in the cash flow statement as these amounts are used to offset the borrowings of the Group.

1. Accounting policies *continued*

k. Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (Treasury shares) the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

l. Borrowings

Borrowings are recognised initially at fair value, which is proceeds received net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method. Accrued interest is included as part of borrowings. Where a debt instrument is in a fair value hedging relationship, an adjustment is made to its carrying value to reflect the hedged risk. Interest on borrowings is expensed as incurred.

m. Derivative financial instruments

Derivatives are recognised at fair value and remeasured at each balance sheet date. The fair value of derivatives is determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of its bonds (fair value hedges) or hedges of net investments in foreign operations (net investment hedges).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognised in equity. Gains and losses accumulated in equity are included in the income statement when the corresponding foreign operation is disposed of. Gains or losses relating to the ineffective portion are recognised immediately in finance income or finance costs in the income statement.

Certain derivatives do not qualify or are not designated as hedging instruments. Such derivatives are classified at fair value and any movement in their fair value is recognised immediately in finance income or finance costs in the income statement.

n. Taxation

Current tax is recognised on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided in respect of the undistributed earnings of subsidiaries other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also recognised in equity.

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income together with any future tax planning strategies.

o. Employee benefits

(1) Pension obligations – The retirement benefit asset/obligation recognised in the balance sheet represents the present value of the defined benefit obligation, less the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.

The determination of the pension cost and defined benefit obligation of the Group's defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth, longevity and expected return on scheme assets.

Actuarial gains and losses arising from differences between actual and expected returns on plan assets, experience adjustments on liabilities and changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense.

The service cost, representing benefits accruing over the year, is included in the income statement as an operating cost. The unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets are presented as finance costs or finance income.

Obligations for contributions to defined contribution pension plans are recognised as an operating expense in the income statement as incurred.

1. Accounting policies *continued*

(2) Other post-retirement obligations – The expected costs of post-retirement healthcare and life assurance benefits are accrued over the period of employment, using a similar accounting methodology as for defined benefit pension obligations. The liabilities and costs relating to material other post-retirement obligations are assessed annually by independent qualified actuaries.

(3) Share-based payments –The fair value of options or shares granted under the Group's share and option plans is recognised as an employee expense after taking into account the Group's best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the option or share. The fair value of the options granted is measured using an option model that is most appropriate to the award. The fair value of shares awarded is measured using the share price at the date of grant unless another method is more appropriate. Any proceeds received are credited to share capital and share premium when the options are exercised. The Group has applied IFRS 2 'Share-based Payment' retrospectively to all options granted but not fully vested at the date of transition to IFRS.

p. Provisions

Provisions are recognised if the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

The Group recognises a provision for deferred consideration in the period in which the payment of the deferred consideration is probable.

The Group recognises a provision for onerous lease contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. The provision is based on the present value of future payments for surplus leased properties under non-cancellable operating leases, net of estimated sub-leasing revenue.

q. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of value-added tax and other sales taxes, rebates and discounts, and after eliminating sales within the Group.

Revenue from the sale of books is recognised when title passes. A provision for anticipated returns is made based primarily on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period.

Circulation and advertising revenue is recognised when the newspaper or other publication is published. Subscription revenue is recognised on a straight-line basis over the life of the subscription.

Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials with textbooks, revenue is recognised for each element as if it were an individual contractual arrangement.

Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. The assumptions, risks, and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated by the contract.

On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Income from recharges of freight and other activities which are incidental to the normal revenue generating activities is included in other income.

r. Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial liabilities – borrowings. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

s. Dividends

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Company's shareholders. Interim dividends are recorded in the period in which they are approved and paid.

t. Non-current assets held for sale and discontinued operations

Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is intended to recover their carrying amount principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale. Amounts relating to non-current assets held for sale are classified as discontinued operations in the income statement where appropriate.

u. Trade receivables

Trade receivables are stated at fair value less provision for bad and doubtful debts and anticipated future sales returns (see also note 1q).

2. Segment information

Due to the differing risks and rewards associated with each business segment and the different customer focus of each segment, the Group's primary segment reporting format is by business. The Group is organised into the following five business segments:

School – publisher of textbooks and web-based learning tools, provider of testing and software services for primary and secondary schools;

Higher Education – publisher of textbooks and related course materials for colleges and universities;

Penguin – publisher with brand imprints such as Penguin, Putnam, Berkley, Viking, Dorling Kindersley;

FT Publishing – publisher of the *Financial Times*, other business newspapers, magazines and specialist information;

Interactive Data – provider of financial and business information to financial institutions and retail investors.

The remaining business group, Professional, brings together a number of education publishing, testing and services businesses that publish texts, reference and interactive products for industry professionals and does not meet the criteria for classification as a 'segment' under IFRS. For more detail on the services and products included in each business segment refer to the Business Review.

Primary reporting format – business segments

All figures in £ millions	Notes	School	Higher Education	Professional	FT Publishing	Interactive Data	Penguin	Corporate	Group
									2007
Continuing operations									
Sales (external)		1,537	793	298	344	344	846	–	4,162
Sales (inter-segment)		1	–	–	–	–	19	–	20
Operating profit before joint ventures and associates		169	159	26	34	90	73	–	551
Share of results of joint ventures and associates		6	–	1	16	–	–	–	23
Operating profit		175	159	27	50	90	73	–	574
Finance costs	6								(150)
Finance income	6								44
Profit before tax									468
Income tax	7								(131)
Profit for the year from continuing operations									337
Reconciliation to adjusted operating profit									
Operating profit		175	159	27	50	90	73	–	574
Amortisation of acquired intangibles		28	2	1	6	7	1	–	45
Adjusted operating profit – continuing operations		203	161	28	56	97	74	–	619
Segment assets		2,780	1,742	318	397	330	937	651	7,155
Joint ventures	12	5	–	–	4	–	2	–	11
Associates	12	3	1	–	5	–	–	–	9
Assets – continuing operations		2,788	1,743	318	406	330	939	651	7,175
Assets – discontinued operations		–	–	117	–	–	–	–	117
Total assets		2,788	1,743	435	406	330	939	651	7,292
Total liabilities		(798)	(266)	(130)	(251)	(129)	(220)	(1,624)	(3,418)
Other segment items									
Capital expenditure	10, 11, 17	147	98	20	28	19	44	–	356
Depreciation	10	22	11	9	9	10	7	–	68
Amortisation	11, 17	124	80	11	9	8	30	–	262

2. Segment information *continued*

All figures in £ millions	Notes	School	Higher Education	Professional	FT Publishing	Interactive Data	Penguin	Corporate	2006 Group
Continuing operations									
Sales (external)		1,455	795	280	280	332	848	–	3,990
Sales (inter-segment)		1	–	–	–	–	18	–	19
Operating profit before joint ventures and associates		161	161	23	13	82	58	–	498
Share of results of joint ventures and associates		6	–	1	17	–	–	–	24
Operating profit		167	161	24	30	82	58	–	522
Finance costs	6								(133)
Finance income	6								59
Profit before tax									448
Income tax	7								(4)
Profit for the year from continuing operations									444
Reconciliation to adjusted operating profit									
Operating profit		167	161	24	30	82	58	–	522
Adjustment to goodwill on recognition of pre-acquisition deferred tax		–	–	–	–	–	7	–	7
Amortisation of acquired intangibles		17	–	1	2	7	1	–	28
Other net gains and losses of associates		–	–	–	(4)	–	–	–	(4)
Other net finance costs of associates		–	–	–	(1)	–	–	–	(1)
Adjusted operating profit – continuing operations		184	161	25	27	89	66	–	552
Segment assets		2,684	1,347	580	317	314	954	703	6,899
Joint ventures	12	5	–	–	4	–	3	–	12
Associates	12	4	–	–	4	–	–	–	8
Assets – continuing operations		2,693	1,347	580	325	314	957	703	6,919
Assets – discontinued operations		–	–	294	–	–	–	–	294
Total assets		2,693	1,347	874	325	314	957	703	7,213
Total liabilities		(662)	(268)	(177)	(300)	(131)	(269)	(1,762)	(3,569)
Other segment items									
Capital expenditure	10, 11, 17	124	88	30	19	20	38	–	319
Depreciation	10	21	8	19	9	13	7	–	77
Amortisation	11, 17	117	78	21	4	7	34	–	261

In 2007, sales from the provision of goods were £3,086m (2006: £3,031m) and sales from the provision of services were £1,076m (2006: £959m). Sales from the Group's educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing, market pricing, corporate training and management service businesses are classified as being from the provision of services.

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit. Inter-segment pricing is determined on an arm's length basis. Segment assets consist of property, plant and equipment, intangible assets, inventories, receivables, retirement benefit assets and deferred taxation and exclude cash and cash equivalents and derivative assets. Segment liabilities comprise operating liabilities and retirement benefit obligations and exclude borrowings and derivative liabilities. Corporate assets and liabilities comprise cash and cash equivalents, marketable securities, borrowings and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including pre-publication but excluding goodwill (see notes 10, 11 and 17).

Property, plant and equipment and intangible assets acquired through business combination were £226m (2006: £173m) (see note 29). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations. Discontinued operations relate to Government Solutions, Datamark, Les Echos and the Data Management business (see note 3).

2. Segment information *continued*

Secondary reporting format – geographic segments

The Group's business segments are managed on a worldwide basis and operate in the following main geographic areas:

All figures in £ millions	Sales 2007	Sales 2006	Total assets 2007	Total assets 2006	Capital expenditure 2007	Capital expenditure 2006
Continuing operations						
European countries	1,102	1,003	1,827	1,608	90	70
North America	2,591	2,585	4,867	4,908	248	231
Asia Pacific	351	295	365	327	14	12
Other countries	118	107	96	56	2	2
Total	4,162	3,990	7,155	6,899	354	315
Discontinued operations						
European countries	83	103	–	9	1	1
North America	78	314	117	281	1	2
Other countries	6	16	–	4	–	1
Total	167	433	117	294	2	4
Joint ventures and associates	–	–	20	20	–	–
Total	4,329	4,423	7,292	7,213	356	319

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received.

3. Discontinued operations

Discontinued operations relate to the following disposals made in the year (see note 31):

- Government Solutions (sold 15 February 2007)
- Datamark (acquired with eCollege and subsequently sold on 31 July 2007)
- Les Echos (sold 24 December 2007)

The results of Government Solutions (previously included in the Professional segment) and Les Echos (previously included in the FT Publishing segment) have been included in discontinued operations for both 2006 and 2007 and have been consolidated up to the date of sale. Datamark was sold immediately following its acquisition as part of the eCollege transaction and consequently none of the results for this business have been consolidated.

On 22 February 2008 the Group completed the sale of its Data Management business (previously included in the Professional segment) and this business has been included in discontinued operations for the full year in both 2006 and 2007. In anticipation of the loss on sale, an impairment to held for sale goodwill has been charged to the income statement in 2007.

The assets and liabilities of the Data Management business have been reported as held for sale in the 31 December 2007 balance sheet. At 31 December 2006 held for sale assets and liabilities relate to Government Solutions (see note 30).

An analysis of the results and cash flows of discontinued operations are as follows:

All figures in £ millions	Government Solutions	Data Management	Les Echos	Datamark	2007 Total
Sales	29	56	82	–	167
Operating profit	2	12	1	–	15
Goodwill impairment	–	(97)	–	–	(97)
(Loss)/profit before tax	2	(85)	1	–	(82)
Attributable tax expense	(1)	(4)	–	–	(5)
(Loss)/profit after tax	1	(89)	1	–	(87)
Profit/(loss) on disposal of discontinued operations before tax	(19)	–	165	–	146
Attributable tax (expense)/benefit	(93)	–	–	7	(86)
(Loss)/profit for the year from discontinued operations	(111)	(89)	166	7	(27)
Operating cash flows	(8)	11	4	–	7
Investing cash flows	–	(1)	4	–	3
Financing cash flows	(4)	(10)	(7)	–	(21)
Total cash flows	(12)	–	1	–	(11)

3. Discontinued operations *continued*

All figures in £ millions	Government Solutions	Data Management	Les Echos	Total
				2006
Sales	286	61	86	433
Operating profit	22	13	5	40
Profit before tax	22	13	5	40
Attributable tax expense	(8)	(5)	(2)	(15)
Profit after tax	14	8	3	25
Profit/(loss) on disposal of discontinued operations before tax	–	–	–	–
Attributable tax expense	–	–	–	–
Profit for the year from discontinued operations	14	8	3	25
Operating cash flows	20	9	4	33
Investing cash flows	(8)	(2)	–	(10)
Financing cash flows	(1)	(7)	(7)	(15)
Total cash flows	11	–	(3)	8

4. Operating expenses

All figures in £ millions	2007	2006
By function:		
Cost of goods sold	1,910	1,841
Operating expenses		
Distribution costs	264	288
Administrative and other expenses	1,538	1,462
Other income	(101)	(99)
Total operating expenses	1,701	1,651
Total	3,611	3,492

All figures in £ millions	Notes	2007	2006
By nature:			
Utilisation of inventory	18	732	702
Depreciation of property, plant and equipment	10	65	68
Amortisation of intangible assets – Pre-publication	17	192	210
Amortisation of intangible assets – Other	11	70	48
Employee benefit expense	5	1,288	1,225
Operating lease rentals		129	122
Other property costs		122	121
Royalties expensed		365	360
Advertising, promotion and marketing		195	190
Information technology costs		70	71
Other costs		484	474
Other income		(101)	(99)
Total		3,611	3,492

4. Operating expenses *continued*

During the year the Group obtained the following services from the Group's auditor:

All figures in £ millions	2007	2006
Fees payable to the Company's auditor for the audit of parent company and consolidated accounts	1	1
The audit of the Company's subsidiaries pursuant to legislation	2	4
Other services pursuant to legislation	1	4
Tax services	2	1
Other services	1	1
Total	7	11

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2007	2006
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	4	9
Non-audit fees	3	2
Total audit fees	7	11

Other services pursuant to legislation represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for attestation under section 404 of the Sarbanes-Oxley Act.

Tax services include services related to tax planning and various other tax advisory services.

Other services include services related to the disposal of the Data Management business, due diligence on acquisitions and advisory services in relation to information technology and section 404.

5. Employee information

All figures in £ millions	Notes	2007	2006
Employee benefit expense			
Wages and salaries (including termination benefits and restructuring costs)		1,087	1,035
Social security costs		100	101
Share-based payment costs	25	30	25
Pension costs – defined contribution plans	24	39	36
Pension costs – defined benefit plans	24	31	29
Other post-retirement benefits	24	1	(1)
		1,288	1,225

The details of the emoluments of the directors of Pearson plc are shown on pages 35 to 49.

Average number employed	2007	2006
Employee numbers		
School	12,906	11,064
Higher Education	5,098	4,368
Professional	3,458	3,204
Penguin	4,163	3,943
FT Publishing	2,083	1,766
Interactive Data	2,300	2,200
Other	1,614	1,669
Continuing operations	31,622	28,214
Discontinued operations	1,070	6,127
	32,692	34,341

6. Net finance costs

All figures in £ millions	Notes	2007	2006
Interest payable		(114)	(117)
Net foreign exchange losses		(25)	(2)
Other losses on financial instruments in a hedging relationship:			
– fair value hedges		(1)	–
– net investment hedges		(1)	(2)
Other losses on financial instruments not in a hedging relationship:			
– derivatives		(9)	(12)
Finance costs		(150)	(133)
Interest receivable		19	23
Finance income in respect of employee benefits	24	10	4
Net foreign exchange gains		8	21
Other gains on financial instruments in a hedging relationship:			
– fair value hedges		–	–
– net investment hedges		–	–
Other gains on financial instruments not in a hedging relationship:			
– amortisation of transitional adjustment on bonds		1	8
– derivatives		6	3
Finance income		44	59
Net finance costs		(106)	(74)
Analysed as:			
Net interest payable		(95)	(94)
Finance income in respect of employee benefits	24	10	4
Net finance costs reflected in adjusted earnings		(85)	(90)
Other net finance (costs)/income		(21)	16
Total net finance costs		(106)	(74)

The £1m net loss on fair value hedges comprises a £20m loss on the underlying bonds offset by a £19m gain on the related derivative financial instruments.

7. Income tax

All figures in £ millions	Notes	2007	2006
Current tax			
Charge in respect of current year		(71)	(81)
Recognition of previously unrecognised trading losses		–	23
Other adjustments in respect of prior years		27	35
Total current tax charge		(44)	(23)
Deferred tax			
In respect of timing differences		(96)	(73)
Recognition of previously unrecognised capital losses		–	76
Recognition of previously unrecognised trading losses		–	37
Other adjustments in respect of prior years		9	(21)
Total deferred tax (charge)/benefit	13	(87)	19
Total tax charge		(131)	(4)

7. Income tax *continued*

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2007	2006
Profit before tax	468	448
Tax calculated at UK rate	(141)	(135)
Effect of overseas tax rates	(25)	(17)
Joint venture and associate income reported net of tax	7	7
Income not subject to tax	3	5
Expenses not deductible for tax purposes	(12)	(18)
Utilisation of previously unrecognised tax losses	3	7
Recognition of previously unrecognised tax losses	–	136
Unutilised tax losses	(2)	(3)
Prior year adjustments	36	14
Total tax charge	(131)	(4)
UK	(42)	(15)
Overseas	(89)	11
Total tax charge	(131)	(4)
Add back: tax benefit on other net gains and losses	(9)	(4)
Add back: tax benefit on amortisation of acquired intangibles	(19)	(10)
Add back: tax (benefit)/charge on other finance income	(6)	5
Tax amortisation benefit on goodwill and intangibles	25	25
Recognition of tax losses	–	(127)
Adjusted income tax charge – continuing operations	(140)	(115)
Adjusted income tax charge – discontinued operations	(5)	(15)
Total adjusted income tax charge	(145)	(130)
Tax rate reflected in adjusted earnings	26.4%	25.9%

The tax benefit on items charged to equity is as follows:

All figures in £ millions	2007	2006
Share-based payments	7	2
Pension contributions and actuarial gains and losses	28	9
Net investment hedges and other foreign exchange gains and losses	(6)	1
	29	12

8. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

8. Earnings per share *continued*

All figures in £ millions	Notes	2007	2006
Profit for the year from continuing operations		337	444
Minority interest		(26)	(23)
Earnings from continuing operations		311	421
(Loss)/profit for the year from discontinued operations	3	(27)	25
Earnings		284	446
Weighted average number of shares (millions)		796.8	798.4
Effect of dilutive share options (millions)		1.3	1.5
Weighted average number of shares (millions) for diluted earnings		798.1	799.9
Earnings per share from continuing and discontinued operations			
Basic		35.6p	55.9p
Diluted		35.6p	55.8p
Earnings per share from continuing operations			
Basic		39.0p	52.7p
Diluted		39.0p	52.6p
Earnings per share from discontinued operations			
Basic		(3.4p)	3.2p

Adjusted

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

The following items are excluded in the calculation of adjusted earnings:

Amortisation of acquired intangibles is the amortisation of intangible assets acquired through business combinations. The amortisation charge is not considered to be fully reflective of the underlying performance of the Group.

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing or discontinued operations but which distort the performance of the Group.

Other net finance income/costs are foreign exchange and other gains and losses that represent short-term fluctuations in market value and foreign exchange movements on transactions and balances that are no longer in a hedge relationship. These gains and losses are subject to significant volatility and may not be realised in due course as it is normally the intention to hold these instruments to maturity. Other net finance costs of Group companies are included in finance costs or finance income as appropriate. Other net finance costs of joint ventures and associates are included within the share of results of joint ventures and associates within operating profit.

Tax on the above items is excluded from adjusted earnings. From 2007 the Group has also added the benefit of tax amortisation of goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected medium-term rate of cash tax payments. The 2006 comparative has been restated accordingly. In 2006, the Company excluded tax benefits from the recognition of its tax losses which due to their size and non-recurring nature were not considered to be fully reflective of the underlying tax rate of the Group.

Minority interest for the above items is excluded from adjusted earnings.

8. Earnings per share *continued*

The following tables reconcile statutory earnings to adjusted earnings.

All figures in £ millions	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance costs/income	Tax amortisation benefit	Recognition of tax losses	2007 Adjusted income statement
Operating profit	574	15	–	45	–	–	–	634
Net finance costs	(106)	–	–	–	21	–	–	(85)
Profit before tax	468	15	–	45	21	–	–	549
Income tax	(131)	(5)	(9)	(19)	(6)	25	–	(145)
Profit for the year from continuing operations	337	10	(9)	26	15	25	–	404
Profit for the year from discontinued operations	(27)	(10)	37	–	–	–	–	–
Profit for the year	310	–	28	26	15	25	–	404
Minorities	(26)	–	–	(4)	–	(2)	–	(32)
Earnings	284	–	28	22	15	23	–	372
Weighted average number of shares (millions)								796.8
Adjusted earnings per share								46.7p

All figures in £ millions	Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance costs/income	Tax amortisation benefit	Recognition of tax losses	2006 Adjusted income statement
Operating profit	522	40	(4)	35	(1)	–	–	592
Net finance costs	(74)	–	–	–	(16)	–	–	(90)
Profit before tax	448	40	(4)	35	(17)	–	–	502
Income tax	(4)	(15)	(4)	(10)	5	25	(127)	(130)
Profit for the year from continuing operations	444	25	(8)	25	(12)	25	(127)	372
Profit for the year from discontinued operations	25	(25)	–	–	–	–	–	–
Profit for the year	469	–	(8)	25	(12)	25	(127)	372
Minorities	(23)	–	–	(3)	–	(2)	–	(28)
Earnings	446	–	(8)	22	(12)	23	(127)	344
Weighted average number of shares (millions)								798.4
Adjusted earnings per share								43.1p

9. Dividends

All figures in £ millions	2007	2006
Final paid in respect of prior year 18.8p (2006: 17p)	150	136
Interim paid in respect of current year 11.1p (2006: 10.5p)	88	84
	238	220

The directors are proposing a final dividend in respect of the financial year ended 31 December 2007 of 20.5p per share which will absorb an estimated £164m of shareholders' funds. It will be paid on 9 May 2008 to shareholders who are on the register of members on 11 April 2008. These financial statements do not reflect this dividend.

10. Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost				
At 1 January 2006	328	683	7	1,018
Exchange differences	(20)	(54)	–	(74)
Transfers	–	(11)	(1)	(12)
Additions	12	52	13	77
Disposals	(9)	(32)	–	(41)
Acquisition through business combination	9	12	–	21
Reclassifications	–	8	(8)	–
Transfer to non-current assets held for sale	(7)	(27)	–	(34)
At 31 December 2006	313	631	11	955
Exchange differences	(2)	–	–	(2)
Additions	20	62	11	93
Disposals	(24)	(65)	–	(89)
Acquisition through business combination	–	27	–	27
Disposal through business disposal	(1)	(25)	–	(26)
Reclassifications	–	6	(6)	–
Transfer to non-current assets held for sale	(8)	(14)	–	(22)
At 31 December 2007	298	622	16	936

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation				
At 1 January 2006	(130)	(504)	–	(634)
Exchange differences	10	41	–	51
Transfers	–	5	–	5
Charge for the year	(17)	(60)	–	(77)
Disposals	4	27	–	31
Acquisition through business combination	–	(8)	–	(8)
Transfer to non-current assets held for sale	5	20	–	25
At 31 December 2006	(128)	(479)	–	(607)
Exchange differences	–	1	–	1
Charge for the year	(14)	(54)	–	(68)
Disposals	11	63	–	74
Acquisition through business combination	–	(16)	–	(16)
Disposal through business disposal	–	20	–	20
Transfer to non-current assets held for sale	5	10	–	15
At 31 December 2007	(126)	(455)	–	(581)
Carrying amounts				
At 1 January 2006	198	179	7	384
At 31 December 2006	185	152	11	348
At 31 December 2007	172	167	16	355

Depreciation expense of £13m (2006: £18m) has been included in the income statement in cost of goods sold, £5m (2006: £6m) in distribution expenses and £50m (2006: £53m) in administrative and other expenses. In 2007 £3m (2006: £9m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £6m (2006: £4m).

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired publishing rights	Other intangibles acquired	Total intangibles acquired	Total
Cost						
At 1 January 2006	3,654	197	68	83	151	4,002
Exchange differences	(396)	(17)	(8)	(8)	(16)	(429)
Transfers	–	6	–	–	–	6
Additions	–	29	–	–	–	29
Disposals	(5)	(2)	–	–	–	(7)
Acquisition through business combination	246	4	36	117	153	403
Adjustment on recognition of pre-acquisition deferred tax	(7)	–	–	–	–	(7)
Transfer to non-current assets held for sale	(221)	(16)	–	–	–	(237)
At 31 December 2006	3,271	201	96	192	288	3,760
Exchange differences	(4)	(2)	3	1	4	(2)
Additions	–	33	–	–	–	33
Disposals	(34)	(19)	(3)	–	(3)	(56)
Acquisition through business combination	304	4	40	155	195	503
Transfer to non-current assets held for sale	(194)	–	–	–	–	(194)
At 31 December 2007	3,343	217	136	348	484	4,044

All figures in £ millions	Goodwill	Software	Acquired publishing rights	Other intangibles acquired	Total intangibles acquired	Total
Amortisation						
At 1 January 2006	–	(129)	(5)	(14)	(19)	(148)
Exchange differences	–	13	1	2	3	16
Transfers	–	(5)	–	–	–	(5)
Charge for the year	–	(23)	(11)	(17)	(28)	(51)
Disposals	–	1	–	–	–	1
Acquisition through business combination	–	(1)	–	–	–	(1)
Transfer to non-current assets held for sale	–	9	–	–	–	9
At 31 December 2006	–	(135)	(15)	(29)	(44)	(179)
Exchange differences	–	1	–	1	1	2
Charge for the year	–	(25)	(17)	(28)	(45)	(70)
Disposals	–	19	–	–	–	19
Acquisition through business combination	–	(2)	–	–	–	(2)
Transfer to non-current assets held for sale	–	–	–	–	–	–
At 31 December 2007	–	(142)	(32)	(56)	(88)	(230)
Carrying amounts						
At 1 January 2006	3,654	68	63	69	132	3,854
At 31 December 2006	3,271	66	81	163	244	3,581
At 31 December 2007	3,343	75	104	292	396	3,814

Other intangibles acquired include customer lists and relationships, software rights, technology, trade names and trademarks. Amortisation of £3m (2006: £4m) is included in the income statement in cost of goods sold and £67m (2006: £47m) in administrative and other expenses. In 2007 £nil (2006: £3m) of software amortisation relates to discontinued operations.

11. Intangible assets *continued*

Impairment tests for cash-generating units containing goodwill

Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Goodwill is allocated to the Group's cash-generating units identified according to the business segment. Goodwill has been allocated as follows:

All figures in £ millions	Notes	2007	2006
Higher Education		1,031	780
School Curriculum (2006: School Book)		867	683
School Assessment and Information (2006: School Assessment and Testing)		540	342
School Technology		–	356
Other Assessment and Testing		247	490
Technology and Business Publishing (2006: Other Book)		55	56
Pearson Education total		2,740	2,707
Penguin US		155	156
Penguin UK		111	114
Pearson Australia		52	44
Penguin total		318	314
Financial Times		12	4
Mergermarket		126	97
Interactive Data		147	149
FT Group total		285	250
Total goodwill – continuing operations		3,343	3,271
Goodwill held for sale	30	96	221
Total goodwill		3,439	3,492

Goodwill has been allocated for impairment purposes to 11 cash-generating units (CGUs). During 2007, three CGUs, School Book, School Assessment and Testing and Other Book were renamed following the reorganisation of the School segment. The reorganisation resulted in the School Technology CGU being allocated between School Assessment and Information (formerly School Assessment and Testing) and School Curriculum (formerly School Book). The recoverable amount of each CGU is based on value in use calculations. Goodwill is tested for impairment annually. Other than goodwill there are no intangible assets with indefinite lives.

Key assumptions

The value in use calculations use cash flow projections based on financial budgets approved by management covering a five year period. The key assumptions used by management in the value in use calculations were:

Discount rate – The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific cash-generating unit. The average pre-tax discount rates used are in the range of 10.5% to 12.0% for the Pearson Education businesses, 8.9% to 11.7% for the Penguin businesses and 10.4% to 17.2% for the FT Group businesses.

Perpetuity growth rates – The cash flows subsequent to the approved budget period are based upon the long-term historic growth rates of the underlying territories in which the CGU operates and reflect the long-term growth prospects of the sectors in which the CGU operates. The perpetuity growth rates used vary between 2.5% and 3.5%. The perpetuity growth rates are consistent with appropriate external sources for the relevant markets.

Cash flow growth rates – The cash flow growth rates are derived from forecast sales growth taking into consideration past experience of operating margins achieved in the cash-generating unit. Historically, such forecasts have been reasonably accurate.

Sensitivities

The Group's impairment review is sensitive to a change in the key assumptions used, most notably the discount rates and the perpetuity rates. Based on the Group's sensitivity analysis, a reasonable possible change in a single factor will not cause impairment in any of the Group's CGUs.

However, a significant adverse change in our key assumptions could result in an impairment in our School Curriculum and/or Penguin UK CGUs as their fair value currently exceeds their carrying value only by between 10% and 20%.

12. Investments in joint ventures and associates

Joint ventures

All figures in £ millions	2007	2006
At beginning of year	12	12
Exchange differences	–	(3)
Share of profit after tax	4	3
Dividends	(8)	(4)
Additions and further investment	3	4
At end of year	11	12

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The aggregate of the Group's share in its joint ventures, none of which are individually significant, are as follows:

All figures in £ millions	2007	2006
Assets		
Non-current assets	3	3
Current assets	23	24
Liabilities		
Current liabilities	(15)	(15)
Net assets	11	12
Income	61	52
Expenses	(57)	(49)
Profit after income tax	4	3

Associates

All figures in £ millions	2007	2006
At beginning of year	8	24
Exchange differences	(1)	(1)
Share of profit after tax	19	21
Dividends	(24)	(41)
Additions	1	–
Distribution from associate in excess of carrying value	6	5
At end of year	9	8

Investments in associates are accounted for using the equity method of accounting. There is no acquisition goodwill relating to the Group's investments in associates.

The Group's interests in its principal associates, all of which are unlisted, were as follows:

2007 All figures in £ millions	Country of incorporation	% Interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	63	(63)	131	15
Other			30	(21)	56	4
Total			93	(84)	187	19

2006 All figures in £ millions	Country of incorporation	% Interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	64	(64)	122	18
Other			28	(20)	48	3
Total			92	(84)	170	21

The interest held in associates is equivalent to voting rights.

13. Deferred income tax

All figures in £ millions	2007	2006
Deferred income tax assets		
Deferred income tax assets to be recovered after more than 12 months	262	288
Deferred income tax assets to be recovered within 12 months	66	129
	328	417
Deferred income tax liabilities		
Deferred income tax liabilities to be settled after more than 12 months	(287)	(245)
Deferred income tax liabilities to be settled within 12 months	–	–
	(287)	(245)
Net deferred income tax	41	172

Deferred income tax assets to be recovered within 12 months relate to the utilisation of losses in the US.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred income tax assets at 31 December 2007 in respect of UK losses of £34m (2006: £35m). None of these unrecognised deferred income tax assets have expiry dates associated with them.

The recognition of the deferred income tax assets is supported by management's forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

All figures in £ millions	Notes	2007	2006
At beginning of year		172	181
Exchange differences		(4)	(16)
Income statement (charge)/benefit	7	(87)	19
Acquisition through business combination	29	(45)	(26)
Disposal through business disposal	31	2	–
Tax benefit to equity		3	14
At end of year		41	172

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Capital losses	Trading losses	Goodwill and intangibles	Returns provisions	Other	Total
Deferred income tax asset						
At 1 January 2006	–	134	35	83	133	385
Exchange differences	–	(17)	(4)	(10)	(11)	(42)
Income statement benefit/(charge)	76	12	(6)	(7)	(12)	63
Tax benefit to equity	–	–	–	–	11	11
At 31 December 2006	76	129	25	66	121	417
Exchange differences	–	(5)	–	(1)	(2)	(8)
Acquisition through business combination	–	10	–	–	1	11
Income statement (charge)/benefit	(76)	(47)	(5)	14	19	(95)
Tax benefit to equity	–	–	–	–	3	3
At 31 December 2007	–	87	20	79	142	328

Other deferred income tax assets include temporary differences on share-based payments, inventory, retirement benefit obligations and other provisions.

13. Deferred income tax *continued*

All figures in £ millions	Goodwill and intangibles	Other	Total
Deferred income tax liabilities			
At 1 January 2006	(117)	(87)	(204)
Exchange differences	15	11	26
Acquisition through business combination	(20)	(6)	(26)
Income statement charge	(27)	(17)	(44)
Tax benefit to equity	–	3	3
At 31 December 2006	(149)	(96)	(245)
Exchange differences	3	1	4
Acquisition through business combination	(56)	–	(56)
Disposal through business disposal	–	2	2
Income statement (charge)/benefit	(12)	20	8
Tax benefit to equity	–	–	–
At 31 December 2007	(214)	(73)	(287)

Other deferred tax liabilities include temporary differences in respect of depreciation and royalty advances.

14. Financial instruments and risk management

The Group's approach to the management of financial risks together with sensitivity analysis is set out on pages 22 to 24. The accounting classification of each class of the Group's financial assets and financial liabilities, together with their fair values, is as follows:

								2007
		Fair value			Amortised cost			
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities	15	52	–	–	–	–	52	52
Marketable securities		40	–	–	–	–	40	40
Derivative financial instruments	16	–	16	35	–	–	51	51
Trade receivables	19	–	–	–	750	–	750	750
Cash and cash equivalents	20	–	–	–	560	–	560	560
Total financial assets		92	16	35	1,310	–	1,453	1,453
Derivative financial instruments	16	–	(8)	(8)	–	–	(16)	(16)
Trade payables	23	–	–	–	–	(342)	(342)	(342)
Bank loans and overdrafts	21	–	–	–	–	(444)	(444)	(444)
Borrowings due within one year	21	–	–	–	–	(115)	(115)	(112)
Borrowings due after more than one year	21	–	–	–	–	(1,049)	(1,049)	(1,046)
Total financial liabilities		–	(8)	(8)	–	(1,950)	(1,966)	(1,960)

14. Financial instruments and risk management *continued*

All figures in £ millions	Notes	Fair value: Available for sale	Fair value: Derivatives deemed held for trading	Fair value: Derivatives in hedging relationships	Amortised cost: Loans and receivables	Amortised cost: Other liabilities	Total carrying value	Total market value
								2006
Investments in unlisted securities	15	17	–	–	–	–	17	17
Marketable securities		25	–	–	–	–	25	25
Derivative financial instruments	16	–	25	61	–	–	86	86
Trade receivables	19	–	–	–	768	–	768	768
Cash and cash equivalents	20	–	–	–	592	–	592	592
Total financial assets		42	25	61	1,360	–	1,488	1,488
Derivative financial instruments	16	–	(2)	(17)	–	–	(19)	(19)
Trade payables	23	–	–	–	–	(343)	(343)	(343)
Bank loans and overdrafts	21	–	–	–	–	(173)	(173)	(173)
Borrowings due within one year	21	–	–	–	–	(422)	(422)	(400)
Borrowings due after more than one year	21	–	–	–	–	(1,148)	(1,148)	(1,157)
Total financial liabilities		–	(2)	(17)	–	(2,086)	(2,105)	(2,092)

Certain of the Group's derivative financial instruments are deemed to be held for trading either as they do not meet the hedge accounting criteria specified in IAS 39 or the Group has chosen not to seek hedge accounting for these instruments. None of these derivatives are held for speculative trading purposes. Transactions in derivative financial instruments are only undertaken to manage risks arising from underlying business activity, in accordance with the Group's treasury policy (see page 22).

The Group designates certain qualifying derivative financial instruments as hedges of the fair value of its bonds (fair value hedges). Changes in the fair value of these derivative financial instruments are recorded in the income statement, together with any change in the fair value of the hedged liability attributable to the hedged risk.

The Group also designates certain of its borrowings and derivative financial instruments as hedges of its investments in foreign operations (net investment hedges). Movements in the fair value of these financial instruments (to the extent they are effective) are recognised in equity.

None of the Group's financial assets or liabilities are designated at fair value through the profit & loss account upon initial recognition.

More detail on the Group's accounting for financial instruments is included in the Group's accounting policies on page 57.

The maturity of contracted cash flows on the Group's borrowings and all of its derivative financial instruments are as follows:

All figures in £ millions	USD	GBP	EUR	Total
				2007
Not later than one year	153	(30)	–	123
Later than one year and not later than five years	966	70	–	1,036
Later than five years	420	285	–	705
Total	1,539	325	–	1,864
Analysed as:				
Revolving credit facilities and commercial paper	429	–	–	429
Bonds	1,017	483	–	1,500
Rate derivatives – inflows	(268)	(160)	–	(428)
Rate derivatives – outflows	361	2	–	363
Total	1,539	325	–	1,864

14. Financial instruments and risk management *continued*

All figures in £ millions	USD	GBP	EUR	2006 Total
Not later than one year	166	18	265	449
Later than one year and not later than five years	758	60	–	818
Later than five years	478	242	–	720
Total	1,402	320	265	1,987
Analysed as:				
Revolving credit facilities and commercial paper	99	–	–	99
Bonds	1,045	511	423	1,979
Rate derivatives – inflows	(318)	(329)	(192)	(839)
Rate derivatives – outflows	576	138	34	748
Total	1,402	320	265	1,987

All cash flow projections shown above are on an undiscounted basis. Any cash flows based on a floating rate are calculated using interest rates as set at the date of the last rate reset. Where this is not possible, floating rates are based on interest rates prevailing at 31 December in the relevant year. All derivative amounts are shown gross, although the company net settles these amounts wherever possible.

Amounts drawn under revolving credit facilities and commercial paper are assumed to mature at the maturity date of the relevant facility, with interest calculated as payable in each calendar year up to and including the date of maturity of the facility.

15. Other financial assets

All figures in £ millions	Notes	2007	2006
At beginning of year		17	18
Exchange differences		–	(1)
Equity interest received on sale of Government Solutions	31	35	–
At end of year		52	17

Other financial assets comprise non-current unlisted securities.

16. Derivative financial instruments

The Group's approach to the management of financial risks is set out on pages 22 to 24. The Group's outstanding derivative financial instruments are as follows:

	2007			2006		
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	522	18	(8)	953	20	(17)
Interest rate derivatives – not in a hedge relationship	796	7	(8)	1,026	9	(2)
Cross currency rate derivatives – in a net investment hedge relationship	100	17	–	230	40	–
Cross currency rate derivatives – not in a hedge relationship	50	9	–	180	17	–
Total	1,468	51	(16)	2,389	86	(19)
Analysed as expiring:						
In less than one year	320	28	–	976	50	–
Later than one year and not later than five years	796	13	(8)	1,005	26	(4)
Later than five years	352	10	(8)	408	10	(15)
Total	1,468	51	(16)	2,389	86	(19)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2007, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £(119)m, and sterling £154m (2006: US dollar £(247)m, euro £157m and sterling £157m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2007 range from 4.45% to 7.00% (2006: 3.02% to 7.00%) and the floating rates are based on LIBOR in US dollar and sterling.

16. Derivative financial instruments *continued*

The Group's portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility.

Counterparty exposure from all derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings to ensure that there is no significant risk to any one counterparty. No single derivative transaction had a market value (positive or negative) at the balance sheet date that exceeded 3% of the Group's consolidated total equity.

At the end of 2006, the Group held an amount of £29m as collateral under a mark-to-market agreement. This reflected the amount, at market rates prevailing at the end of October 2006, owed to the Group by a counterparty for a set of three related rate derivatives. The amount was settled at the beginning of February 2007, along with repayment of the €591m bond.

In accordance with IAS 39 'Financial Instruments: Recognition and Measurement', the Group has reviewed all of its material contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements, and has concluded that there are no material embedded derivatives.

17. Intangible assets – Pre-publication

All figures in £ millions	2007	2006
Cost		
At beginning of year	1,152	1,357
Exchange differences	(7)	(148)
Transfers	–	6
Additions	230	213
Disposals	(125)	(280)
Acquisition through business combination	19	4
Transfer to non-current assets held for sale	(5)	–
At end of year	1,264	1,152
Amortisation		
At beginning of year	(750)	(931)
Exchange differences	1	111
Charge for the year	(192)	(210)
Disposals	125	280
Acquisition through business combination	(1)	–
Transfer to non-current assets held for sale	3	–
At end of year	(814)	(750)
Carrying amounts		
At end of year	450	402

Included in the above are pre-publication assets amounting to £292m (2006: £243m) which will be realised in more than 12 months.

Amortisation is included in the income statement in cost of goods sold. There was no amortisation relating to discontinued operations in 2007 and 2006.

18. Inventories

All figures in £ millions	2007	2006
Raw materials	24	26
Work in progress	30	28
Finished goods	314	300
	368	354

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £732m (2006: £702m). In 2007 £47m (2006: £46m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

19. Trade and other receivables

All figures in £ millions	2007	2006
Current		
Trade receivables	750	768
Royalty advances	84	91
Prepayments and accrued income	48	34
Other receivables	59	58
Receivables from related parties	5	2
	946	953
Non-current		
Royalty advances	68	80
Prepayments and accrued income	4	4
Other receivables	57	40
	129	124

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

All figures in £ millions	2007	2006
At beginning of year	(46)	(45)
Exchange differences	(1)	3
Income statement movements	(19)	(23)
Utilised	15	21
Acquisition through business combination	(3)	(2)
Disposal through business disposal	2	–
At end of year	(52)	(46)

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are internationally dispersed.

The ageing of the Group's trade receivables is as follows:

All figures in £ millions	2007	2006
Within due date	811	810
Up to three months past due date	161	177
Three to six months past due date	43	62
Six to nine months past due date	7	6
Nine to 12 months past due date	13	8
More that 12 months past due date	4	1
Total trade receivables	1,039	1,064
Less: provision for sales returns	(281)	(243)
Transfer to non-current assets held for sale	(8)	(53)
Net trade receivables	750	768

The Group's provision for bad and doubtful debts is specific to individual debts identified during the bad debt review process. Consequently the ageing analysis above is presented after deducting the associated specific bad debt provision. The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

20. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2007	2006
Cash at bank and in hand	439	421
Short-term bank deposits	121	171
	560	592

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2007 the currency split of cash and cash equivalents is US dollars 37% (2006: 31%), sterling 29% (2006: 35%), euros 16% (2006: 21%) and other 18% (2006: 13%).

Cash and cash equivalents have fair values that approximate to their carrying amounts due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2007	2006
Cash and cash equivalents	560	592
Bank overdrafts	(68)	(61)
	492	531

21. Financial liabilities – Borrowings

The Group's current and non-current borrowings are as follows:

All figures in £ millions	2007	2006
Non-current		
10.5% Sterling Bonds 2008 (nominal amount £100m)	–	105
4.7% US Dollar Bonds 2009 (nominal amount $350m)	176	178
7% Global Dollar Bonds 2011 (nominal amount $500m)	264	266
7% Sterling Bonds 2014 (nominal amount £250m)	251	251
5.7% US Dollar Bonds 2014 (nominal amount $400m)	211	206
4.625% US Dollar notes 2018 (nominal amount $300m)	143	139
Finance lease liabilities	4	3
	1,049	1,148
Current		
Due within one year or on demand:		
Bank loans and overdrafts	444	173
6.125% Euro Bonds 2007 (nominal amount €591m)	–	421
10.5% Sterling Bonds 2008 (nominal amount £100m)	105	–
Loan notes	8	–
Finance lease liabilities	2	1
	559	595
Total borrowings	1,608	1,743

Included in the non-current borrowings above is £6m of accrued interest (2006: £12m). Included in the current borrowings above is £7m of accrued interest (2006: £22m).

The maturity of the Group's non-current borrowing is as follows:

All figures in £ millions	2007	2006
Between one and two years	178	107
Between two and five years	266	445
Over five years	605	596
	1,049	1,148

As at 31 December 2007 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Less than one year	One to five years	More than five years	Total
Carrying value of borrowings	559	444	605	1,608
Effect of rate derivatives	359	(7)	(352)	–
	918	437	253	1,608

21. Financial liabilities – Borrowings *continued*

The carrying amounts and market values of non-current borrowings are as follows:

All figures in £ millions	Effective interest rate	Carrying amount 2007	Market value 2007	Carrying amount 2006	Market value 2006
10.5% Sterling Bonds 2008	10.53%	–	–	105	106
4.7% US Dollar Bonds 2009	4.86%	176	176	178	176
7% Global Dollar Bonds 2011	7.16%	264	267	266	269
7% Sterling Bonds 2014	7.20%	251	261	251	265
5.7% US Dollar Bonds 2014	5.88%	211	203	206	203
4.625% US Dollar notes 2018	4.69%	143	135	139	135
Finance lease liabilities	n/a	4	4	3	3
		1,049	1,046	1,148	1,157

The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

All figures in £ millions	2007	2006
US dollar	1,251	966
Sterling	357	356
Euro	–	421
	1,608	1,743

The Group has the following undrawn committed borrowing facilities as at 31 December:

All figures in £ millions	2007	2006
Floating rate		
– expiring within one year	–	–
– expiring beyond one year	1,007	894
	1,007	894

During the year, the Group extended the maturity date of its main revolving credit facility by one year, and also entered into a short-term bridge financing facility.

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group's borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

The maturity of the Group's finance lease obligations is as follows:

All figures in £ millions	2007	2006
Finance lease liabilities – minimum lease payments		
Not later than one year	2	1
Later than one year and not later than two years	2	3
Later than two years and not later than three years	1	–
Later than three years and not later than four years	1	–
Later than four years and not later than five years	–	–
Later than five years	–	–
Future finance charges on finance leases	–	–
Present value of finance lease liabilities	6	4

The present value of finance lease liabilities is as follows:

All figures in £ millions	2007	2006
Not later than one year	2	1
Later than one year and not later than five years	4	3
Later than five years	–	–
	6	4

The carrying amounts of the Group's lease obligations approximate their fair value.

22. Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Leases	Other	Total
At 1 January 2007	25	12	15	52
Exchange differences	(1)	–	(1)	(2)
Charged to consolidated income statement				
– Additional provisions: interest	2	–	–	2
– Additional provisions: prior year adjustments	3	–	–	3
– Additional provisions: other	–	–	12	12
– Unused amounts reversed	–	(1)	(1)	(2)
Acquisition through business combination	12	–	2	14
Disposal through business disposal	–	–	(1)	(1)
Utilised	(4)	(2)	(5)	(11)
At 31 December 2007	37	9	21	67

All figures in £ millions	2007	2006
Analysis of provisions		
Non-current	44	29
Current	23	23
	67	52

Deferred consideration, including interest and prior year adjustments, primarily relates to the acquisition of Mergermarket in 2006. These amounts are payable in March 2009. Additional amounts incurred relate to the Group's smaller acquisitions during the year (see note 29).

Lease commitments relate primarily to onerous lease contracts, acquired through business combinations, which have various expiry dates up to 2017. The provision is based on current occupancy estimates.

23. Trade and other liabilities

All figures in £ millions	2007	2006
Trade payables	342	343
Social security and other taxes	23	18
Accruals	402	345
Deferred income	290	276
Dividends payable to minority	12	–
Other liabilities	171	178
	1,240	1,160
Less: non-current portion		
Accruals	30	24
Deferred income	58	47
Other liabilities	102	91
	190	162
Current portion	1,050	998

The carrying value of the Group's trade and other liabilities approximates its fair value.

The deferred income balances comprise:

- multi-year obligations to deliver workbooks to adoption customers in school businesses;
- advance payments in contracting businesses;
- subscription income in school, newspaper and market pricing businesses;
- advertising income relating to future publishing days in newspaper businesses; and
- obligations to deliver digital content in future periods.

24. Retirement benefit and other post-retirement obligations

Background

The Group operates a number of defined benefit and defined contribution retirement plans throughout the world. For the defined benefit plans, benefits are based on employees' length of service and final pensionable pay. Defined contribution benefits are based on the amount of contributions paid in respect of an individual member, the investment returns earned and the amount of pension this money will buy when a member retires.

The largest plan is the Pearson Group Pension Plan ('UK Group plan') with both defined benefit and defined contribution sections. From 1 November 2006, all sections of the UK Group plan were closed to new members with the exception of a defined contribution section that was opened in 2003. This section is available to all new employees of participating companies. The other major defined benefit plans are based in the US.

Other defined contribution plans are operated principally overseas with the largest plan being in the US. The specific features of these plans vary in accordance with the regulations of the country in which employees are located.

Pearson also has several post-retirement medical benefit plans (PRMBs), principally in the US. PRMBs are unfunded but are accounted for and valued similarly to defined benefit pension plans.

Assumptions

The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

			2007			2006
%	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.30	2.93	3.00	3.00	2.91	3.00
Rate used to discount plan liabilities	5.80	6.01	6.05	5.20	5.70	5.85
Expected return on assets	6.50	7.27	–	6.40	7.18	–
Expected rate of increase in salaries	5.00	4.36	–	4.70	4.37	–
Expected rate of increase for pensions in payment and deferred pensions	2.50 to 4.30	–	–	2.10 to 4.60	–	–
Initial rate of increase in healthcare rate	–	–	9.50	–	–	10.00
Ultimate rate of increase in healthcare rate	–	–	5.00	–	–	5.00

The UK discount rate is based on the annualised yield on the iBoxx over 15-year AA-rated corporate bond index. The US discount rate is set by reference to a US bond portfolio matching model. The expected return on assets is based on market expectations of long-term asset returns for the defined portfolio at the end of the year.

The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan's investment portfolio.

The UK mortality assumptions have been derived by adjusting standard mortality tables (PMFA 92 tables projected forward with medium cohort improvement factors). The Group changed its mortality assumptions in the UK in 2007 to reflect an assumed increased life expectancy of pensioners by adding a 1% floor to the medium cohort projections.

For the US plans, the assumptions used were based on standard US mortality tables (GAM94).

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK and US Group plans is as follows:

		UK		US
	2007	2006	2007	2006
Male	21.3	20.9	17.9	17.9
Female	21.6	21.3	21.3	21.3

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

		UK		US
	2007	2006	2007	2006
Male	23.1	22.2	17.9	17.9
Female	23.6	22.5	21.3	21.3

24. Retirement benefit and other post-retirement obligations *continued*

Financial statement information

The amounts recognised in the income statement are as follows:

All figures in £ millions	UK Group plan	Defined benefit other	Sub total	Defined contribution	PRMB	Total
						2007
Current service cost	29	2	31	39	1	71
Total operating expense	29	2	31	39	1	71
Expected return on plan assets	(96)	(7)	(103)	–	–	(103)
Interest on plan liabilities	84	7	91	–	2	93
Net finance (income)/expense	(12)	–	(12)	–	2	(10)
Net income statement charge	17	2	19	39	3	61
Actual return on plan assets	128	4	132	–	–	132

All figures in £ millions	UK Group plan	Defined benefit other	Sub total	Defined contribution	PRMB	Total
						2006
Current service cost	27	2	29	36	1	66
Past service cost	–	–	–	–	(2)	(2)
Total operating expense/(income)	27	2	29	36	(1)	64
Expected return on plan assets	(85)	(7)	(92)	–	–	(92)
Interest on plan liabilities	78	7	85	–	3	88
Net finance (income)/expense	(7)	–	(7)	–	3	(4)
Net income statement charge	20	2	22	36	2	60
Actual return on plan assets	153	13	166	–	–	166

The total operating charge is included in administrative and other expenses.

The amounts recognised in the balance sheet are as follows:

				2007				2006
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total
Fair value of plan assets	1,744	109	–	1,853	1,528	105	–	1,633
Present value of defined benefit obligation	(1,682)	(117)	(12)	(1,811)	(1,683)	(115)	(12)	(1,810)
Net pension asset/(liability)	62	(8)	(12)	42	(155)	(10)	(12)	(177)
Other post-retirement medical benefit obligation				(47)				(48)
Other pension accruals				(28)				(25)
Net retirement benefit obligations				(33)				(250)
Analysed as:								
Retirement benefit asset				62				–
Retirement benefit obligations				(95)				(250)

The following gains have been recognised in the statement of recognised income and expense:

All figures in £ millions	2007	2006
Amounts recognised for defined benefit plans	79	102
Amounts recognised for post-retirement medical benefit plans	1	5
Total recognised in year	80	107
Cumulative amounts recognised	124	44

24. Retirement benefit and other post-retirement obligations *continued*

The fair value of plan assets comprises the following:

%	2007 UK Group plan	2007 Other funded plans	2007 Total	2006 UK Group plan	2006 Other funded plans	2006 Total
Equities	34.3	3.4	37.7	46.6	3.9	50.5
Bonds	34.9	2.0	36.9	23.8	2.1	25.9
Properties	7.7	–	7.7	9.2	–	9.2
Other	17.2	0.5	17.7	14.0	0.4	14.4

The plan assets do not include any of the Group's own financial instruments, or any property occupied by the Group.

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

All figures in £ millions	2007 UK Group plan	2007 Other plans	2007 Total	2006 UK Group plan	2006 Other plans	2006 Total
Fair value of plan assets						
Opening fair value of plan assets	1,528	105	1,633	1,390	110	1,500
Exchange differences	–	1	1	–	(12)	(12)
Expected return on plan assets	96	7	103	85	7	92
Actuarial gains and losses	32	(3)	29	68	6	74
Contributions by employer	152	5	157	43	2	45
Contributions by employee	8	–	8	7	–	7
Benefits paid	(72)	(6)	(78)	(65)	(8)	(73)
Closing fair value of plan assets	1,744	109	1,853	1,528	105	1,633
Present value of defined benefit obligation						
Opening defined benefit obligation	(1,683)	(127)	(1,810)	(1,661)	(142)	(1,803)
Exchange differences	–	1	1	–	15	15
Current service cost	(29)	(2)	(31)	(27)	(2)	(29)
Interest cost	(84)	(7)	(91)	(78)	(7)	(85)
Actuarial gains and losses	50	–	50	25	3	28
Contributions by employee	(8)	–	(8)	(7)	–	(7)
Benefits paid	72	6	78	65	8	73
Acquisition through business combination	–	–	–	–	(2)	(2)
Closing defined benefit obligation	(1,682)	(129)	(1,811)	(1,683)	(127)	(1,810)

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2007	2006
Opening defined benefit obligation	(48)	(60)
Exchange differences	–	8
Current service cost	(1)	(1)
Past service cost	–	2
Interest cost	(2)	(3)
Actuarial gains and losses	1	5
Benefits paid	3	4
Reclassifications	–	(3)
Closing defined benefit obligation	(47)	(48)

24. Retirement benefit and other post-retirement obligations *continued*

The history of the defined benefit plans is as follows:

All figures in £ millions	2007	2006	2005	2004	2003
Fair value of plan assets	1,853	1,633	1,500	1,280	1,164
Present value of defined benefit obligation	(1,811)	(1,810)	(1,803)	(1,615)	(1,454)
Net pension asset/(liability)	42	(177)	(303)	(335)	(290)
Experience adjustments on plan assets	29	74	140	67	88
Experience adjustments on plan liabilities	50	28	(119)	(127)	(113)

Funding

The UK Group plan is self-administered with the plans' assets being held independently of the Group. The trustees of the plan are required to act in the best interest of the plan's beneficiaries. The most recently completed triennial actuarial valuation for funding purposes was completed as at 1 January 2006 and revealed a funding shortfall. The Group has agreed that the funding shortfall will be eliminated by 31 December 2014. In 2007 the Group contributed £121m (including a special contribution of £100m) and has agreed to contribute £21m in 2008 and £21.9m per annum thereafter in excess of an estimated £30m of regular contributions.

The Group expects to contribute $70m in 2008 and $73m in 2009 to its US pension plans.

Sensitivities

The net retirement benefit obligations are calculated using a number of assumptions, the most significant being the discount rate used to calculate the defined benefit obligation. The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2007	
All figures in £ millions	1% increase	1% decrease
Effect on:		
(Decrease)/increase in defined benefit obligation – UK Group plan	(222)	275
(Decrease)/increase of aggregate of service cost and interest cost – UK Group plan	(4.6)	5.8
(Decrease)/increase in defined benefit obligation – US plan	(6.7)	7.3

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	2007	
All figures in £ millions	1% increase	1% decrease
Effect on:		
(Decrease)/increase in post-retirement medical benefit obligation	(3.7)	4.1
Increase/(decrease) of aggregate of service cost and interest cost	0.1	(0.1)

25. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2007	2006
Pearson plans	23	18
Interactive Data plans	7	7
Total share-based payment costs	30	25

The Group operates the following equity-settled employee option and share plans:

Worldwide Save for Shares Plan – Since 1994, the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee's participation in the plan. Options that are not exercised within six months of the third, fifth or seventh anniversary after grant lapse unconditionally.

Employee Stock Purchase Plan – In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the US to save a portion of their monthly salary over six month periods. At the end of the period, the employee has the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

25. Share-based payments *continued*

Long-Term Incentive Plan – This plan was introduced in 2001 and renewed in 2006 and consists of two parts: share options and/or restricted shares.

Options were granted under this plan in 2001 based on a pre-grant earnings per share growth test and are not subject to further performance conditions on exercise. The options became exercisable in tranches and lapse if they remain unexercised at the tenth anniversary of the date of grant.

The vesting of restricted shares is normally dependent on continuing service and/or upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in October 2006 and July 2007 vest dependent on relative shareholder return, return on invested capital and earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2006 and 2007 vest depending on continuing service over a three-year period.

Annual Bonus Share Matching Plan – This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the Group meets an earnings per share growth target, the Company will match them on a gross basis of up to one share for every one held.

In addition to the above, share options remain outstanding under Executive Share Option, Reward and Special Share Option Plans. These are legacy plans which were replaced with the introduction of the Long-Term Incentive Plan in 2001.

The number and weighted average exercise prices of share options granted under the Group's plans are as follows:

	2007		2006	
	Number of share options 000s	Weighted average exercise price £	Number of share options 000s	Weighted average exercise price £
Outstanding at beginning of year	18,861	13.36	21,677	13.15
Granted during the year	773	6.90	837	6.30
Exercised during the year	(1,326)	5.80	(1,396)	5.36
Forfeited during the year	(1,434)	19.63	(1,828)	15.39
Expired during the year	(93)	7.68	(429)	6.72
Outstanding at end of year	16,781	13.15	18,861	13.36
Options exercisable at end of year	13,999	14.63	15,595	14.14

Options were exercised regularly throughout the year. The weighted average share price during the year was £8.02 (2006: £7.45). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2007		2006	
Range of exercise prices £	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0 – 5	930	1.56	1,649	1.94
5 – 10	4,909	3.22	5,254	3.85
10 – 15	7,257	2.62	7,638	3.63
15 – 20	980	1.85	1,050	2.88
20 – 25	400	2.19	424	3.19
>25	2,305	2.19	2,846	3.22
	16,781	2.62	18,861	3.42

In 2007 and 2006 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

25. Share-based payments *continued*

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2007 Weighted average	2006 Weighted average
Fair value	£2.53	£1.92
Weighted average share price	£8.91	£7.66
Weighted average exercise price	£6.90	£6.30
Expected volatility	19.72%	23.12%
Expected life	4.0 years	4.0 years
Risk free rate	5.34%	4.42%
Expected dividend yield	3.29%	3.52%
Forfeiture rate	3.5%	5.0%

The expected volatility is based on the historic volatility of the Company's share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2007		2006	
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Annual Bonus Share Matching Plan	143	7.67	90	6.27
Long-Term Incentive Plan	3,377	7.12	3,585	6.96

Restricted shares granted under the Annual Bonus Share Matching Plan are valued using the share price at the date of grant discounted by the dividend yield (2007: 3.26%; 2006: 3.66%) to take into account any dividends foregone. The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally is determined using the share price at the date of grant. Participants of the Long-Term Incentive Plan are entitled to dividends during the vesting period. The number of shares to vest has been adjusted, based on historical experience, to account for any potential forfeitures. Restricted shares with a market performance condition were valued by an independent actuary using a Monte Carlo model. Restricted shares with a non-market performance condition were fair valued based on the share price at the date of grant. Non-market performance conditions were considered by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.

Subsidiary share option plans

Interactive Data, a 62% subsidiary of the Group, operates the following share-based payment plans:

2001 Employee Stock Purchase Plan

The 2001 Employee Stock Purchase Plan allows all eligible employees worldwide to purchase stock at a discounted price at specific times.

2000 Long-Term Incentive Plan

Under this plan, the Compensation Committee of the Board of Directors can grant share-based awards representing up to 20% of the total number of shares of common stock outstanding at the date of grant. The plan provides for the discretionary issuance of share-based awards to directors, officers and employees of Interactive Data, as well as persons who provide consulting or other services to Interactive Data. The exercise price for all options granted to date has been equal to the market price of the underlying shares at the date of grant. Options expire ten years from the date of grant and generally vest over a three to four year period without any performance criteria attached.

In addition, grants of restricted stock can be made to certain executives and members of the Board of Directors of Interactive Data. The awarded shares are available for distribution, at no cost, at the end of a three-year vesting period. No performance criteria are attached to shares granted under this plan.

Interactive Data employees purchased 186,343 shares (2006: 206,324) under the 2001 Employee Stock Purchase Plan at an average share price of $17.77 (£8.93) (2006: $15.58; £7.96). The weighted average fair value at the date of grant was $4.76 (£2.39) (2006: $3.98; £2.03).

25. Share-based payments *continued*

The number and weighted average exercise prices of share options granted under the 2000 Long-Term Incentive Plan are as follows:

	2007			2006		
	Number of share options 000s	Weighted average exercise price $	Weighted average exercise price £	Number of share options 000s	Weighted average exercise price $	Weighted average exercise price £
Outstanding at beginning of year	10,506	16.33	8.34	10,068	15.16	8.37
Granted during the year	1,560	27.17	13.65	1,835	20.58	10.52
Exercised during the year	(1,935)	14.88	7.48	(1,252)	12.88	6.58
Forfeited during the year	(293)	20.38	10.24	(139)	19.02	9.72
Expired during the year	(11)	18.12	9.10	(6)	11.46	5.86
Outstanding at end of year	9,827	18.21	9.15	10,506	16.33	8.34
Options exercisable at end of year	6,199	15.27	7.67	6,547	14.11	7.21

The options outstanding at the end of the year have a weighted average remaining contractual life and exercise price as follows:

	2007		2006	
Range of exercise prices $	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0 – 4.4	–	–	30	3.1
4.4 – 7.5	72	2.1	157	2.3
7.5 – 12	1,745	3.4	2,164	4.4
12 – 20	3,464	5.6	4,640	6.4
> 20	4,546	8.5	3,515	9.0
	9,827	6.6	10,506	6.8

The fair value of the options granted under the Long-Term Incentive Plan and of the shares awarded under the 2001 Employee Stock Purchase Plan was estimated using a Black-Scholes model. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	Long-Term Incentive Plan		Employee Stock Purchase Plan	
	2007	2006	2007	2006
	Weighted average	Weighted average	Weighted average	Weighted average
Fair value	$6.60	$6.57	$4.76	$3.98
Weighted average share price	$27.17	$20.58	$17.77	$15.58
Weighted average exercise price	$27.17	$20.58	$17.77	$15.58
Expected volatility	23.40%	25.90%	20.50%	18.32%
Expected life	5.0 years	4.7 years	0.5 years	0.5 years
Risk free rate	4.2% to 4.9%	4.6% to 5.1%	4.3% to 5.1%	3.7% to 5.2%
Expected dividend yield	1.9%	0.0%	2.0%	0.0%
Forfeiture rate	0.0%	0.0%	0.0%	0.0%

The expected volatility is based on the historic volatility of Interactive Data's share price over the vesting term of the options.

During the year Interactive Data granted the following shares under restricted share arrangements:

	2007			2006		
	Number of shares 000s	Weighted average fair value $	Weighted average fair value £	Number of shares 000s	Weighted average fair value $	Weighted average fair value £
2000 Long-Term Incentive Plan	185	27.07	13.60	196	20.82	10.64

Shares awarded under the 2000 Long-Term Incentive Plan were valued based on the share price prevailing at the date of grant.

26. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2006	804,020	201	2,477
Issue of ordinary shares – share option schemes	2,089	1	10
At 31 December 2006	806,109	202	2,487
Issue of ordinary shares – share option schemes	1,919	–	12
At 31 December 2007	808,028	202	2,499

The total authorised number of ordinary shares is 1,194m shares (2006: 1,190m shares) with a par value of 25p per share (2006: 25p per share). All issued shares are fully paid. All shares have the same rights.

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt (see note 21), cash and cash equivalents (see note 20) and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings (see notes 26, 27 and 28).

The Group reviews its capital structure on a regular basis and will balance its overall capital structure through payments of dividends, new share issues as well as the issue of new debt or the redemption of existing debt in line with the financial risk policies outlined on pages 22 to 24.

27. Treasury shares

	Pearson plc		Interactive Data		Total
	Number of shares 000s	£m	Number of shares 000s	£m	£m
At 1 January 2006	5,249	110	4,552	43	153
Purchase of treasury shares	4,700	36	1,500	16	52
Release of treasury shares	(1,188)	(16)	–	–	(16)
At 31 December 2006	8,761	130	6,052	59	189
Purchase of treasury shares	4,900	40	1,177	16	56
Release of treasury shares	(1,900)	(29)	–	–	(29)
At 31 December 2007	11,761	141	7,229	75	216

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 25). These shares, representing 1.5% (2006: 1.1%) of called-up share capital, are held as treasury shares and have a par value of 25p per share.

Interactive Data hold their own shares in respect of share buy-back programmes. These shares are held as treasury shares and have a par value of $0.01.

The nominal value of Pearson plc treasury shares amounts to £2.9m (2006: £2.2m). The nominal value of Interactive Data treasury shares amounts to £0.04m (2006: £0.03m).

At 31 December 2007 the market value of Pearson plc treasury shares was £86.1m (2006: £67.6m) and the market value of Interactive Data treasury shares was £119.9m (2006: £74.3m).

28. Other reserves and retained earnings

All figures in £ millions	Notes	Translation reserve	Fair value reserve	Total other reserves	Retained earnings
At 1 January 2006		(175)	–	(175)	1,214
Net exchange differences on translation of foreign operations		(417)	–	(417)	–
Profit for the year attributable to equity holders of the Company		–	–	–	446
Dividends paid to equity holders of the Company	9	–	–	–	(220)
Equity settled transactions	25	–	–	–	25
Actuarial gains on retirement benefit obligations	24	–	–	–	107
Treasury shares released under employee share plans	27	–	–	–	(16)
Taxation on items charged to equity	7	–	–	–	12
At 31 December 2006		(592)	–	(592)	1,568
Net exchange differences on translation of foreign operations		25	–	25	–
Cumulative translation adjustment disposed	31	53	–	53	–
Profit for the year attributable to equity holders of the Company		–	–	–	284
Dividends paid to equity holders of the Company	9	–	–	–	(238)
Equity settled transactions	25	–	–	–	30
Actuarial gains on retirement benefit obligations	24	–	–	–	80
Treasury shares released under employee share plans	27	–	–	–	(29)
Taxation on items charged to equity	7	–	–	–	29
At 31 December 2007		(514)	–	(514)	1,724

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments. Included in the translation reserve is a £49m loss (2006: £53m loss) relating to net assets classified as held for sale.

29. Business combinations

On 4 May 2007, the Group announced that it had agreed to acquire Harcourt Assessment, a leading test provider, and Harcourt Education International, publisher of textbooks and online materials. The Harcourt Education International acquisition has closed in several stages, following regulatory reviews of the relevant authorities where required. The acquisition of Harcourt Assessment completed on 30 January 2008 and is therefore excluded from the numbers below (see note 36).

On 31 July 2007, the Group acquired eCollege, a leader in the US online distance learning market. In addition, several other businesses were acquired in the current year, mainly within the FT Group. None of these other acquisitions were individually material to the Group. The largest single acquisition in 2006 was Mergermarket.

The provisional assets and liabilities arising from acquisitions are as follows:

					2007	2006
All figures in £ millions	Notes	Harcourt Fair value	eCollege Fair value	Other Fair value	Total Fair value	Total Fair value
Property, plant and equipment	10	6	5	–	11	13
Intangible assets	11	81	100	16	197	156
Intangible assets – Pre-publication	17	16	2	–	18	4
Inventories		15	–	–	15	14
Trade and other receivables		12	13	3	28	24
Cash and cash equivalents		–	–	–	–	28
Trade and other liabilities		(23)	(12)	(3)	(38)	(52)
Financial liabilities – Borrowings		–	(1)		(1)	(3)
Current income tax		2	2	–	4	–
Net deferred income tax liabilities	13	(21)	(24)	–	(45)	(26)
Retirement benefit obligations	24	–	–	–	–	(2)
Provisions for other liabilities and charges	22	(1)	–	(1)	(2)	(3)
Equity minority interest		–	–	–	–	(9)
Net assets acquired at fair value		87	85	15	187	144
Goodwill	11	68	181	55	304	246
Total		155	266	70	491	390
Satisfied by:						
Cash		(155)	(266)	(47)	(468)	(382)
Deferred consideration		–	–	(12)	(12)	(17)
Net prior year adjustments		–	–	(11)	(11)	9
Total consideration		(155)	(266)	(70)	(491)	(390)

Carrying value of net assets acquired		25	15	1	41	48
Fair value adjustments		62	70	14	146	96
Fair value to the Group		87	85	15	187	144

The goodwill arising on the acquisition of Harcourt and eCollege results from substantial cost and revenue synergies and from benefits that cannot be separately recognised, such as the assembled workforce.

The fair value adjustments relating to the acquisition of Harcourt and eCollege are provisional and will be finalised during 2008. They include the valuation of intangible assets and the related deferred tax effect. Prior year adjustments relate to the finalisation of fair value adjustments and increases in deferred consideration relating to Mergermarket.

29. Business combinations *continued*

Harcourt

All figures in £ millions	Carrying value	Fair value adjs	Provisional fair value
Property, plant and equipment	6	–	6
Intangible assets	–	81	81
Intangible assets – Pre-publication	14	2	16
Inventories	15	–	15
Trade and other receivables	12	–	12
Trade and other liabilities	(23)	–	(23)
Current income tax	2	–	2
Net deferred income tax liabilities	–	(21)	(21)
Provisions for other liabilities and charges	(1)	–	(1)
Net assets acquired at fair value	25	62	87
Goodwill			68
Total			155

eCollege

All figures in £ millions	Carrying value	Fair value adjs	Provisional fair value
Property, plant and equipment	5	–	5
Intangible assets	2	98	100
Intangible assets – Pre-publication	2	–	2
Trade and other receivables	13	–	13
Trade and other liabilities	(10)	(2)	(12)
Financial liabilities – Borrowings	(1)	–	(1)
Current income tax	2	–	2
Net deferred income tax assets/(liabilities)	2	(26)	(24)
Net assets acquired at fair value	15	70	85
Goodwill			181
Total			266

Net cash outflow on acquisition:

All figures in £ millions	2007	2006
Cash – Current year acquisitions	(468)	(382)
Deferred payments for prior year acquisitions and other items	(4)	(9)
Cash and cash equivalents acquired	–	28
Cash outflow on acquisition	(472)	(363)

Harcourt contributed £71m of sales and £7m to the Group's profit before tax between the date of acquisition and the balance sheet date. eCollege contributed £15m of sales and £4m to the Group's profit before tax between the date of acquisition and the balance sheet date. Other businesses acquired contributed £4m to the Group's sales and £2m to the Group's profit before tax between the date of acquisition and the balance sheet date.

If the acquisitions had been completed on 1 January 2007, the Group estimates that sales for the period would have been £4,307m and profit before tax would have been £479m.

30. Non-current assets classified as held for sale

The Group disposed of its Data Management business on 22 February 2008 and this business is classified as held for sale in 2007. The Data Management business was formerly part of the Group's Other Assessment and Testing cash-generating unit (CGU) and was carved out of this CGU in preparation for disposal. As a result, the Group has recognised an impairment on the goodwill allocated to the Data Management business in anticipation of the loss on disposal (see note 3). In 2006, assets classified as held for sale related to Government Solutions. The major classes of assets and liabilities comprising the operations classified as held for sale at the balance sheet date are as follows:

All figures in £ millions	Notes	2007	2006
Property, plant and equipment	10	7	9
Intangible assets – Goodwill		96	221
Intangible assets – Other	11	–	7
Intangible assets – Pre-publication		2	–
Inventories		4	1
Trade and other receivables		8	56
Non-current assets classified as held for sale		117	294
Other liabilities		(9)	(26)
Liabilities directly associated with non-current assets classified as held for sale		(9)	(26)
Net assets classified as held for sale		108	268

31. Disposals

					2007	2006
All figures in £ millions	Government Solutions	Les Echos	Datamark	Other	Total	Total
Disposal of subsidiaries						
Property, plant and equipment	(10)	(3)	(3)	–	(16)	–
Intangible assets	(6)	–	–	–	(6)	–
Inventories	–	–	(1)	–	(1)	–
Trade and other receivables	(63)	(26)	(5)	(1)	(95)	–
Cash and cash equivalents	–	(14)	–	–	(14)	–
Deferred income tax liabilities	–	2	–	–	2	–
Trade and other liabilities	23	42	6	2	73	(1)
Retirement benefit obligations	–	3	–	–	3	–
Provisions for other liabilities and charges	–	1	–	–	1	–
Equity minority interests	–	–	–	(8)	(8)	(4)
Attributable goodwill	(221)	(4)	(17)	(8)	(250)	(5)
Cumulative translation adjustment	(53)	–	–	–	(53)	–
Net (assets)/liabilities disposed	(330)	1	(20)	(15)	(364)	(10)
Cash received	286	174	20	15	495	10
Other proceeds received	35	–	–	–	35	–
Costs	(10)	(10)	–	–	(20)	–
(Loss)/profit on sale	(19)	165	–	–	146	–

	2007	2006
Cash flow from disposals		
Cash – Current year disposals	495	10
Costs paid	(12)	–
Cash and cash equivalents disposed	(14)	–
Net cash inflow	469	10

Details of the businesses disposed are shown in note 3.

The proceeds received for the sale of Government Solutions include £286m in cash, £20m in Loan Stock and a 10% interest in the acquiring company valued at £15m.

Other includes share options exercised in Interactive Data.

32. Cash generated from operations

All figures in £ millions	Notes	2007	2006
Net profit		310	469
Adjustments for:			
Income tax		222	19
Depreciation	10	68	77
Amortisation of purchased intangible assets	11	45	28
Adjustment on recognition of pre-acquisition deferred tax	11	–	7
Amortisation of other intangible assets	11	25	23
Investment in pre-publication assets	17	(230)	(213)
Amortisation of pre-publication assets	17	192	210
Loss on sale of property, plant and equipment		1	2
Net finance costs	6	106	74
Share of results of joint ventures and associates	12	(23)	(24)
Profit on sale of discontinued operations	3	(146)	–
Goodwill impairment of discontinued operation	3	97	–
Net foreign exchange gains/(losses) from transactions		11	(37)
Share-based payment costs	25	30	25
Inventories		(1)	(16)
Trade and other receivables		(5)	(60)
Trade and other liabilities		80	54
Retirement benefit obligations		(126)	(17)
Provisions		3	–
Net cash generated from operations		659	621
Dividends from joint ventures and associates	12	32	45
Purchase of property, plant and equipment		(86)	(68)
Purchase of intangible assets		(33)	(29)
Finance lease principal payments		(2)	(3)
Proceeds from sale of property, plant and equipment		14	8
Add back: Special pension contribution		100	–
Add back: Cash spent against integration and fair value provisions		–	1
Operating cash flow		684	575
Operating tax paid		(61)	(59)
Net operating finance costs paid		(90)	(82)
Operating free cash flow		533	434
Non-operating tax paid		(26)	–
Special pension contribution		(100)	–
Cash spent against integration and fair value provisions		–	(1)
Total free cash flow		407	433
Dividends paid (including to minorities)		(248)	(235)
Net movement of funds from operations		159	198

Included in net cash generated from operations is an amount of £7m (2006: £33m) relating to discontinued operations.

Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, the Group agreed that during 2007 it would make additional payments to the plan amounting to £100m. The Group has excluded this £100m from its definition of operating cash flow and operating free cash flow as it distorts the underlying operating performance for the year.

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2007	2006
Net book amount	15	10
Loss on sale of property, plant and equipment	(1)	(2)
Proceeds from sale of property, plant and equipment	14	8

The principal other non-cash transactions are movements in finance lease obligations of £4m (2006: £4m).

33. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities of the Group in respect of legal claims. None of these claims are expected to result in a material gain or loss to the Group.

34. Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

All figures in £ millions	2007	2006
Property, plant and equipment	3	–

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. The lease expenditure charged to the income statement during the year is disclosed in note 4.

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2007	2006
Not later than one year	123	123
Later than one year and not later than two years	116	113
Later than two years and not later than three years	102	103
Later than three years and not later than four years	93	90
Later than four years and not later than five years	85	83
Later than five years	834	857
	1,353	1,369

35. Related party transactions

Joint ventures and associates – Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Amounts falling due from joint ventures and associates are set out in note 19.

Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors' remuneration report.

There were no other material related party transactions.

No guarantees have been provided to related parties.

36. Events after the balance sheet date

On 2 January 2008, the Group completed its acquisition of Money-Media, a US-based company offering online news and commentary for the money management industry, for $64m.

On 30 January 2008, the Group completed its $647m acquisition of Harcourt Assessment from Reed Elsevier, after receiving clearance from the US Department of Justice.

Also on 30 January 2008, the Group announced that it had agreed to sell its 50% interest in Financial Times Deutschland (FTD) to its joint venture partner, Gruner + Jahr. The Group's share of FTD assets at 31 December 2007 was €8m and a small profit on sale is expected.

On 22 February 2008, the Group completed the sale of its Data Management business to M & F Worldwide Corp. for $225m. The Group expects to report a loss on this transaction in 2008 after taking into account the cumulative translation adjustment and tax.

Company Statement of Recognised Income and Expense
Year ended 31 December 2007

All figures in £ millions	2007	2006
(Loss)/profit for the year	(43)	78
Total recognised income and expense for the year	(43)	78

Company Balance Sheet
As at 31 December 2007

All figures in £ millions	Notes	2007	2006
Assets			
Non-current assets			
Investments in subsidiaries	2	6,650	7,103
Amounts due from subsidiaries		73	460
Financial assets – Derivative financial instruments	6	23	36
Other financial assets		1	1
		6,747	7,600
Current assets			
Amounts due from subsidiaries		2,040	1,372
Current income tax assets		42	73
Cash and cash equivalents (excluding overdrafts)	4	61	153
Financial assets – Derivative financial instruments	6	28	50
Other assets		–	1
Total assets		8,918	9,249
Liabilities			
Non-current liabilities			
Financial liabilities – Borrowings	5	(658)	(761)
Financial liabilities – Derivative financial instruments	6	(16)	(19)
Amounts due to subsidiaries		(425)	(519)
		(1,099)	(1,299)
Current liabilities			
Other liabilities		–	(17)
Financial liabilities – Borrowings	5	(749)	(784)
Amounts due to subsidiaries		(3,401)	(3,194)
Total liabilities		(5,249)	(5,294)
Net assets		3,669	3,955
Equity			
Share capital	7	202	202
Share premium	7	2,499	2,487
Treasury shares	8	(82)	(65)
Other reserves	9	447	447
Retained earnings	9	603	884
Total equity attributable to equity holders of the Company		3,669	3,955

These financial statements have been approved for issue by the board of directors on 13 March 2008 and signed on its behalf by

Robin Freestone, *Chief financial officer*

Company Cash Flow Statement

All figures in £ millions	Notes	2007	2006
Cash flows from operating activities			
Net (loss)/profit		(43)	78
Adjustments for:			
Income tax		(67)	(67)
Net finance costs		183	63
Other liabilities		(1)	16
Amounts due from subsidiaries		(499)	(115)
Profit on sale of subsidiaries		(32)	–
Amount written down in investments in subsidiaries		–	20
Net cash used in operations		(459)	(5)
Interest paid		(247)	(175)
Tax received		99	55
Net cash used in operating activities		(607)	(125)
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(46)	(120)
Disposal of subsidiaries, net of cash disposed		913	–
Interest received		5	15
Net cash generated/(used in) from investing activities		872	(105)
Cash flows from financing activities			
Proceeds from issue of ordinary shares	7	12	11
Net (investment in)/Group contribution to purchase of treasury shares		(33)	6
Proceeds from borrowings		347	–
Repayment of borrowings		(391)	(12)
Dividends paid to Company's shareholders		(238)	(220)
Net cash used in financing activities		(303)	(215)
Effects of exchange rate changes on cash and cash equivalents		1	(10)
Net decrease in cash and cash equivalents		(37)	(455)
Cash and cash equivalents at beginning of year		(183)	272
Cash and cash equivalents at end of year	4	(220)	(183)

Notes to the Company Financial Statements

1. Accounting policies

a. Basis of preparation

The financial statements on pages 95 to 101 comprise the separate financial statements of Pearson plc. As permitted by section 230(4) of the Companies Act 1985, only the Group's income statement has been presented.

The Company has no employees.

b. Group accounting policies

The accounting policies applied in the preparation of these Company financial statements are the same as those set out in note 1 to the Group financial statements with the addition of the following:

Investments

Investments in subsidiaries are stated at cost less provision for impairment.

2. Investments in subsidiaries

All figures in £ millions	2007	2006
At beginning of year	7,103	6,883
Subscription for share capital in subsidiaries	425	1,019
External disposal	(1)	–
Disposal to subsidiary	(877)	(779)
Provision for impairment	–	(20)
At end of year	6,650	7,103

3. Financial instruments and risk management

The Company's financial instruments comprise amounts due to/from subsidiary undertakings, cash and cash equivalents, derivative financial instruments and current and non-current borrowings. Derivative financial instruments are held at fair value, with all other financial instruments held at amortised cost. The Company's approach to the management of financial risks is discussed on pages 22 to 24. The Company believes the value of its financial assets to be fully recoverable.

The Company designates certain of its qualifying derivative financial instruments as hedges of the fair value of its bonds (fair value hedges). Changes in the fair value of these derivative financial instruments are recorded in the income statement, together with any change in the fair value of the hedged liability attributable to the hedged risk.

The carrying value of the Company's financial instruments is exposed to movements in interest rates and foreign currency exchange rates (primarily US dollars). The Company estimates that a 1% increase in interest rates would result in a £9m decrease in the carrying value of its financial instruments, with a 1% decrease in interest rates resulting in a £10m increase in their carrying value. The Company also estimates that a 10% strengthening in sterling would increase the carrying value of its financial instruments by £21m, while a 10% decrease in the value of sterling would decrease the carrying value by £25m. These increases and decreases in carrying value would be recorded through the income statement.

The maturity of contracted cash flows on the Company's borrowings and all of its derivative financial instruments are as follows:

				2007
All figures in £ millions	USD	GBP	EUR	Total
Not later than one year	132	(30)	–	102
Later than one year and not later than five years	734	70	–	804
Later than five years	198	285	–	483
Total	1,064	325	–	1,389
Analysed as:				
Revolving credit facility and commercial paper	425	–	–	425
Bonds	546	483	–	1,029
Rate derivatives – inflows	(268)	(160)	–	(428)
Rate derivatives – outflows	361	2	–	363
Total	1,064	325	–	1,389

Notes to the Company Financial Statements *continued*

3. Financial instruments and risk management *continued*

All figures in £ millions	USD	GBP	EUR	2006 Total
Not later than one year	142	18	265	425
Later than one year and not later than five years	429	60	–	489
Later than five years	248	242	–	490
Total	819	320	265	1,404
Analysed as:				
Revolving credit facility and commercial paper	–	–	–	–
Bonds	561	511	423	1,495
Rate derivatives – inflows	(318)	(329)	(192)	(839)
Rate derivatives – outflows	576	138	34	748
Total	819	320	265	1,404

All cash flow projections shown above are on an undiscounted basis. Any cash flows based on a floating rate are calculated using interest rates as set at the date of the last rate reset. Where this is not possible, floating rates are based on those prevailing at 31 December in the relevant year. Amounts drawn under revolving credit facilities are assumed to mature at the maturity date of the relevant facility, with interest calculated as payable in each calendar year up to and including the date of maturity of the facility. All derivative amounts are shown gross, although the company net settles these wherever possible.

4. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2007	2006
Cash at bank and in hand	1	48
Short-term bank deposits	60	105
	61	153

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates. Cash and cash equivalents have fair values that approximate to their carrying amounts due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2007	2006
Cash and cash equivalents	61	153
Bank overdrafts	(281)	(336)
	(220)	(183)

5. Financial liabilities – Borrowings

All figures in £ millions	2007	2006
Non-current		
10.5% Sterling Bonds 2008 (nominal amount £100m)	–	105
7% Global Dollar Bonds 2011 (nominal amount $500m)	264	266
7% Sterling Bonds 2014 (nominal amount £250m)	251	251
4.625% US Dollar notes 2018 (nominal amount $300m)	143	139
	658	761
Current		
Due within one year or on demand:		
Bank loans and overdrafts	644	363
6.25% Euro Bonds 2007 (nominal amount €591m)	–	421
10.5% Sterling Bonds 2008 (nominal amount £100m)	105	–
	749	784
Total borrowings	1,407	1,545

Included in the non-current borrowings above is £4m of accrued interest (2006: £10m).

Included in the current borrowings above is £7m of accrued interest (2006: £22m).

5. Financial liabilities – Borrowings *continued*

The maturity of the Company's non-current borrowings is as follows:

All figures in £ millions	2007	2006
Between one and two years	–	105
Between two and five years	264	266
Over five years	394	390
	658	761

As at 31 December 2007 the exposure of the borrowings of the Company to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Total	One year	One to five years	More than five years
Carrying value of borrowings	1,407	749	264	394
Effect of rate derivatives	–	359	(7)	(352)
	1,407	1,108	257	42

The carrying amounts and market values of non-current borrowings are as follows:

All figures in £ millions	Effective interest rate	Carrying amount 2007	Market value 2007	Carrying amount 2006	Market value 2006
10.5% Sterling Bonds 2008	10.53%	–	–	105	106
7% Global Dollar Bonds 2011	7.16%	264	267	266	269
7% Sterling Bonds 2014	7.20%	251	261	251	265
4.625% US Dollar notes 2018	4.69%	143	135	139	135
		658	663	761	775

The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Company's borrowings are denominated in the following currencies:

All figures in £ millions	2007	2006
US dollar	779	462
Sterling	620	654
Euro	8	429
	1,407	1,545

6. Derivative financial instruments

The Company's outstanding derivative financial instruments are as follows:

	2007			2006		
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	522	18	(8)	953	20	(17)
Interest rate derivatives – not in hedge relationship	796	7	(8)	1,026	9	(2)
Cross currency rate derivatives	150	26	–	410	57	–
Total	1,468	51	(16)	2,389	86	(19)
Analysed as expiring:						
In less than one year	320	28	–	976	50	–
Later than one year and not later than five years	796	13	(8)	1,005	26	(4)
Later than five years	352	10	(8)	408	10	(15)
Total	1,468	51	(16)	2,389	86	(19)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

Notes to the Company Financial Statements *continued*

7. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2006	804,020	201	2,477
Issue of shares – share option schemes	2,089	1	10
At 31 December 2006	806,109	202	2,487
Issue of shares – share option schemes	1,919	–	12
At 31 December 2007	808,028	202	2,499

The total authorised number of ordinary shares is 1,194m shares (2006: 1,190m shares) with a par value of 25p per share (2006: 25p per share). All issued shares are fully paid. All shares have the same rights.

8. Treasury shares

	Number of shares 000s	£m
At 1 January 2006	5,249	55
Purchase of treasury shares less contributions received	4,700	26
Release of treasury shares	(1,188)	(16)
At 31 December 2006	8,761	65
Purchase of treasury shares less contributions received	4,900	46
Release of treasury shares	(1,900)	(29)
At 31 December 2007	11,761	82

The Company holds its own shares in trust to satisfy its obligations under its restricted share plans. These shares are held as treasury shares and have a par value of 25p per share. The nominal value of the Company's treasury shares amounts to £2.9m (2006: £2.2m). At 31 December 2007 the market value of the Company's treasury shares was £86.1m (2006: £67.6m).

9. Other reserves and retained earnings

All figures in £ millions	Special reserve	Retained earnings	Total
At 1 January 2006	447	1,026	1,473
Profit for the financial year	–	78	78
Dividends paid	–	(220)	(220)
Balance at 31 December 2006	447	884	1,331
Loss for the financial year	–	(43)	(43)
Dividends paid	–	(238)	(238)
At 31 December 2007	447	603	1,050

The special reserve represents the cumulative effect of cancellation of the Company's share premium account.

Included within retained earnings in 2007 is an amount of £131m (2006: £99m) relating to profit on intra-group disposals that is not distributable.

10. Contingencies

There are contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and guarantees in relation to subsidiaries. In addition there are contingent liabilities in respect of legal claims. None of these claims is expected to result in a material gain or loss to the Company.

11. Audit fees

Statutory audit fees relating to the Company were £35,000 (2006: £35,000). Audit-related regulatory reporting fees relating to the Company were £nil (2006: £nil).

12. Related party transactions

Subsidiaries

The Company transacts and has outstanding balances with its subsidiaries. Amounts due from subsidiaries and amounts due to subsidiaries are disclosed on the face of the Company Balance Sheet.

These loans are generally unsecured and interest is calculated based on market rates. The Company has interest payable to subsidiaries during the year of £221m (2006: £149m) and interest receivable from subsidiaries during the year of £115m (2006: £61m). Management fees payable to subsidiaries in respect of centrally provided services amounted to £33m (2006: £33m). Dividends received from subsidiaries in 2007 were £74m (2006: £28m).

Key management personnel

Key management personnel are deemed to be the members of the board of directors of the Company. It is this board which has responsibility for planning, directing and controlling the activities of the Company. Key management personnel compensation is disclosed in the directors' remuneration report of the Group.

There were no other material related party transactions.

Principal Subsidiaries

The principal operating subsidiaries at 31 December 2007 are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.

	Country of incorporation or registration
Pearson Education	
Pearson Education Inc.	US
Pearson Education Ltd	England
Edexcel Ltd*	England
NCS Pearson Inc.	US
FT Group	
The Financial Times Ltd	England
Mergermarket Ltd	England
Interactive Data (62%)	US
The Penguin Group	
Penguin Group (USA) Inc.	US
The Penguin Publishing Co Ltd	England
Dorling Kindersley Holdings Ltd*	England

*Direct investment of Pearson plc

Five Year Summary

All figures in £ millions	2003	2004	2005	2006	2007
Sales					
Continuing operations	3,510	3,340	3,662	3,990	4,162
Discontinued businesses included in adjusted sales*	73	66	63	61	56
Adjusted sales*	3,583	3,406	3,725	4,051	4,218
Discontinued businesses excluded from adjusted sales	436	480	398	372	111
Total sales	4,019	3,886	4,123	4,423	4,329
Adjusted sales - continuing as reported**	3,850	3,696	4,096	4,051	4,218
School	1,149	1,087	1,295	1,455	1,537
Higher Education	770	729	779	795	793
Professional*	318	300	301	341	354
Education*	2,237	2,116	2,375	2,591	2,684
FT Publishing	233	235	249	280	344
Interactive Data	273	269	297	332	344
FT Group	506	504	546	612	688
Penguin	840	786	804	848	846
Continuing*	3,583	3,406	3,725	4,051	4,218
Discontinued	436	480	398	372	111
Total sales	4,019	3,886	4,123	4,423	4,329
Adjusted operating profit					
School	116	108	147	184	203
Higher Education	142	129	156	161	161
Professional*	33	18	25	38	40
Education*	291	255	328	383	404
FT Publishing	(31)	(2)	17	27	56
Interactive Data	70	67	80	89	97
FT Group	39	65	97	116	153
Penguin	83	52	60	66	74
Continuing*	413	372	485	565	631
Discontinued	34	54	21	27	3
Total adjusted operating profit	447	426	506	592	634
Adjusted operating profit – continuing as reported**	416	400	509	565	631
Operating margin – continuing as reported**	10.8%	10.8%	12.4%	13.9%	15.0%
Adjusted earnings					
Total adjusted operating profit	447	426	506	592	634
Interest	(90)	(76)	(84)	(90)	(85)
Tax***	(116)	(108)	(128)	(130)	(145)
Minorities	(22)	(23)	(22)	(28)	(32)
Adjusted earnings***	219	219	272	344	372
Weighted average shares	794.4	795.6	797.9	798.4	796.8
Adjusted earnings per share***	27.6 p	27.5 p	34.1 p	43.1 p	46.7 p

Five Year Summary *continued*

All figures in £ millions	2003	2004	2005	2006	2007
Operating cash flow	318	418	570	575	684
Operating cash conversion	71%	98%	113%	97%	108%
Operating free cash flow	208	278	440	434	533
Operating free cash flow per share	26.2p	34.9p	55.1p	54.4p	66.9p
Free cash flow	190	284	431	433	407
Free cash flow per share	23.9p	35.7p	54.0p	54.2p	51.1p
Net assets	3,161	3,014	3,733	3,644	3,874
Net debt	1,376	1,221	996	1,059	973
Return on invested capital					
Total adjusted operating profit	447	426	506	592	634
Cash tax (15%)	(67)	(64)	(76)	(89)	(95)
Return	380	362	430	503	539
Invested capital	6,315	5,879	6,454	6,280	6,592
Return on invested capital	6.0%	6.2%	6.7%	8.0%	8.2%
Dividend per share	24.2p	25.4p	27.0p	29.3p	31.6p

*Includes Data Management business classified as discontinued for statutory purposes

**Includes Government Solutions and Les Echos in continuing for 2003, 2004 and 2005

***2006 and 2007 restated for tax deductibility of goodwill and intangible amortisation (2003, 2004 and 2005 not restated)

Corporate and Operating Measures

Sales – underlying and constant exchange rate movement

Sales movement for total operations (including the Data Management business) excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2007
Underlying increase	249
Portfolio changes	146
Exchange differences	(228)
Total sales increase	167
Underlying increase	6%
Constant exchange rate increase	10%

Adjusted income statement

Reconciliation of the Consolidated Income Statement to the adjusted numbers presented as non-GAAP measures in the financial statements.

All figures in £ millions	Statutory Income Statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance costs/income	Tax amortisation benefit	Recognition of tax losses	2007 Adjusted Income Statement
Sales	4,162	56	–	–	–	–	–	4,218
Gross profit	2,252	72	–	–	–	–	–	2,324
Operating expenses	(1,701)	(57)	–	45	–	–	–	(1,713)
Share of results of joint ventures and associates	23	–	–	–	–	–	–	23
Operating profit	574	15	–	45	–	–	–	634
Net finance costs	(106)	–	–	–	21	–	–	(85)
Profit before tax	468	15	–	45	21	–	–	549
Income tax	(131)	(5)	(9)	(19)	(6)	25	–	(145)
Profit for the year from continuing operations	337	10	(9)	26	15	25	–	404
Profit for the year from discontinued operations	(27)	(10)	37	–	–	–	–	–
Profit for the year	310	–	28	26	15	25	–	404
Minority interest	(26)	–	–	(4)	–	(2)	–	(32)
Earnings	284	–	28	22	15	23	–	372

All figures in £ millions	Statutory Income Statement	Re-analyse discontinued operations	Other net gains and losses	Amortisation of acquired intangibles	Other net finance costs/income	Tax amortisation benefit	Recognition of tax losses	2006 Adjusted Income Statement
Sales	3,990	61	–	–	–	–	–	4,051
Gross profit	2,149	130	–	–	–	–	–	2,279
Operating expenses	(1,651)	(90)	–	35	–	–	–	(1,706)
Share of results of joint ventures and associates	24	–	(4)	–	(1)	–	–	19
Operating profit	522	40	(4)	35	(1)	–	–	592
Net finance costs	(74)	–	–	–	(16)	–	–	(90)
Profit before tax	448	40	(4)	35	(17)	–	–	502
Income tax	(4)	(15)	(4)	(10)	5	25	(127)	(130)
Profit for the year from continuing operations	444	25	(8)	25	(12)	25	(127)	372
Profit for the year from discontinued operations	25	(25)	–	–	–	–	–	–
Profit for the year	469	–	(8)	25	(12)	25	(127)	372
Minority interest	(23)	–	–	(3)	–	(2)	–	(28)
Earnings	446	–	(8)	22	(12)	23	(127)	344

Amortisation of acquired intangibles includes a £7m adjustment to goodwill on recognition of pre-acquisition deferred tax.

Adjusted sales include sales from discontinued operations held throughout the current and previous years.

Corporate and Operating Measures *continued*

Adjusted operating profit – underlying and constant exchange rate movement

Operating profit movement excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2007
Underlying increase	81
Portfolio changes	(2)
Exchange differences	(37)
Total adjusted operating profit increase	42
Underlying increase	14%
Constant exchange rate increase	13%

Free cash flow per share

Operating cash flow for continuing and discontinued operations before tax, finance charges and integration costs paid, divided by the weighted average number of shares in issue.

All figures in £ millions	2007	2006
Adjusted operating profit	634	592
Cash conversion	108%	97%
Operating cash flow	684	575
Operating tax paid	(61)	(59)
Net operating finance costs paid	(90)	(82)
Operating free cash flow	533	434
Non operating tax paid	(26)	–
Special pension contribution	(100)	–
Integration costs paid	–	(1)
Total free cash flow	407	433
Weighted average number of shares in issue (millions)	796.8	798.4
Operating free cash flow per share	66.9p	54.4p
Total free cash flow per share	51.1p	54.2p

Return on invested capital

Adjusted operating profit less cash tax expressed as a percentage of gross invested capital.

All figures in £ millions	2007	2006
Adjusted operating profit	634	592
Cash tax (15%)	(95)	(89)
Return	539	503
Gross goodwill	5,592	5,477
Net operating assets	1,000	803
Invested capital	6,592	6,280
Return on invested capital	8.2%	8.0%

Shareholder Information

Payment of dividends to mandated accounts
Where shareholders have given instructions for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please contact Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. Telephone 0871 384 2043* or, for those shareholders with hearing difficulties, textphone number 0871 384 2255*.

Dividend reinvestment plan (DRIP)
The DRIP gives shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Equiniti on 0871 384 2268*.

Individual Savings Accounts (ISAs)
Equiniti offers ISAs in Pearson shares. For more information please call them on 0871 384 2244*.

Share dealing facilities
A telephone and internet dealing service has been arranged through Equiniti which provides a simple way of buying and selling Pearson shares. Commission rates are shown at www.shareview.co.uk or call the telephone sales number. For telephone sales call 08456 037 037 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number as shown on your share certificate.

A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is also available through the company's stockbroker, JPMorgan Cazenove Limited, 20 Moorgate, London EC2R 6DA. Telephone 020 7588 2828. An alternative weekly postal dealing service is available through our registrars. Please telephone 0871 384 2248* for details.

ShareGift
Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686). ShareGift is particularly designed to accept unwanted shares and uses the ultimate proceeds to support a wide range of UK charities. Over £11m has been given by ShareGift so far to over 1,400 different UK charities. Further information about ShareGift and the charities it has supported may be obtained from their website, www.ShareGift.org or by contacting ShareGift at 17 Carlton House Terrace, London SW1Y 5AH.

Shareholder information online
Equiniti provides a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Equiniti can be contacted for information on 0871 384 2030*.

Information about the Pearson share price
The current price of Pearson ordinary shares can be obtained from the company's website, www.pearson.com or from www.ft.com

American Depositary Receipts (ADRs)
Pearson's ordinary shares are listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. All enquiries regarding registered ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, telephone 1-888-BNY-ADRS (toll free within the US) or 1 212 815 3700 (outside the US), or e-mail shareowners@bankofny.com, or sign-in at www.stockbny.com. Voting rights for registered ADR holders can be exercised through The Bank of New York, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a Form 20-F.

Share register fraud: protecting your investment
Pearson does not contact its shareholders directly to provide recommendation advice and neither does it appoint third parties to do so. As required by law, our shareholder register is available for public inspection but we cannot control the use of information obtained by persons inspecting the register. Please treat any approaches purporting to originate from Pearson with caution.

Tips on protecting your shares

- Keep any documentation that contains your shareowner reference number in a safe place and destroy any documentation which you no longer need by shredding it.
- Inform the registrars promptly when you change your address.
- Be aware of dividend payment dates and contact the registrars if you do not receive your dividend cheque or better still, make arrangements to have the dividend paid directly into your bank account.
- Consider holding your shares electronically in a CREST account via a nominee.

For more information on how you can protect your shares from fraud please visit our website at www.pearson.com/shareholderfaqs

Advisers
Auditors PricewaterhouseCoopers LLP

Bankers HSBC Bank plc

Brokers JPMorgan Cazenove Limited and Citigroup

Financial advisers Goldman Sachs, Citigroup and Lazard

Solicitors Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius

2008 Financial calendar

Ex-dividend date	9 April
Record date	11 April
Last date for dividend reinvestment election	15 April
Annual general meeting	25 April
Payment date for dividend and share purchase date for dividend reinvestment	9 May
Interim results	28 July
Payment date for interim dividend	19 September

*Calls to these numbers are charged at 8p per minute from a BT landline.
Other provider costs may vary.

Principal Offices Worldwide

Pearson (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@pearson.com
www.pearson.com

Pearson (US)
1330 Avenue of the Americas,
New York City, NY 10019, USA
T +1 212 641 2400
F +1 212 641 2500
firstname.lastname@pearson-inc.com
www.pearson.com

Pearson Education
One Lake Street,
Upper Saddle River,
NJ 07458, USA
T +1 201 236 7000
F +1 201 236 3222
firstname.lastname@pearsoned.com
www.pearsoned.com

Financial Times Group
Number One Southwark Bridge,
London SE1 9HL, UK
T +44 (0)20 7873 3000
F +44 (0)20 7873 3076
firstname.lastname@ft.com
www.ft.com

The Penguin Group (UK)
80 Strand, London WC2R 0RL, UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@uk.penguingroup.com
www.penguin.co.uk

The Penguin Group (US)
375 Hudson Street, New York City,
NY 10014, USA
T +1 212 366 2000
F +1 212 366 2666
firstname.lastname@us.penguingroup.com
us.penguingroup.com

Pearson plc Registered number
53723 (England)

FSC Mixed Sources
Product group from well-managed
forests and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-2958
© 1996 Forest Stewardship Council

Design & Production: Radley Yeldar
Print: Burlington

Pearson has supported the planting of 350 trees with the Woodland Trust, helping to offset the carbon dioxide emissions generated by the production of this report. The cover of this report has been printed on Take 2 silk which is FSC certified and contains 75% recycled and de-inked pulp from post consumer waste and 25% ECF (Elemental Chlorine Free) virgin pulp. The text pages are printed on Take 2 Offset which is 100% recycled. This report was printed by an FSC and ISO 14001 certified printer using vegetable oil and soya based inks. It is 100% recyclable.



RECEIVED
2008 APR -2 A 7:29
FICE OF INTERNATIONAL CORPORATE FINANCE

Pearson sells Data Management business to M&F Worldwide for $225M
14 February 2008

Pearson, the international media and education company, has agreed to sell its Data Management business to M & F Worldwide Corp. for $225 million in cash. The transaction is expected to close in the first quarter of 2008, subject to closing conditions.

The business manufactures scanners, prints forms and provides support services for customers in education (for student testing, classroom attendance and grade reporting) and in commercial and government organizations (for payroll, training and customer satisfaction surveys). Headquartered in Eagan, Minnesota, it became part of Pearson through the acquisition of National Computer Systems in 2000. In 2007, it had external sales of $112 million and operating profit of $25 million.

M & F Worldwide is the indirect parent company of Scantron Corporation, which provides assessment and survey solutions to education and commercial organizations.

"This is a successful business that will benefit from being part of an organization focused on scanning technologies across many industries," said Marjorie Scardino, Pearson's chief executive. "For Pearson, this transaction further sharpens our focus on our market-leading education and publishing franchises."

For more information
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith
+44 (0)20 7010 2310

Notification of Holding in the Company
18 February 2008

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Click here to download a PDF of this press release.

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Lori A. Weber Assistant Secretary, Franklin Resources, Inc.
15. Contact telephone name:	954-847-2283

For notes on how to complete form TR-1 please see the FSA website.

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary of GBP.25 ISIN: GB0006776081	56,983,321	56,983,321			56,508,060		6.99%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
56,508,060	6.99%

Form TR-1 with annex, FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Pearson Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):______________	NO
3. Full name of person(s) subject to notification obligation:	Templeton Global Advisors Limited
4. Full name of shareholder(s) (if different from 3):	Bank of New York Euroclear HSBC Bank Plc JP Morgan Chase Bank Mellon Bank Merrill Lynch Intl. Ltd. Royal Trust Corp. of Canada State Street Bank
5. Date of transaction (and date on which the threshold is crossed or reached if different):	14 February, 2008
6. Date on which issuer notified:	15 February, 2008
7. Threshold(s) that is/are crossed or reached:	Below 7%

Pearson 2007 Preliminary results

03 March 2008



Pearson announced 2007 Preliminary Results on March 3rd, 2008

US Conference call

A conference call for US investors was held at 15.00 (GMT) / 10.00 (EST) a replay of the call is now available.

UK Presentation

Marjorie Scardino, CEO and Robin Freestone, CFO, hosted a presentation of the results for analysts and investors at 09:00 (GMT).

A replay of the presentation is now available.

Click here to download slides of the presentation.

Download an electronic (html) version of the press release here.

Download the full press release and financials in PDF format here.

Video interviews

Click here to download video interviews with Marjorie Scardino, CEO and Robin Freestone, CFO.

Also in this release

Press Release (HTML)
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Full press release and financials (PDF)
View file
Presentation (PDF)
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press release

3 March 2008

PEARSON 2007 PRELIMINARY RESULTS

Record profits, earnings, cash and dividends. Adjusted operating profit up 14% to £634m; adjusted earnings per share up 8% to 46.7p (up 15% at constant exchange rates); operating free cash flow up 23% to £533m; dividend up 7.8% to 31.6p.

Faster growth. Underlying sales growth of 6%, with strong competitive performances and every business growing at or above 2006 levels.

Higher margins and returns. Margins up 1.1% points to 15.0% with substantial progress at School (up 0.6% pts), Penguin (up 0.9%pts), Interactive Data (up 1.4% pts) and FT Publishing (up 6.7% pts). Return on invested capital up 0.2% points to 8.2% (a 1.0% point underlying improvement).

All-round progress. Strong profit growth in all continuing businesses: Education up 9% to £404m; Penguin up 20% to £74m; FT Group up 30% to £153m.

Sustained growth. Good start to 2008; further financial progress expected in all businesses.

Marjorie Scardino, chief executive, said: "This is another record set of results and an excellent performance from every part of Pearson. We continue to reshape Pearson into a more digital, more international and more efficient company, and those changes make us confident that 2008 will be another good year."

£ millions	2007	2006	Headline growth	Underlying growth
Business performance				
Sales	4,218	4,051	4%	6%
Adjusted operating profit	634	592	7%	14%
Adjusted profit before tax	549	502	9%	--
Adjusted earnings per share	46.7p	43.1p*	8%	--
Operating cash flow	684	575	19%	--
Operating free cash flow	533	434	23%	--
Return on invested capital	8.2%	8.0%	0.2 ppts	1.0 ppts
Net Debt	973	1,059	(8)%	--
Statutory results				
Sales	4,162	3,990	4%	
Operating profit	574	522	10%	--
Profit before tax	468	448	4%	--
Basic earnings per share – continuing	39.0p	52.7p	(26)%	--
Cash generated from operations	659	621	6%	--
Dividend per share	31.6p	29.3p	7.8%	--

**Restated for tax deductibility of goodwill amortisation of 2.9p*

Growth rates are stated on an underlying basis (i.e. excluding currency movements and portfolio changes) unless otherwise stated. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes 2, 7 and 17 to the attached financial statements.

Pearson plc 80 Strand London WC2R 0RL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

2007 OVERVIEW

In 2007, Pearson's sales increased by 6% to £4.2bn and adjusted operating profit by 14% to a record £634m. Every part of Pearson contributed to this profit increase, with adjusted operating profit at Pearson Education up 9%, Penguin up 20% and the FT Group up 30%. Headline earnings per share were 46.7p, up 8% (and up 15% at constant currency). Currency movements reduced adjusted sales by £228m, adjusted operating profit by £37m and adjusted earnings per share by 2.7p.

We also produced record cash flows. Operating cash flow increased by 19% or £109m to £684m and operating free cash flow by £99m to £533m. Cash conversion was once again very strong at 108% of operating profit. Over the past three years, the proportion of our profits converted to cash has averaged more than 100%. The ratio of average working capital to sales at Pearson Education and Penguin improved by a further 0.7% points to 25.6%. Our return on invested capital shows a headline increase of 0.2% points (to 8.2%) and a 1.0% point underlying improvement.

Statutory results show an increase of £52m in operating profit to £574m (£522m in 2006). Basic earnings per share for continuing businesses were 39.0p in 2007 against 52.7p in 2006, largely reflecting the absence of a 2006 tax credit. Net debt was £86m lower at £973m (from £1,059m in 2006).

Acquisitions. In 2007, we announced the acquisitions of Harcourt's US assessment and international education businesses, eCollege, and several small companies which extend our worldwide leadership positions. Our total investment in acquisitions completed in 2007 was £472m and acquisitions added £90m of sales and £13m of operating profit to our 2007 results (after integration costs, which are expensed). The acquisition of Harcourt's US assessment business, announced in May 2007, was completed in January 2008 after clearance from the US regulatory authorities and therefore had no impact on the 2007 results.

Disposals. In February 2007 we completed the sale of our Government Solutions business to Veritas Capital for $560m in cash, $40m in preferred stock and a 10% interest in the company. In December 2007 we completed the sale of Les Echos to LVMH for €240m in cash and in January 2008 we announced the disposal of our 50% stake in FT Deutschland to Gruner + Jahr. In February 2008, we sold our Data Management (Scanners) business to M & F Worldwide Corp for $225m.

Dividend. The board is proposing a dividend increase of 7.8% to 31.6p. Subject to shareholder approval, 2007 will be Pearson's 16th straight year of increasing our dividend above the rate of inflation. Over the last ten years we have increased our dividend at a compound annual rate of 6.1%.

Our financial goals. Pearson's three key financial measures are adjusted earnings per share, free cash flow and return on invested capital. We use these measures to drive performance and to align our plans and targets with the interests of shareholders. Our five-year record on these goals is:

	2003	2004	2005	2006	2007
Adjusted earning per share	27.6p*	27.5p*	34.1p*	43.1p	46.7p
Operating cash flow	£318m	£418m	£570m	£575m	£684m
Return on invested capital	6.0%	6.2%	6.7%	8.0%	8.2%

** As reported (before restatement for tax deductibility of goodwill amortisation).*

OUTLOOK

In recent years we have significantly changed the shape of Pearson, building and diversifying our education company, shifting our financial information businesses towards recurring revenue streams and becoming more efficient through a centralised operations organisation. These moves have made Pearson a more profitable, more cash generative and more resilient company, and we expect to make further progress on our financial goals in 2008.

At this early stage, our outlook for 2008 is:

- In **Education** (64% of 2007 sales and operating profit), we expect another year of good profit growth, benefiting once again from the unique breadth of our education business – from pre-school to adult learning; across publishing, testing and technology; and in the US and around the world.

  In our **School** business, integration of our recently-acquired Harcourt businesses is progressing well. In 2008, we expect School margins to be similar to 2007, after expensing integration costs relating to the acquisition. In 2009, we expect School margins to rise to around 15% as the majority of the integration costs fall away and as we realise the financial benefits of the acquisition.

  Including the Harcourt contribution, we expect our School business to grow sales well into double digits in 2008 at constant currency. Excluding Harcourt, we expect underlying sales growth in the low single digits, as US market growth of 3-4% is partly offset by our lower participation rate in new US adoptions and the conclusion of our UK key stage testing contract.

  In **Higher Education**, we expect our underlying sales to grow in the mid single digits, a little ahead of the industry. We expect margins to be stable, as we continue to invest in expanding our adaptive learning technologies and in taking our recently-acquired eCollege platform into new segments and geographic markets.

  In **Professional**, we expect sales to increase in the low single digits in underlying terms with underlying margins improving once again.

- **Penguin** (20% of sales; 12% of operating profit) expects to improve margins further and into double digits. Penguin's good publishing and trading performance has continued into the early part of 2008.

- The **Financial Times Group** (16% of sales; 24% of operating profit) expects to continue its profit growth. We have substantially increased our digital and subscription revenues and reduced our exposure to print advertising in recent years (in 2007, digital services accounted for 63% of FT Group revenues, compared with 28% in 2000; advertising accounted for 30% of FT Group revenues, down from 52% in 2000). At **FT Publishing**, advertising revenues have continued to grow in the early part of the year, but future advertising trends remain difficult to predict. However, as a result of our revenue diversification and cost actions we expect further profit improvement at FT Publishing this year, even without any growth in advertising revenues. **Interactive Data** expects to achieve revenue growth in the 7-9% range and operating profit growth in the 9-11% range (headline growth under US GAAP).

Interest and Tax. We expect our interest charge to be similar to that in 2007 with the higher level of net debt following the completion of the Harcourt transaction offset by strong cash generation and the recent proceeds from the disposals of Les Echos and Data Management (Scanners). Our pension credit will remain at a similar level to 2007, despite an upward revision to life expectancy assumptions. We expect our effective tax rate to be in the 27-29% range.

Exchange rates. Pearson generates approximately 60% of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2007 was £1:$2.00) would have an impact of approximately 1p on adjusted earnings per share.

For more information:

Luke Swanson / Simon Mays-Smith/ Charles Goldsmith + 44 (0) 20 7010 2310

Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (GMT) and available for replay from 12.00 (GMT) via www.pearson.com.

We are holding a conference call for US investors at 15.00 (GMT) / 10.00 (EST). To participate please dial in on + 1 866 966 5335 (inside the US) or +44 (0)203 003 2666 (outside the US). The call will be available for replay at www.pearson.com

Video interviews with Marjorie Scardino and Robin Freestone are available at www.pearson.com high resolution photographs are available for the media at www.newscast.co.uk

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this Preliminary Statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

BUSINESS PERFORMANCE

£ millions	2007	2006	Headline growth	Underlying growth
Sales				
School	1,537	1,455	6%	6%
Higher Education	793	795	0%	5%
Professional*	354	341	4%	9%
Pearson Education	2,684	2,591	4%	6%
FT Publishing	344	280	23%	12%
Interactive Data	344	332	4%	8%
FT Group	688	612	12%	10%
Penguin	846	848	0%	3%
Total	4,218	4,051	4%	6%
Adjusted operating profit				
School	203	184	10%	11%
Higher Education	161	161	0%	5%
Professional*	40	38	5%	11%
Pearson Education	404	383	5%	9%
FT publishing	56	27	107%	85%
Interactive Data	97	89	9%	13%
FT Group	153	116	32%	30%
Penguin	74	66	12%	20%
Total	631	565	12%	14%
Discontinued	3	27		
Total	634	592	7%	14%

**Professional includes Data Management (Scanners) for both years. It is reported as discontinued for statutory purposes. In 2007, the Data Management business contributed £56m of sales and £12m of operating profit to Pearson.*

SCHOOL

£ millions	2007	2006	Headline growth	Underlying growth
Sales	1,537	1,455	6%	6%
Adjusted operating profit	203	184	10%	11%

- **Record sales (up 6%) and profits (up 11%)**
- **Margins up by 0.6% points to 13.2%**

Continued share gains in school publishing

- Pearson US School publishing up 3.5%, against industry growth of 2.7% (source: Association of American Publishers), as we benefit from our sustained investment in new basal programmes and innovative digital services.

- Faster underlying growth in international school publishing, with continued margin improvement.

- Pearson takes a leading share of the new US adoption market: 30% of the total market and 31% where we competed. #1 or #2 market share in reading, maths, science and social studies. Total 2007 new adoption opportunity of approximately $830m, up from $670m in 2006.

- US School new adoption market expected to remain strong over the next three years (estimated at $900m in '08; $860m in '09; and more than $1bn in '10). In 2008 we are competing for around 90% of the total new adoption opportunity.

- Acquisition of Harcourt International brings leading content for school and vocational customers in many markets including the UK, South Africa, Australia and New Zealand. Transaction adds further scale to Pearson's international education businesses and accelerates the combination of educational content and innovative technology to personalise learning. Integration of the Harcourt business is progressing well.

- Major cross company global English, maths and science projects launched, with the aim of sharing assets, expertise, investment and technology across all major international markets.

- Successful global ELT publishing franchises in every major market segment - primary, secondary, adult, business and exam preparation - drives strong growth worldwide. Sales of student editions of English Adventure, developed with Disney, top six million units in less than three years; Economist and FT branded courses also performing strongly with major launch of Penguin Readers planned for this year.

- Strong performance from school publishing businesses in South Africa and Australia; in Italy, integration of Pearson Paravia Bruno Mondadori complete, producing integration savings, margin improvement and market share gains; strong organic growth in Spanish language school publishing.

Innovation in school technology

- 13 product nominations in 10 categories, more than any other education company, for the Software and Information Industry Association 'Codie' awards. The products include: *PASeries*, the first formative assessment product designed to measure progress and forecast student growth toward state goals or grade level expectations; *Pearson Inform 4.1*, a K-12 data analysis and decision support tool; *PowerSchool Premier*, a student information system that provides access to student information, enabling data-driven decisions that enhance student learning; and *eCollege*, an on-demand distance learning platform.

- Continued investment in digital programmes both for basal adoption and for special populations, including NovaNet and SuccessMaker. Pre-publication expenditure for digital programmes growing as a proportion of total pre-publication expenditure.

- enVision Math, our new integrated print-and-digital elementary maths programme (and the next generation of our successful California Social Studies programme), successfully launched for the 2008 adoption campaign. In 2008, maths accounts for approximately one-third of the total new adoption opportunity.

Strong growth and share gains in school testing

- US School testing sales up in double digits (after high single digit growth in 2006), benefiting from further contract wins, market share gains and strength in online assessment.

- 2.5 million secure online tests delivered across 13 states during the year, up from 1.4 million in 2006.

- Acquisition of Harcourt Assessment complements our existing assessment business, broadens our scale and reach in adjacent markets and creates new publishing and digital opportunities both in the US and around the world.

- In the UK, we marked a total of 9.6 million GCSE, AS and A-level exam scripts, 4.6 million of which were marked on-screen. *ResultsPlus* rolled out across the UK and internationally providing more than 2,250 schools with secure online access to question-level examination performance data on exam results day for the first time. More than 100,000 students access their results online on results day for the first time.

HIGHER EDUCATION

£ millions	2007	2006	Headline growth	Underlying growth
Sales	793	795	0%	5%
Adjusted operating profit	161	161	0%	5%

- **Sales and profits up 5%.**
- **US Higher Education up 6%, ahead of the industry for the ninth straight year.**
- **Steady growth and good profit improvement in international higher education.**

Rapid growth in online learning and custom publishing

- Investment in established and new author franchises, such as Campbell's *Biology*, Kotler's *Marketing Management*, Hubbard's *Economics* and Cicarrelli's *Psychology*, continues to underpin the strong performance of our higher education business.

- 'MyLab' digital homework and assessment programmes launched in 22 new subject disciplines in 2007, increasing the total number of disciplines covered to 38. These programmes support over 2,000 textbooks and were used globally by 2.9m students in 2007 (up more than 30% on 2006). Evaluation studies show that the use of the MyLab programmes can significantly improve student test scores and instructional productivity.

- In corporate finance, one of the largest global markets in business education, Pearson publishes the successful first edition bestseller, Berk/DeMarzo's *Corporate Finance*, together with MyFinanceLab. Pearson's market share increases from 4% to 11% in the US and from 39% to 48% in the UK. It is the most successful launch of a first edition in this discipline in more than a decade and one of Pearson's most successful global launches ever, winning university adoptions in 22 countries. In World History, the first edition of Fernandez-Armesto's *The World: A History* with MyHistoryLab increases Pearson's market share from 25% to 35%.

- Acquisition of eCollege builds Pearson's position as an education services provider. eCollege works with partner educational institutions to design, build and support online degree, certificate, diploma and professional development programmes. Student enrolments increase 44% in 2007 to 1.9m. eCollege broadens Pearson's services to academic institutions; Pearson's scale and reach enable eCollege to access new customers in the school, post-secondary and professional/vocational markets both in the US and worldwide.

- Pearson is the largest publisher on CourseSmart.com, a joint venture of the largest US education textbook publishers with over 2,500 titles. CourseSmart.com provides cost effective ebooks to students and time-efficient review of textbooks for professors.

- Continued strong double digit growth in our custom solutions business – which builds customised textbooks and online services and has become a leader in the creation of courseware and curriculum for e-learning institutions.

Good progress in international markets

- In Europe, good revenue growth and strong margin improvement as organic and acquisition investment in international education continues to bear fruit. Particular areas of strength included local language editions of our major authors and custom publishing including the successful launch of "local language" science publishing in Germany.

- Major programme of adapting/versioning "MyLab" and "Mastering" technology platforms for international markets. MyLab programmes now being used internationally in almost 50 countries, with almost 160,000 student registrations for online courses in Europe, the Middle East & Africa.

PROFESSIONAL

£ millions	2007	2006	Headline growth	Underlying growth
Sales	354	341	4%	9%
Adjusted operating profit	40	38	5%	11%

Note: excludes Government Solutions and includes Data Management (Scanners).

- **Rapid sales growth driven by professional testing and publishing**
- **Sales up 9%; profits up 11%; margins up by 0.2% points to 11.3%**

- With the sale of Government Solutions in 2007 and Data Management in 2008, our Professional business is focused on publishing for professionals in business and technology, and on testing and certifying adults to be professionals.

Professional Testing: rapid organic sales and profit growth

- Professional Testing sales up 14% in 2007. Approximately 5.8m secure online tests delivered in more than 5,000 test centres worldwide in 2007.

- Strong margin improvement as test volumes rise, driven by higher demand from existing customers such as GMAC (for business school applicants), NCLEX (for nurses) and the DSA/DVTA driving theory test. Good new contract performance, including the American Board of Internal Medicine and the National Association Boards of Pharmacy; and strong renewals, including the Institute of Financial Services and the American Registry of Radiological Technologists.

Professional publishing: good sales growth and further margin improvement

- Technology Publishing achieves good sales growth and significantly improved profitability, benefiting from a focused and refreshed front list, a favourable software release schedule and Safari Books Online, our electronic publishing platform (a joint venture with O'Reilly Media). Scott Kelby, a Peachpit author, is the top-selling US computer book author for the fourth consecutive year with titles including *The iPod Book; The Digital Photography Book*; and *The Adobe Photoshop Lightroom Book for Digital Photographers.*

- Strong performance in Europe, helped by success of publishing for the new Windows Vista launch; a new partnership with Microsoft Press in the Netherlands; and a successful move into digital publishing and training in Germany.

- Strong performance from business imprints Wharton School Publishing and FTPress, aided by Pearson's global distribution and strong retail relationships. Wharton School Publishing recognised on the Amazon.com Best Business Books of 2007 with *We Are Smarter Than Me: How to Unleash the Power of Crowds in Your Business*, by Barry Libert and Jon Spector, and *Firms of Endearment: How World-Class Companies Profit from Passion and Purpose*, by Rajendra S. Sisodia, David B. Wolfe and Jaqdish N. Sheth.

Data Management (Scanners): sale completed 22 February 2008

- Sale of Data Management to M & F Worldwide Corp. for $225m. Data Management contributed $112m of sales and $25m of operating profit to Pearson in 2007.

FT PUBLISHING

£ millions	2007	2006	Headline growth	Underlying growth
Sales	344	280	23%	12%
Adjusted operating profit	56	27	107%	85%

Note: excludes Les Echos, sold in December 2007.

- **Sales up 12%; profits up 85%**
- **Margins up by 6.7% points to 16.3%**

Great publishing, continued growth and significant margin improvement

- FT Publishing revenues up 12% (advertising revenues up 10%) with operating profit more than doubling to £56m in headline terms.

- Outstanding year at the *Financial Times*:
  - FT newspaper circulation up 2% to almost 440,000 (for the July-December 2007 ABC period), with a 19% increase in subscriptions;
  - Digital subscribers to the FT up 13% to 101,000; monthly unique users up 30% to 5.7m; monthly page views up 33% to 48.2m;
  - FT.com attracts 150,000 new registered users since launch of its innovative new access model in October 2007; strong growth continues in the early part of 2008.
  - FT named *Newspaper of the Year* at the 2007 *What the Papers Say* Awards.

- Strong trading performance at FT Business as integration with the FT Newspaper helps to generate additional revenue and reduce costs.

- *The Economist*, in which Pearson owns a 50% stake, increases its circulation by 9% to 1.3m (for the July-December 2007 ABC period).

Continued shift towards global digital businesses and subscription revenues

- Strong contribution from Mergermarket: rapid revenue growth with 90%+ subscription renewal rates and a series of new product launches around the world including Pharmawire, DebtWire in Asia Pacific and dealReporter in Emerging Europe, Middle East and Africa.

- FTSE, in which Pearson owns a 50% stake, achieves double digit sales growth, benefiting from a strong new business performance, a joint venture with Xinhua Finance in China and strong growth in Exchange Traded Fund (ETF) licenses.

- Several small acquisitions of complementary subscription-based and digital businesses:
  - **Infinata**, a provider of research and business information to life science and financial services companies. The company's products, which include BioPharm Insight and HNW Insight, provide clients with comprehensive, timely information used to make strategic and tactical business decisions.
  - **Exec-Appointments**, a well-established global job site that focuses on the high-earning executive sector with approximately 200,000 registered executive users.
  - **Money-Media**, acquired in January 2008, a provider of must-have news and analysis via email and websites to US mutual fund managers, institutional investors, high net-worth individuals, company directors and advisers. Approximately two-thirds of Money-Media's revenues were generated through subscriptions with close to 90% renewal rates.

- Sale of Les Echos to LVMH for €240m (£174m) completed in December 2007.

- Sale of 50% stake in FT Deutschland to Gruner + Jahr announced in January 2008.

INTERACTIVE DATA (NYSE:IDC)

£ millions	2007	2006	Headline growth	Underlying growth
Sales	344	332	4%	8%
Adjusted operating profit	97	89	9%	13%

- **Good sales growth and significant profit increase**
- **Sales up 8%; profits up 13%; margins up by 1.4% points to 28.2%**

Strong sales momentum

- Underlying sales growth of 8% driven primarily by strong sales to both existing and new institutional customers and a renewal rate of approximately 95% within the Institutional Services segment.

- Strong new sales momentum in Q4 2007 further supported activities to realign the company's two largest institutional businesses under a single management structure.

Continued focus on high value services

- Pricing and Reference Data continues to generate good growth in North American and Europe. The business continues to broaden its coverage of complex securities by expanding its universe of European asset-backed and mortgage-backed securities. The business also launched a new web-based offering, the Basket Calculation Service, designed to provide clients with the indicative optimised portfolio value for equity and fixed income exchange traded funds.

- Real-Time Services continues to achieve strong growth with new institutional sales in its two core product areas of real-time data feeds and managed solutions. Highlights include: growing adoption of its PlusFeed data service for algorithmic trading applications; the introduction of DirectPlus, a new ultra low latency direct exchange data service; and excellent sales momentum for managed solutions in North America with new customers including media companies, online brokerages, stock exchanges and financial institutions.

- Fixed Income Analytics completed 30 new BondEdge® installations during the year and made good progress in the development of its next-generation BondEdge® platform.

- In the Active Trader Services segment, eSignal experienced modest expansion of its direct subscriber base, delivered numerous innovations across its suite of active trader services, and added new content and capabilities on its financial websites.

- Interactive Data is listed on the New York Stock Exchange (NYSE: IDC) and Pearson owns a 62% stake. Interactive Data's 2007 results under US GAAP are available at www.pearson.com .

PENGUIN

£ millions	2007	2006	Headline growth	Underlying growth
Sales	846	848	0%	3%
Adjusted operating profit	74	66	12%	20%

- **Good sales growth and significant profit increase**
- **Sales up 3%; profits up 20%**
- **Margins up by 0.9% pts to 8.7%; on track for double-digit margins in 2008**

Strong competitive performance in major markets

- Successful global publishing performance led by Alan Greenspan's *The Age of Turbulence*, with almost 1m hard cover copies shipped to date worldwide, and Kim Edwards' first novel, *The Memory Keeper's Daughter*, a global #1 bestseller for Penguin in the US, UK, Australia and Canada.

- Outstanding year for bestsellers in the US with titles including Elizabeth Gilbert's *Eat, Pray, Love* (4.4m copies shipped to date); Khaled Hosseini's *A Thousand Splendid Suns* (2.2m); and Ken Follett's *World Without End* (almost 1m).

- UK bestsellers included Marian Keyes' *Anybody Out There?*, Jamie Oliver's *Jamie at Home*, Jeremy Clarkson's *Don't Stop Me Now* and Charlie Higson's *Double or Die.* Strong year for Brands & Licensing division driven by *The Dr Who Annual* (the second best-selling children's book of 2007) and bestselling *In the Night Garden* titles.

- Australia: strong publishing from authors including Bryce Courtenay with *The Persimmon Tree* and Dr Manny Noakes with *CSIRO Total Wellbeing Diet Book 2.*

- DK delivered a strong global performance in traditional, custom and digital publishing, benefiting from innovative formats including *The Human Body Book*, personalised travel guides via traveldk.com and the first DK textbooks for higher education markets.

Rapid growth in emerging markets

- India: Penguin India celebrated its 20th anniversary in 2007 with continued rapid growth. Penguin authors win all the major English language prizes in India's national book awards: Vikram Chandra in fiction for *Sacred Games*, Vikram Seth in non-fiction for *Two Lives* and Kiran Desai in readers' choice for *The Inheritance of Loss.*

- China: Jiang Rong and Howard Goldblatt win inaugural Man Asian Literary prize for *Wolf Totem*, to be published in English around the world by Penguin in 2008.

- South Africa: another strong year led by John van de Ruit's *Spud: The Madness Continues.*

Innovation in print and online

- Rapid growth in sales through online retail and digital channels driven by innovative digital marketing initiatives and investment in ebooks (with 5,000 Penguin titles currently available) and digital content. Strong growth in online revenues and unique visitors to Penguin and DK websites.

- Continued innovation in formats (including the pioneering US premium paperback and personalised 'on-demand' travel guides), genres (Portfolio business imprint in India), sales channels (bestselling eBooks via online retailers and Penguin's own websites; audio books via iTunes and Audible; Rough Guides via Motorola, Nokia and Samsung phones) and communications channels (www.spinebreakers.com, an online community for teenagers).

- Subscribers to Penguin and DK opt-in newsletters building rapidly, up 34% year-on-year to over 150,000, allowing Penguin consumers to personalise areas of interest and strengthening relationship with Penguin brand.

Continued focus on quality and efficiency

- Pearson-wide renegotiation of major global paper, print and binding contracts continue to bring cost savings in 2007.

- Further improvement expected in 2008 from ongoing management of production, warehousing and distribution costs.

Strong 2008 publishing schedule; strong start to the year

- Strong list of new titles for 2008 from bestselling and new authors including Patricia Cornwell, Steve Coll, Michael Pollan, Jamie Oliver, Marian Keyes, Jeremy Clarkson, Thomas Friedman, Niall Ferguson and the new James Bond book from Sebastian Faulks.

- Outstanding sales performance from Eckhart Tolle's *A New Earth*, with 4m copies shipped since its selection for Oprah Winfrey's book club on 30 January. First of ten online classes featuring Eckhart Tolle and Oprah Winfrey airs today, 3 March.

FINANCIAL REVIEW

Operating result

On a headline basis, adjusted sales increased by £167m or 4% from £4,051m to £4,218m and total adjusted operating profit increased by £42m or 7% to £634m in 2007 from £592m in 2006.

On an underlying basis adjusted sales grew by 6% and adjusted operating profit by 14%. Our underlying measures exclude the effects of exchange and portfolio changes. In 2007 currency movements reduced adjusted sales by £228m and adjusted operating profit by £37m while portfolio changes increased adjusted sales by £146m and adjusted operating profit by £22m.

Adjusted sales include discontinued operations held throughout the current and previous year. In 2007 the sales by our Data Management (Scanners) business have been included in adjusted sales. Adjusted operating profit excludes amortisation and adjustment of acquired intangibles but also includes the adjusted profits from discontinued operations.

Statutory operating profit from continuing operations increased by £52m or 10%, to £574m in 2007 from £522m in 2006. The statutory operating profit includes the effect of increased intangible amortisation but does not reflect the decreased contribution from discontinued operations.

Net finance costs

Net finance costs reported in our adjusted earnings comprise net interest payable and net finance income relating to post-retirement plans. Net interest payable in 2007 was £95m, up from £94m in 2006. Although we were partly protected by our fixed rate policy, a rise in average US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group's borrowings in US dollars, euros and sterling at each year end) rose by 0.5% to 5.4%, reflecting a rise in interest rates and a change in the currency mix of year end debt. These two factors, together with a decrease in the Group's average net debt of £90m, increased the Group's average net interest rate payable by 0.3% to 7.3%. In 2007 the net finance income relating to post-retirement plans was an income of £10m compared to an income of £4m in the previous year, giving an overall net finance cost reflected in adjusted earnings of £85m in 2007 compared to £90m in 2006.

Also included in the statutory definition of net finance costs are foreign exchange and other gains and losses. These are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Net foreign exchange losses of £17m in 2007 mainly relate to exchange losses on Euro-denominated debt used to hedge the receipt of proceeds from the sale of *Les Echos*. A corresponding gain is included in higher proceeds realised on this sale. In 2006 the exchange gains mainly relate to the un-hedged exposure on Euro borrowings and swaps that could not be designated as a net investment hedge under IAS 39.

Taxation

In 2007 we revised our calculation of the effective tax rate on adjusted earnings to reflect the benefit of tax deductions attributable to amortisation of acquired goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment. We have restated the 2006 comparative figure.

On this basis the effective tax rate on adjusted earnings was 26.4% in 2007 compared with 25.9% in 2006. Our overseas profits, which arise mainly in the US, remain mostly subject to tax rates which are higher than the UK corporation tax rate (which was 30% in 2007 but will fall to 28% from 1 April 2008).

But this factor was offset by the amortisation-related tax deductions and, as in 2006, by releases from provisions reflecting continued progress in agreeing our tax affairs with the authorities.

The reported tax charge on a statutory basis was £131m, representing a rate of 28.0%. As we explained last year, the 2006 rate was abnormally low because of one-off adjustments related to the recognition of deferred tax assets for both capital losses and operating losses. The tax effects of the disposals during 2007, mainly Government Solutions (tax £93m) and *Les Echos* (tax £nil) are reflected in discontinued operations.

Tax paid in 2007 was £87m, compared with £59m in 2006. The 2007 amount included £26m paid in respect of disposals.

Discontinued operations

Discontinued operations relate to the disposal of Government Solutions (in February 2007), Les Echos (in December 2007) and the Data Management (Scanners) business (in February 2008). In total, we received cash proceeds of £469m for disposals in 2007.

As previously announced, we realised a loss before tax of £19m and a tax charge of £93m on the sale of Government Solutions. We realised a profit before tax of £165m with no tax payable on the sale of Les Echos. In anticipation of a loss on sale of the Data Management (Scanners) business, a goodwill impairment of £97m has been charged to the income statement in 2007. We received cash proceeds of $225m on the sale of Data Management on 22 February 2008.

Minority interests

Our minority interests comprise mainly the minority share in Interactive Data. Our stake in Interactive Data remained at 62% throughout 2007, leaving the minority interest unchanged at 38%.

Dividends

The dividend accounted for in our 2007 financial statements totalling £238m, represents the final dividend (18.8p) in respect of 2006 and the 2007 interim dividend of 11.1p.

We are proposing a final dividend for 2007 of 20.5p, bringing the total paid and payable in respect of 2007 to 31.6p, a 7.8% increase on 2006. This final 2007 proposed dividend was approved by the board in February 2008, is subject to shareholder approval at the forthcoming AGM and will be charged against 2008 profits. For 2007, the dividend is covered 1.5 times by adjusted earnings.

Pensions

Pearson operates a variety of pension plans. Our UK Group plan is by far the largest and includes a significant defined benefit section. We also have some smaller defined benefit plans in the US and Canada. Outside the UK, most of our companies operate defined contribution plans.

Our charge to profit in respect of worldwide pensions and post retirement benefits amounted to £61m in 2007 (2006: £60m) of which a charge of £71m (2006: £64m) was reported in operating profit and the net finance benefit of £10m (2006: £4m) was reported against interest.

Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, we made additional payments to the plan in 2007 amounting to £100m. These additional payments have contributed to the overall surplus recognised on the UK plan.

CONDENSED CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2007

all figures in £ millions	note	2007	2006
Continuing operations			
Sales	2	4,162	3,990
Cost of goods sold		(1,910)	(1,841)
Gross profit		2,252	2,149
Operating expenses		(1,701)	(1,651)
Share of results of joint ventures and associates		23	24
Operating profit	2	574	522
Finance costs	3	(150)	(133)
Finance income	3	44	59
Profit before tax	4	468	448
Income tax	5	(131)	(4)
Profit for the year from continuing operations		337	444
Discontinued operations			
(Loss) / profit for the year from discontinued operations	8	(27)	25
Profit for the year		310	469
Attributable to:			
Equity holders of the Company		284	446
Minority interest		26	23

Earnings per share from continuing and discontinued operations (in pence per share)			
Basic	6	35.6p	55.9p
Diluted	6	35.6p	55.8p
Earnings per share from continuing operations (in pence per share)			
Basic	6	39.0p	52.7p
Diluted	6	39.0p	52.6p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the year ended 31 December 2007

all figures in £ millions	note	2007	2006
Net exchange differences on translation of foreign operations		25	(417)
Actuarial gains on retirement benefit obligations		80	107
Taxation on items charged to equity		29	12
Net income / (expense) recognised directly in equity		**134**	(298)
Profit for the year		310	469
Total recognised income and expense for the year		**444**	171
Attributable to:			
Equity holders of the Company	14	**418**	148
Minority interest		**26**	23

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2007

all figures in £ millions	note	2007	2006
Property, plant and equipment		355	348
Intangible assets	12	3,814	3,581
Investments in joint ventures and associates		20	20
Deferred income tax assets		328	417
Financial assets - Derivative financial instruments		23	36
Retirement benefit assets		62	-
Other financial assets		52	17
Other receivables		129	124
Non-current assets		4,783	4,543
Intangible assets – Pre-publication		450	402
Inventories		368	354
Trade and other receivables		946	953
Financial assets – Derivative financial instruments		28	50
Financial assets – Marketable securities		40	25
Cash and cash equivalents (excluding overdrafts)		560	592
Current assets		2,392	2,376
Non-current assets classified as held for sale		117	294
Total assets		7,292	7,213
Financial liabilities – Borrowings		(1,049)	(1,148)
Financial liabilities – Derivative financial instruments		(16)	(19)
Deferred income tax liabilities		(287)	(245)
Retirement benefit obligations		(95)	(250)
Provisions for other liabilities and charges		(44)	(29)
Other liabilities		(190)	(162)
Non-current liabilities		(1,681)	(1,853)
Trade and other liabilities		(1,050)	(998)
Financial liabilities – Borrowings		(559)	(595)
Current income tax liabilities		(96)	(74)
Provisions for other liabilities and charges		(23)	(23)
Current liabilities		(1,728)	(1,690)
Liabilities directly associated with non-current assets held for sale		(9)	(26)
Total liabilities		(3,418)	(3,569)
Net assets		3,874	3,644
Share capital		202	202
Share premium		2,499	2,487
Treasury shares		(216)	(189)
Reserves		1,210	976
Total equity attributable to equity holders of the Company		3,695	3,476
Minority interest		179	168
Total equity	14	3,874	3,644

The condensed consolidated financial statements were approved by the board on 02 March 2008.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2007

all figures in £ millions	note	2007	2006
Cash flows from operating activities			
Net cash generated from operations	17	659	621
Interest paid		(109)	(106)
Tax paid		(87)	(59)
Net cash generated from operating activities		463	456
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(472)	(363)
Acquisition of joint ventures and associates		(4)	(4)
Purchase of property, plant and equipment (PPE)		(86)	(68)
Proceeds from sale of PPE		14	8
Purchase of intangible assets		(33)	(29)
Disposal of subsidiaries, net of cash disposed		469	10
Interest received		19	24
Dividends received from joint ventures and associates		32	45
Net cash used in investing activities		(61)	(377)
Cash flows from financing activities			
Proceeds from issue of ordinary shares		12	11
Purchase of treasury shares		(72)	(36)
Proceeds from borrowings		272	84
Liquid resources acquired		(15)	(24)
Repayment of borrowings		(391)	(145)
Finance lease principal payments		(2)	(3)
Dividends paid to Company's shareholders		(238)	(220)
Dividends paid to minority interests		(10)	(15)
Net cash used in financing activities		(444)	(348)
Effects of exchange rate changes on cash and cash equivalents		3	(44)
Net decrease in cash and cash equivalents		(39)	(313)
Cash and cash equivalents at beginning of year		531	844
Cash and cash equivalents at end of year		492	531

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

Included in the figures above is net cash generated from / (used in) amounts relating to discontinued operations as follows: operating activities £7m (2006: £33m); investing activities £3m (2006: £(10)m); financing activities £(21)m (2006: £(15)m).

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2006 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. The 2006 Annual Report refers to new standards effective from 1 January 2007. None of these standards have had a material impact in these financial statements.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2006 Annual Report.

This preliminary announcement does not constitute the Group's full financial statements for the year ended 31 December 2007, which will be approved by the Board of Directors and reported on by the auditors later in March 2008. Accordingly, the financial information for 2007 is presented unaudited.

The financial information for the year ended 31 December 2006 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditors' report on the full financial statements for the year ended 31 December 2006 was unqualified and did not contain statements under section 237 (2) of the Companies Act 1985 (regarding the adequacy of accounting records and returns), or under section 237 (3) (regarding provision of necessary information and explanations).

In accordance with IFRS, the comparatives have been re-presented to reflect Les Echos, Datamark and the Data Management (Scanners) business as discontinued businesses (see note 8). Government Solutions was previously presented as discontinued in the financial information for 2006.

2. Segment information

The Group is organised into five primary business segments: School, Higher Education, Financial Times Publishing, Interactive Data and Penguin. Our remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.

all figures in £ millions	2007	2006
Sales		
School	1,537	1,455
Higher Education	793	795
Professional	298	280
Pearson Education	2,628	2,530
FT Publishing	344	280
Interactive Data	344	332
FT Group	688	612
Penguin	846	848
Total sales – continuing operations	4,162	3,990
Discontinued operations – Scanners business	56	61
Adjusted sales	4,218	4,051
Adjusted operating profit		
School	203	184
Higher Education	161	161
Professional	28	25
Pearson Education	392	370
FT Publishing	56	27
Interactive Data	97	89
FT Group	153	116
Penguin	74	66
Adjusted operating profit – continuing operations	619	552
Adjusted operating profit – discontinued operations	15	40
Total adjusted operating profit	634	592

Discontinued operations relate to the Group's interest in Government Solutions, Les Echos and the Data Management (Scanners) business (see note 8). Government Solutions and the Scanners business were previously reported within the Professional group of businesses and Les Echos within the FT Publishing segment.

Adjusted sales include sales from discontinued operations held throughout the current and previous year. The Scanners business was the only discontinued operation held throughout the two periods.

Adjusted operating profit includes the operating profit from the total business including the results of discontinued operations.

2. Segment information *continued*

In our adjusted operating profit, we have excluded amortisation of acquired intangibles, other net gains and losses and other net finance income of associates.

The amortisation of acquired intangibles is not considered to be fully reflective of the underlying performance of the Group.

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing or discontinued operations but which distort the performance of the Group.

Other net finance income of associates is the equivalent of the Company's own other net finance income that is excluded in adjusted earnings (see note 3).

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

all figures in £ millions	School	Higher Education	Professional	FT Publishing	Interactive Data	Penguin	Total
2007							
Adjusted operating profit	203	161	28	56	97	74	619
Amortisation of acquired intangibles	(28)	(2)	(1)	(6)	(7)	(1)	(45)
Other net gains and losses (including associates)	-	-	-	-	-	-	-
Other net finance income of associates	-	-	-	-	-	-	-
Operating profit	175	159	27	50	90	73	574
2006							
Adjusted operating profit	184	161	25	27	89	66	552
Amortisation of acquired intangibles	(17)	-	(1)	(2)	(7)	(8)	(35)
Other net gains and losses (including associates)	-	-	-	4	-	-	4
Other net finance income of associates	-	-	-	1	-	-	1
Operating profit	167	161	24	30	82	58	522

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit.

3. Net finance costs

all figures in £ millions	2007	2006
Net interest payable	(95)	(94)
Finance income in respect of employee benefits	10	4
Net foreign exchange (losses) / gains	(17)	19
Other losses on financial instruments in a hedging relationship:		
- fair value hedges	(1)	-
- net investment hedges	(1)	(2)
Other gains / (losses) on financial instruments not in a hedging relationship:		
- amortisation of transitional adjustment on bonds	1	8
- derivatives	(3)	(9)
Net finance costs	(106)	(74)
Analysed as:		
Finance costs	(150)	(133)
Finance income	44	59
Net finance costs	(106)	(74)
Analysed as:		
Net interest payable	(95)	(94)
Finance income in respect of employee benefits	10	4
Net finance costs reflected in adjusted earnings	(85)	(90)
Other net finance (costs) / income	(21)	16
Net finance costs	(106)	(74)

Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

Other net finance costs of £21m in 2007 mainly relate to exchange losses on legacy euro denominated debt held to hedge the receipt of the euro denominated proceeds from the Les Echos sale (see also note 8). A corresponding gain is included in higher sale proceeds realised on this sale. In 2006, euro borrowings and cross currency swaps that were not designated as net investment hedges contributed to the overall foreign exchange gains.

4. Profit before tax

all figures in £ millions	2007	2006
Profit before tax – continuing operations	468	448
Add back: amortisation and adjustment of acquired intangibles (see note 2)	45	35
Add back: other net gains and losses (including associates) (see note 2)	-	(4)
Add back: other net finance income of associates (see note 2)	-	(1)
Add back: other net finance costs / (income) (see note 3)	21	(16)
Adjusted profit before tax - continuing operations	534	462
Adjusted profit before tax - discontinued operations	15	40
Total adjusted profit before tax	549	502

5. Income tax

all figures in £ millions	2007	2006
Income tax charge – continuing operations	(131)	(4)
Add back: tax benefit on amortisation of acquired intangibles	(19)	(10)
Add back: tax benefit on other net gains and losses	(9)	(4)
Add back: tax (benefit) / charge on other finance income	(6)	5
Tax amortisation benefit on goodwill and intangibles	25	25
Tax benefit on recognition of tax losses	-	(127)
Adjusted income tax charge - continuing operations	(140)	(115)
Adjusted income tax charge - discontinued operations	(5)	(15)
Total adjusted income tax charge	(145)	(130)
Tax rate reflected in adjusted earnings	26.4%	25.9%

Included within the income tax charge is an amount of £42m (2006: £15m) relating to UK tax.

For the first time in 2007, the Group has included in its adjusted earnings the tax benefit from tax deductible goodwill and intangibles as this benefit more accurately aligns the adjusted tax charge with the expected medium term rate of cash tax payments. The comparative has been re-stated accordingly.

In 2006, the Group excluded from its adjusted earnings tax benefits from the recognition of its capital and trading losses of £127m which, due to their size and non-recurring nature are not considered to be fully reflective of the underlying tax rate of the Group.

6. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity share holders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2007	2006
Profit for the year from continuing operations	337	444
Minority interests	(26)	(23)
Earnings – continuing operations	311	421
(Loss) / profit for the year from discontinued operations	(27)	25
Earnings	284	446
Weighted average number of shares (millions)	796.8	798.4
Effect of dilutive share options (millions)	1.3	1.5
Weighted average number of shares (millions) for diluted earnings	798.1	799.9
Earnings per share from continuing and discontinued operations		
Basic	35.6p	55.9p
Diluted	35.6p	55.8p
Earnings per share from continuing operations		
Basic	39.0p	52.7p
Diluted	39.0p	52.6p

7. Adjusted earnings reconciliation

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

7. Adjusted earnings reconciliation *continued*

all figures in £ millions	Statutory Income statement	Re-analyse discontinued operations	Other gains and losses	Amortisation/ adjustment of acquired intangibles	Other net finance costs / income	Tax amortisation benefit	Recognition of tax losses	Adjusted income statement
				2007				
Operating profit (note 2)	574	15	-	45	-	-	-	634
Net finance costs (note 3)	(106)	-	-	-	21	-	-	(85)
Profit before tax (note 4)	468	15	-	45	21	-	-	549
Income tax (note 5)	(131)	(5)	(9)	(19)	(6)	25	-	(145)
Profit for the year – continuing	337	10	(9)	26	15	25	-	404
Profit for the year – discontinued (note 8)	(27)	(10)	37	-	-	-	-	-
Profit for the year	310	-	28	26	15	25	-	404
Minorities	(26)	-	-	(4)	-	(2)	-	(32)
Earnings	284	-	28	22	15	23	-	372
Weighted average number of shares (millions)								796.8
Adjusted earnings per share								46.7p

				2006				
Operating profit	522	40	(4)	35	(1)	-	-	592
Net finance costs	(74)	-	-	-	(16)	-	-	(90)
Profit before tax	448	40	(4)	35	(17)	-	-	502
Income tax	(4)	(15)	(4)	(10)	5	25	(127)	(130)
Profit for the year – continuing	444	25	(8)	25	(12)	25	(127)	372
Profit for the year – discontinued	25	(25)	-	-	-	-	-	-
Profit for the year	469	-	(8)	25	(12)	25	(127)	372
Minorities	(23)	-	-	(3)	-	(2)	-	(28)
Earnings	446	-	(8)	22	(12)	23	(127)	344
Weighted average number of shares (millions)								798.4
Adjusted earnings per share								43.1p

8. Discontinued operations

Discontinued operations relate to the Group's interest in Government Solutions (sold 15 February 2007), Datamark (acquired with eCollege and subsequently sold on 31 July 2007), Les Echos (sold 24 December 2007) and the Data Management (Scanners) business (sold on 22 February 2008).

The results of Government Solutions and Les Echos have been included in discontinued operations for both 2006 and 2007 and have been consolidated up to the date of sale. Datamark was sold immediately following its acquisition as part of the eCollege transaction and consequently none of the results for this business have been consolidated. The Scanners business was sold on 22 February 2008 and has been included in discontinued operations for the full year in both 2006 and 2007. The assets and liabilities of the Scanners business have been reported as held for sale in the 31 December 2007 balance sheet. At 31 December 2006 held for sale assets and liabilities relate to Government Solutions.

Sales by discontinued operations are shown in the table below:

all figures in £ millions	2007	2006
Scanners business sales included in adjusted sales (see note 2)	56	61
Other sales by discontinued operations	111	372
Total sales by discontinued operations	**167**	433

The loss for the year on discontinued operations is analysed below:

all figures in £ millions	Included in adjusted earnings	Other gains and losses	2007 Total	2006
Operating profit	15	-	15	40
Goodwill impairment (re Scanners disposal)	-	(97)	(97)	-
(Loss) / profit before tax before sale of discontinued ops	15	(97)	(82)	40
Attributable tax expense	(5)	-	(5)	(15)
Profit on sale of discontinued operations	-	146	146	-
Attributable tax expense	-	(86)	(86)	-
(Loss) / profit for the year from discontinued operations	10	(37)	**(27)**	25
Profit before tax	15	49	64	40
Attributable tax expense	(5)	(86)	(91)	(15)
(Loss) / profit for the year from discontinued operations	10	(37)	**(27)**	25

The goodwill impairment above relates entirely to the anticipated loss on sale of the Scanners business. The sale of the Scanners business for $225m and the resulting disposal will be reflected in the 2008 financial statements.

8. Discontinued operations *continued*

The profit / loss on sale of discontinued operations in 2007 is analysed below:

all figures in £ millions	Government Solutions	Datamark	Les Echos	Total
Net (assets) / liabilities disposed	(277)	(20)	1	**(296)**
Proceeds received	321	20	174	**515**
Costs	(10)	-	(10)	**(20)**
Profit on sale before cumulative translation adjustment	34	-	165	**199**
Cumulative translation adjustment	(53)	-	-	**(53)**
Profit / (loss) on sale before tax	(19)	-	165	**146**
Attributable tax (charge) / benefit	(93)	7	-	**(86)**
Profit / (loss) on sale after tax	(112)	7	165	**60**

The proceeds received for the sale of Government Solutions include £286m in cash, £20m in loan stock and a 10% interest in the acquiring company valued at £15m.

9. Dividends

all figures in £ millions	2007	2006
Amounts recognised as distributions to equity share holders in the year	**238**	220

The directors are proposing a final dividend of 20.5p per equity share, payable on 9 May 2008 to shareholders on the register at the close of business on 11 April 2008. This final dividend, which will absorb an estimated £164m of shareholder's funds, has not been included as a liability as at 31 December 2007.

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2007	2006
Average rate for profits	**2.00**	1.84
Year end rate	**1.99**	1.96

11. Business combinations

During the year, Pearson announced the acquisition of Harcourt Assessment and Harcourt Education International from Reed Elsevier for $950m in cash. The Harcourt Education International acquisition was completed in stages during 2007 but the Harcourt Assessment acquisition did not complete until 30 January 2008. In July 2007, Pearson completed the acquisition of eCollege, a leading provider of eLearning and enrolment services to post-secondary education. Pearson has also made a number of other smaller acquisitions during the year mainly within the FT Group.

Provisional values for the assets and liabilities arising from the acquisitions completed in the year are as follows:

all figures in £ millions	Harcourt	eCollege	Other	**Total**
Property, plant and equipment	6	5	-	**11**
Intangible assets	81	100	16	**197**
Intangible assets – Pre-publication	16	2	-	**18**
Inventories	15	-	-	**15**
Trade and other receivables	12	13	3	**28**
Trade and other liabilities	(23)	(12)	(3)	**(38)**
Financial liabilities – borrowings	-	(1)	-	**(1)**
Current income tax	2	2	-	**4**
Net deferred income tax liabilities	(21)	(24)	-	**(45)**
Provisions for other liabilities and charges	(1)	-	(1)	**(2)**
Net assets acquired at fair value	87	85	15	**187**
Goodwill	68	181	55	**304**
Total	155	266	70	**491**
Satisfied by:				
Cash	(155)	(266)	(47)	**(468)**
Deferred consideration	-	-	(12)	**(12)**
Net prior year adjustments	-	-	(11)	**(11)**
Total consideration	(155)	(266)	(70)	**(491)**
Net cash outflow on acquisition:				
Cash – current year acquisitions				**(468)**
Deferred payments for prior year acquisitions and other items				**(4)**
Cash and cash equivalents acquired				**-**
Cash outflow on acquisitions				**(472)**

In total acquisitions completed in the year contributed an additional £90m of sales and £13m of operating profit.

12. Intangible assets

all figures in £ millions	2007	2006
Goodwill	3,343	3,271
Other intangibles	471	310
Total intangibles	3,814	3,581

13. Net debt

all figures in £ millions	2007	2006
Non-current assets		
Derivative financial instruments	23	36
Current assets		
Derivative financial instruments	28	50
Marketable securities	40	25
Cash and cash equivalents (excluding overdrafts)	560	592
Non-current liabilities		
Borrowings	(1,049)	(1,148)
Derivative financial instruments	(16)	(19)
Current liabilities		
Borrowings	(559)	(595)
Total net debt	(973)	(1,059)

In February 2007, Pearson repaid its €591m 6.125% Euro Bonds 2007 and refinanced this borrowing through available cash and facilities. The Group also extended the maturity date of its main revolving credit facility by one year and entered into a short-term bridge financing facility.

14. Statement of changes in equity

all figures in £ millions	2007	2006
Attributable to equity holders of the Company		
Total recognised income and expense for the year	418	148
Equity settled transactions	30	25
Issue of ordinary shares – share option schemes	12	11
Cumulative translation adjustment disposed	53	-
Purchase of treasury shares	(56)	(52)
Dividends paid to equity holders of the Company	(238)	(220)
Net movement for the year	219	(88)
Attributable to equity holders of the Company at the beginning of the year	3,476	3,564
Attributable to equity holders of the Company at the end of the year	3,695	3,476
Minority interest	179	168
Total equity	3,874	3,644

15. Related parties

There were no material related party transactions and no guarantees have been provided to related parties in the year.

16. Events after the balance sheet date

On 2 January 2008, the Group completed its acquisition of Money-Media, a US-based company offering online news and commentary for the money management industry, for $64m.

On 30 January 2008, the Group completed its $647m acquisition of Harcourt Assessment from Reed Elsevier, after receiving clearance from the US Department of Justice.

Also on 30 January 2008 the Group announced that it had agreed to sell its 50% interest in Financial Times Deutschland (FTD) to its joint venture partner, Gruner + Jahr. The Group's share of FTD assets at 31 December 2007 was €8m and a small profit on sale is expected.

On 22 February 2008, the Group completed the sale of its Data Management (Scanners) business to M&F Worldwide Corp. for $225m. The Group expects to report a loss on this transaction in 2008 after taking into account the cumulative translation adjustment disposed and tax.

Pearson plc 80 Strand London WC2R ORL
Telephone +44 (0) 20 7010 2000 • Facsimile +44 (0) 20 7010 6060
www.pearson.com

17. Cash flows

all figures in £ millions	2007	2006
Reconciliation of profit for the year to net cash generated from operations		
Profit for the year	310	469
Income tax	222	19
Depreciation and amortisation charges	138	135
Investment in pre-publication assets	(230)	(213)
Amortisation of pre-publication assets	192	210
Loss on sale of property, plant and equipment	1	2
Net finance costs	106	74
Share of results of joint ventures and associates	(23)	(24)
Profit on sale of subsidiaries and associates	(146)	-
Goodwill impairment of discontinued operations	97	-
Net foreign exchange gains / (losses) from transactions	11	(37)
Share-based payment costs	30	25
Inventories	(1)	(16)
Trade and other receivables	(5)	(60)
Trade and other liabilities	80	54
Retirement benefit obligations	(126)	(17)
Provisions	3	-
Net cash generated from operations	659	621
Dividends from joint ventures and associates	32	45
Net purchase of PPE including finance lease principal payments	(74)	(63)
Purchase of intangible assets	(33)	(29)
Add back: Special pension contribution	100	-
Add back: Cash spent against integration and fair value provisions	-	1
Operating cash flow	684	575
Operating tax paid	(61)	(59)
Net operating finance costs paid	(90)	(82)
Operating free cash flow	533	434
Non-operating tax paid	(26)	-
Special pension contribution	(100)	-
Integration spend	-	(1)
Total free cash flow	407	433
Dividends paid (including to minorities)	(248)	(235)
Net movement of funds from operations	159	198

Included in net cash generated from operations is an amount of £7m (2006: £33m) relating to discontinued operations.

Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Following the completion of the latest actuarial valuation of the UK Group pension plan as at January 2006, the Group agreed that during 2007 it would make additional payments to the plan amounting to £100m. The Group has excluded this £100m from its definition of operating cash flow and operating free cash flow as it distorts the underlying operating performance for the year.

Voting Rights and Capital
03 March 2008

Click here to download a PDF of this press release.

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 29 February 2008, the Company had 808,334,316 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (808,334,316) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

NBPTS Awards Five-Year Contract to Pearson for Educator Certification Testing Program
03 March 2008

Today at the Association of Test Publishers Conference, the National Board for Professional Teaching Standards (NBPTS(R)) announced that it has awarded Pearson a five-year contract for the period 2009-2013 to develop, administer and score its National Board Certification program for accomplished teachers. Pearson will collaborate with NBPTS to manage its advanced teacher certification program in 25 certificate areas that span 16 subject areas.

National Board Certification is a voluntary assessment program designed to identify great teachers and make them even more effective. National Board Certified Teachers have successfully demonstrated advanced teaching knowledge, skills and practices. Certification is achieved through a rigorous, performance-based assessment that may take one to three years to complete. The assessment process requires teachers to submit four portfolio entries of classroom practice. The portfolio entries include at least two video recordings of classroom-based interactions between the teacher and students. The teachers are also required to respond to six content-based assessment center exercises, assignments that require written or spoken responses to demonstrate content knowledge.

Pearson is bringing the resources and expertise of three of its businesses to support the NBPTS program. The Educational Measurement group of Pearson will develop portfolio entries as well as conduct professional scoring of portfolio entries and assessment center exercises at its network of performance scoring centers across the U.S. Educational Measurement will also perform research and psychometric studies. A trusted partner in district, state and national assessments for more than 50 years, the Educational Measurement group of Pearson is a comprehensive provider of educational assessment products, services and solutions.

The Evaluation Systems group of Pearson (formerly National Evaluation Systems) will develop the content-specific assessment center exercises for the 25 certificates in the NBPTS program. Evaluation Systems will also be responsible for the design, production and delivery of professional publications and program support material. Evaluation Systems is the national leader in the development and administration of standards-based teacher licensure testing programs, working in California, New York, Florida and 12 other states.

Pearson VUE will deliver the computer-based administration of assessment center exercises for each of the 25 certificates in the NBPTS program. Pearson VUE offers computer-based exams through the world's largest network of more than 5,000 test centers in 163 countries, providing testing services for information technology, regulatory and certification boards, academic, government and corporate clients.

"Our mission at NBPTS is to maintain the highest quality

standards for what accomplished teachers should know and be able to do," said Joseph A. Aguerrebere, NBPTS president and CEO. "Pearson brings a wealth of assessment, teacher licensure testing and education experience to the development, delivery and scoring of the certification program for this teaching credential that recognizes and rewards great teachers."

Nearly 64,000 teachers have successfully completed the rigorous NBPTS certification and earned this advanced teaching credential. All 50 states, the District of Columbia and more than 700 local school districts recognize National Board Certification as a mark of distinction, similar to the way the medical and accounting professions recognize expertise.

"Teachers who earn National Board Certification define the highest quality standard for the teaching profession," said Douglas Kubach, president and CEO of the Assessment and Information group of Pearson. "Pearson is honored to be selected by NBPTS to provide the innovative testing and technology solutions for this prestigious advanced certification program."

For more information about NBPTS and National Board Certification, visit http://www.nbpts.org.

For more information about Pearson, go to http://www.pearson.com.

About the National Board for Professional Teaching Standards

Created by educators and policymakers in 1987, the National Board for Professional Teaching Standards is an independent, nonprofit, nonpartisan and nongovernmental organization. NBPTS advances the quality of teaching and learning by developing professional standards for accomplished teaching; creating and administering National Board Certification, a voluntary system to certify teachers who meet those standards; and integrating certified teachers into educational reform efforts. Today, nearly 64,000 National Board Certified Teachers are making a positive difference in the lives of students across the nation.

About Pearson

Pearson is the global leader in educational and professional assessment and information management services, helping people of all ages to learn at their own pace, in their own way. Pearson provides effective and innovative educational assessment and measurement solutions for students and teachers, student information systems and productivity tools for teachers and educators, and teacher professional development and certification programs. Pearson's comprehensive offerings help inform targeted instruction and intervention so that success is within reach of every student.

Website: http://www.pearsoned.com/
Website: http://www.nbpts.org/

Director Shareholding
04 March 2008

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11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$12.86**	14.	Date and place of transaction **4 MARCH 2008 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **180,000 0.02227%**	16.	Date issuer informed of transaction **4 MARCH 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___4 MARCH 2008______________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **10,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00124%**

KG

Director Shareholding
05 March 2008

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11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£6.45**	14.	Date and place of transaction **4 MARCH 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **10,223 0.00126%**	16.	Date issuer informed of transaction **4 MARCH 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___5 MARCH 2008____________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID ARCULUS**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID ARCULUS**	8.	State the nature of the transaction **PURCHASE OF ORDINARY SHARES**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **8,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00099%**

KG

Directors' Shareholding
05 March 2008

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5 March 2008

Pearson plc – Notification of Directors' Interests

Pearson today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("shares").

The company yesterday made a grant of restricted shares to executive directors under its existing Long-Term Incentive Plan. This represents the company's annual grant of long-term incentives to executive directors for 2008.

The earliest normal vesting date on which shares may be released is 4 March 2011. Subject to meeting certain performance conditions in full, and the retention of shares that vest on 4 March 2011 for a further two years, the maximum number of shares that the following executive directors may receive is: Marjorie Scardino (400,000); David Bell (100,000); Rona Fairhead (125,000); Robin Freestone (125,000); and John Makinson (125,000).

One third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2008 to 2011. Another third of the award will be based on Pearson's return on invested capital in 2010. The final third of the award will be based on Pearson's growth in earnings per share over the period 2007 to 2010. The conditions and vesting arrangements will be set out in more detail in the report on directors' remuneration for 2008.

Notification of Holding in the Company

06 March 2008

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Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Pearson plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation[iii]:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	Registered Holder: BNY Norwich Union Nominees Limited **6,697,515*** BT Globenet Nominees Limited **9,588*** Chase GA Group Nominees Limited **17,355,318*** Chase Nominees Limited **1,486,793*** CUIM Nominee Limited **4,905,483***

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB0006776081	40,126,002	40,126,002	30,639,275	30,639,275	10,662,440	3.79%	1.32%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
41,301,715	5.11%

	Triodos SICAV I Values Equity Fund **6,000*** Vidacos Nominees Limited **178,578*** * denotes direct interest R C Greig Nominees Limited **1,450** BONY Londres IIS **189,893** Chase Nominees Limited **3,866,008** Delta Lloyd Institutionale Sustainable Futures Fund **70,234** Triodos Meerwaarde Aandelen Fonds **70,000** Triodos Meerwaarde Mixfonds **12,000** Vidacos Nominees Limited **6,452,855**
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	05 March 2008
6. Date on which issuer notified:	06 March 2008
7. Threshold(s) that is/are crossed or reached:	4% to 5% change at Combined Interest Level
8. Notified details:	

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Figures are based on a total number of voting rights of 808,334,316.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

Bear Stearns Conference
11 March 2008



Robin Freestone, CFO, presents at the Bear Stearns Conference

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PEARSON

Attendance card

The Pearson plc Annual General Meeting
To be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2008. If you wish to come to the meeting please bring this card with you and present it on arrival.

Getting to the Conference Centre by public transport
The Conference Centre is a five minute walk from Westminster and St James's Park underground stations and a 15 to 20 minute walk from Victoria mainline and underground stations.

Getting to the Conference Centre by car
Due to its central location, on-street parking around the Conference Centre is very limited. There are NCP car parks in Abingdon Street and Rochester Row, just a short walk from the Centre.

Pearson plc – Form of Proxy

Reference Number | Card ID | Account Number

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers.
I/We, being (a) member(s)/member's nominee of Pearson plc (the company), hereby appoint the chairman of the meeting° or (indicate below).

as my/our proxy at the AGM of the company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2008 and at any adjournment of that meeting.

☐ Please indicate here with a ☒ if this proxy form is one of multiple instructions being given.

To be valid, this form of proxy must be signed and returned to the company's registrars, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6TH in the enclosed prepaid envelope, so as to be received no later than 12 noon on Wednesday, 23 April 2008. In the case of a corporation this form of proxy should be executed under its common seal or under the hand of a duly authorised officer.

°If you wish to appoint someone other than the chairman as your proxy, delete the words 'the chairman of the meeting or' and insert the name and address of your proxy.

IF YOU INTEND COMING TO THE AGM PLEASE MARK THIS BOX ☐

See over for notes.

Please indicate with a ☒ in the boxes on the right how you wish the proxy to vote your share entitlement.

Resolutions	For	Against	Vote withheld#
1. To receive the company's accounts and the reports of the directors and auditors	☐	☐	☐
2. To declare a final dividend	☐	☐	☐
3. To re-elect Terry Burns†• as a director	☐	☐	☐
4. To re-elect Ken Hydon*• as a director	☐	☐	☐
5. To re-elect Glen Moreno†• as a director	☐	☐	☐
6. To re-elect Marjorie Scardino• as a director	☐	☐	☐
7. To receive and approve the report on directors' remuneration	☐	☐	☐
8. To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year	☐	☐	☐
9. To authorise the directors to determine the remuneration of the auditors	☐	☐	☐
10. To authorise the directors to exercise the powers of the company to allot ordinary shares	☐	☐	☐
11. To increase the authorised share capital of the company	☐	☐	☐
12. To waive the pre-emption rights conferred under the Companies Act 1985 to a limited extent	☐	☐	☐
13. To authorise the company to purchase its own shares	☐	☐	☐
14. To adopt new Articles of Association of the company	☐	☐	☐
15. To renew the Annual Bonus Share Matching Plan	☐	☐	☐

* a member of the audit committee. † a member of the personnel committee. • a member of the nomination committee.
# A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes 'for' and 'against' a resolution.

Date ________ Signature ________

0383-033-0

Guidance notes on completing the form of proxy
You will find further details of the resolutions to be voted, together with the Notice of AGM, in the enclosed circular to shareholders. If you cannot attend the AGM you can appoint one or more persons, who need not be (a) member(s) of the company but who must attend the AGM in person, to be your proxy to vote in accordance with your instructions. If, in respect of any resolution, no voting instructions are received your proxy will vote, or abstain from voting, as he/she thinks fit. This form must be signed. In the case of joint holdings, the vote of the senior, whether in person or by proxy, will be accepted to the exclusion of the other joint holders. Seniority will be determined by the order in which the names appear in the register of members. If someone other than you signs this form, the letter of authority, power of attorney or a certified copy of the power of attorney authorising him/her to sign on your behalf must be sent with this form.

Multiple proxies
You can appoint the chairman of the meeting or anyone else to be your proxy at the AGM. You can also, if you wish, appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you.

To appoint more than one proxy, you should photocopy the proxy form. Please indicate in the box next to the proxy holder's name, the number of shares in relation to which you authorise them to act as your proxy. Please also indicate by marking the box on the proxy form if the proxy instruction is one of multiple instructions being given. All proxy forms must be signed and should be returned to Equiniti.

To appoint the chairman as your sole proxy in respect of all of your shares, fill in any voting instructions and sign and date the proxy form, but leave all other proxy appointment details blank.

To appoint a single proxy in respect of all your shares other than the chairman, cross out the words 'the chairman of the meeting' and insert the name and address of your proxy (who need not be a member of the company). Then complete the rest of the proxy form, but leave all other proxy appointment details blank.

Electronic appointment
You can submit your proxy electronically at www.sharevote.co.uk and to do this you will need to use the Reference Number, Card ID and Account Number which are shown on this form.

Electronic proxy voting instructions must be submitted by 12 noon on Wednesday, 23 April 2008.

Alternatively, a member who has a shareview portfolio registered with Equiniti may log onto their portfolio at www.shareview.co.uk, click on 'Company Meetings' and follow the online instructions. If requested, Equiniti will send an acknowledgement that the online proxy appointment has been lodged with them.

CREST electronic proxy appointment
CREST members who wish to appoint a proxy or proxies, or amend an instruction to a previously appointed proxy, through the CREST electronic proxy appointment service may do so for the AGM to be held at 12 noon on Friday, 25 April 2008 and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer's agent (ID7RA01) by 12 noon on Wednesday, 23 April 2008. No such messages received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Neither the return of the form of proxy nor the submission of an electronic or CREST voting instruction will prevent a registered shareholder from attending the AGM in person.

PEARSON


St James's Park
King Charles St.
Westminster
Parliament St.
Great George St.
Westminster Bridge
Bridge St.
Birdcage Walk
Storey's Gate
Parliament Square
Tothill St.
Queen Elizabeth II Conference Centre
St James's Park
Broad Sanctuary
Great Smith St.
Abingdon St.
Victoria St.

Letter from the Chairman on business to be transacted at the Annual General Meeting at 12 noon on Friday, 25 April 2008 and Notice of Annual General Meeting

This document is important and requires your immediate attention.

f you are in any doubt as to what action you should take, you should seek your own advice from your stockbroker, bank manager, solicitor, accountant r other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

f you have sold or transferred all of your ordinary shares in Pearson plc, please pass this document and the enclosed form of proxy at once to the purchaser r transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

form of proxy for the Annual General Meeting is enclosed and should be completed and returned as soon as possible. To be valid, it must reach the ompany's registrars, Equiniti (formerly known as Lloyds TSB Registrars), no later than 12 noon on Wednesday, 23 April 2008. Alternatively, you may egister your vote online by visiting the website of our registrars at www.sharevote.co.uk or, if you have a portfolio registered with Equiniti, by logging nto www.shareview.co.uk. In order to register your vote online you will need to enter the Reference Number, Card I.D. and Account Number which re given on the enclosed form of proxy. If you are a member of CREST, the electronic settlement system for UK securities, you may register the ppointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion f a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so vish. Electronic and CREST proxy voting instructions should also be submitted no later than 12 noon on Wednesday, 23 April 2008.

PEARSON

Registered office: Pearson plc, 80 Strand, London WC2R 0RL, UK
Registered in England. Registered number 53723

To Shareholders
20 March 2008

Dear Shareholder

I am writing to give you details of the business which will be conducted at the Annual General Meeting (AGM or the meeting) of Pearson plc (Pearson or the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2008.

Voting on all of the proposed resolutions at the AGM will be conducted on a poll rather than on a show of hands. This is in line with recommended best practice as published in the Myners Report to the Shareholder Voting Working Group.

Voting by calling a poll is more transparent and equitable because it includes the votes of all shareholders, including those cast by proxies, rather than just the votes of those members who attend the meeting.

Shareholders of the company (shareholders) will be asked to consider and, if thought fit, approve resolutions in respect of the following matters:

Ordinary business
The company's accounts and reports of the directors of the company (directors) and auditors of the company (auditors);
The final dividend for the year ended 31 December 2007;
Re-election of directors;
Approval of the report on directors' remuneration;
Reappointment of PricewaterhouseCoopers LLP (PwC) as auditors for the ensuing year;
Authority to determine the remuneration of the auditors; and
Authority to allot shares.

Special business
Increase in authorised share capital;
Waiver of pre-emption rights;
Adoption of new articles of association (Articles); and
Renewal of the Annual Bonus Share Matching Plan.

A brief description of these matters is set out below.

Notice of AGM
The Notice convening the AGM is set out on pages 5 and 6 of this document.

Report and accounts and final dividend (resolutions 1 and 2)
The first item for consideration at the AGM will be the company's accounts and the reports of the directors and auditors for the financial year ended 31 December 2007.

Separately, shareholders will also be asked to approve the payment of a final dividend of 20.5p per ordinary share in respect of the year ended 31 December 2007, as recommended by the directors.

It is proposed that the dividend will be paid on 9 May 2008 to shareholders on the register at close of business on 11 April 2008 (the record date).

Re-election of directors (resolutions 3 to 6)
Four directors will retire by rotation at the AGM in accordance with the company's Articles and the requirements of the Combined Code on Corporate Governance (the Code). All of them, being Terry Burns, Ken Hydon, Glen Moreno and Marjorie Scardino will offer themselves for re-election.

Terry Burns, has been chairman of Marks and Spencer Group plc since July 2006, having previously been deputy chairman from October 2005. He is chairman of Abbey National plc and a non-executive director of Banco Santander Central Hispano. He is also chairman of Glas Cymru Limited. He was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He was appointed a non-executive director of Pearson in May 1999 and senior independent director in February 2004. Particular consideration was given to the assessment of Terry Burns' independence since he has now served on the board for almost nine years. Terry has been asked by the chairman to remain on the board because of his experience, knowledge and effectiveness as a non-executive director and he has indicated that he is willing to stand for re-election as a director of the company on an annual basis.

Ken Hydon, is a non-executive director of Tesco plc, Reckitt Benckiser plc and Royal Berks NHS Foundation Trust. He was previously financial director of Vodafone Group plc and subsidiaries of Racal Electronics. He became a non-executive director of Pearson in February 2006.

Glen Moreno, was appointed chairman of Pearson on 1 October 2005. He is the senior independent director of Man Group plc and a director of Fidelity International Limited.

Marjorie Scardino, chief executive, joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation and a director of several charitable organisations.

Report on directors' remuneration (resolution 7)
Shareholders will be asked to approve the report on directors' remuneration in accordance with the provisions of the Directors' Remuneration Report Regulations 2002.

Auditors (resolutions 8 and 9)
Resolutions will be proposed to reappoint PwC as auditors until the conclusion of the AGM in 2009 and to authorise the directors to determine the remuneration of the auditors.

Renewal of the directors' authority to allot shares (resolution 10)
Shareholders will be asked, pursuant to the provisions of section 80 of the Companies Act 1985 (the Act), to update for another year the authority for the allotment of shares which was conferred on the board of directors at the last AGM held on 27 April 2007. This resolution is conditional on resolution 11 being passed.

If both resolutions are passed, the new authority would permit the allotment of up to approximately 269 million ordinary shares (representing approximately 33% of Pearson's issued ordinary share capital at 29 February 2008) over and above those committed to the various share option and employee share plans. The directors have no current intention to exercise this authority.

Proposed increase in authorised share capital (resolution 11)
Shareholders will be asked to approve an increase in the authorised ordinary share capital of the company to ensure that a reasonable amount of unissued equity is available to take advantage of opportunities for expansion which may arise in the future. If this resolution is passed, there will be approximately 389 million ordinary shares unissued, including approximately 107 million ordinary shares (representing approximately 9% of the enlarged authorised ordinary share capital) reserved for the various share option and employee share plans. The increase represents approximately 0.5% of the current authorised share capital.

Waiver of pre-emption rights (resolution 12)
A resolution will also be proposed to waive (under the provisions of section 95 of the Act) the statutory pre-emption provisions applicable to the allotment of equity securities for cash contained in section 89 of the Act. Accordingly, resolution 12 proposes a one year authority to issue ordinary shares for cash consideration either by way of a rights or other pre-emptive issue or to persons other than existing shareholders, in the latter case limited to a total of approximately 40 million ordinary shares, representing approximately 5% of Pearson's issued ordinary share capital at 29 February 2008. This resolution is conditional on resolution 10 being passed.

Authority to purchase own shares (resolution 13)
Shareholders will be asked to renew for a further year the authority given to the directors at the AGM held on 27 April 2007 to authorise the market purchase by Pearson of a proportion of its issued ordinary share capital, subject to the limits referred to below.

Last year's authority has not been exercised, but the directors consider it prudent to be able to act at short notice if circumstances warrant. In considering the purchase of ordinary shares, the directors will follow the procedures laid down in the Act and will take into account cash resources, capital requirements and the effect of any purchase on gearing levels and on earnings per equity share. They will only consider exercising the authority when satisfied that it is in the best interests of the company to do so, having first considered the other investment opportunities open to the company.

A purchase by the company of its own shares pursuant to this authority will be paid for out of distributable profits. Any shares which are repurchased will be dealt with in accordance with section 162A of the Act. The company is entitled to hold the shares as treasury shares, sell them for cash, cancel them or transfer them pursuant to an employee share plan.

The authority, which will expire no later than 24 July 2009, will be limited to the purchase of 80 million ordinary shares, representing approximately 10% of Pearson's issued ordinary share capital at 29 February 2008. The maximum price (excluding expenses) to be paid per ordinary share on any occasion will be restricted to the higher of (i) 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current bid for an ordinary share as derived from the London Stock Exchange Trading System, and the minimum price will be 25p per ordinary share.

Shareholders should understand that the maximum number of shares and the price range are stated merely for the purposes of compliance with statutory and Financial Services Authority (FSA) requirements in seeking this authority and should not be taken as any representation of the terms upon which the company intends to make such purchases. The directors have no current intention to exercise this authority.

The total number of options to subscribe for ordinary shares which were outstanding at 29 February 2008, the latest practicable date prior to the publication of this document, was 17 million, which represents 2.10% of the issued share capital of the company at that date and would represent 2.33% of the company's issued share capital, if the maximum number of 80 million shares were to be purchased by the company.

Adoption of new Articles (resolution 14)
Shareholders will be asked to adopt new Articles for the company in order to amend the company's current Articles to take account of changes contained in the Companies Act 2006.

The UK Government recently announced that the implementation of certain provisions of the Companies Act 2006 will be delayed until 1 October 2009. The proposed amendments to the Articles address the changes arising from (i) those provisions of the Companies Act 2006 in force at the date of the AGM; and (ii) those provisions relating to directors' conflicts of interests which will come into force on 1 October 2008.

The material differences between the current Articles and the proposed Articles are set out below. A copy of the current Articles and the proposed Articles (showing the proposed amendments) will be available for inspection during normal business hours from the date of dispatch of this Notice until the date of the AGM at the registered office of the company, and will be available prior to and during the AGM. They will also be available on our website.

Articles which duplicate statutory provisions Certain provisions in the proposed Articles reflect amendments to bring them into line with the Companies Act 2006. Examples of these provisions are those relating to electronic and website communications, the form of resolutions, and the notice periods required to convene general meetings, further details of which are set out below.

Electronic and website communications Certain provisions of the Companies Act 2006 enable companies to communicate with shareholders in electronic form and/or via the company's website. The proposed Articles reflect these changes. Before the company can communicate with a shareholder by means of website communication, the relevant shareholder must be asked individually by the company to agree that the company may send or supply documents or information to him/her by means of a website, and the company must have either received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The company will notify the shareholder (either in writing or by other permitted means) when a relevant document or information is placed on the website and a shareholder can always request a hard copy version of the relevant document or information.

Form of resolution The current Articles contain certain references to extraordinary resolutions. The relevant provisions are being amended as the concept of an extraordinary resolution has not been retained by the Companies Act 2006.

General meetings and notice periods The current Articles contain certain references to extraordinary general meetings. The relevant provisions are being amended as the term 'extraordinary general meeting' has not been retained by the Companies Act 2006.

The revised statutory notice periods for general meetings are 21 days for an annual general meeting and 14 days for any other general meeting, even in circumstances where a special resolution is being proposed.

Votes of members Under the Companies Act 2006, proxies are entitled to vote on a show of hands and to speak at general meetings, whereas under the current Articles, they are only entitled to vote on a poll. Furthermore, multiple proxies may now be appointed by one shareholder, and multiple corporate representatives may also be appointed. The proposed Articles reflect all of these new provisions.

To Shareholders *continued*

The company is aware of concerns that have been expressed about multiple corporate representatives being appointed by the same shareholder and in particular, under the Companies Act 2006, if such corporate representatives purport to exercise their votes in different ways, those votes are treated as not having been exercised. The company intends to take account of best practice to ensure, as far as possible, that the votes of multiple corporate representatives are counted.

Non-executive directors' fees There are currently five non-executive directors of the company, in addition to the chairman. In view of the increasing time commitment involved, and in line with market trends, the board believes it is appropriate to recommend an increase in the overall limit of fees payable to non-executive directors to £750,000 per annum in order to provide flexibility for the future. Non-executive directors' fees will continue to be reviewed regularly..

Directors' conflicts of interests The Companies Act 2006 sets out directors' general duties. The provisions largely codify the old law but with some changes. Under the Companies Act 2006, a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or may conflict, with a company's interests. The requirement is very broad and could apply for example, if a director becomes a director of another company. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts where the Articles contain a provision to this effect. The Companies Act 2006 also allows the Articles to contain other provisions for dealing with directors' conflicts to avoid a breach of duty. The amended Articles give directors authority to approve such situations and include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position. The new provisions in the proposed Articles that cover directors' conflicts have been drafted so that they only become effective on 1 October 2008, when the relevant provisions of the Companies Act 2006 come into force.

Directors' indemnities The Companies Act 2006 has in some areas widened the scope of the powers of a company to indemnify directors and to fund expenditure incurred in connection with certain actions against directors. The proposed Articles reflect this.

Miscellaneous Certain further miscellaneous provisions in the current Articles which replicate provisions contained in the Companies Act 2006 will also be amended to bring them into line.

Renewal of the Pearson Annual Bonus Share Matching Plan (resolution 15)
The Pearson Annual Bonus Share Matching Plan (the Plan) was approved by shareholders in 1998.

As always, our overriding objective is to be able to continue to recruit and retain the ablest executives and managers worldwide and to ensure that their remuneration is both linked to performance and is competitive in the markets in which we operate.

Share ownership is encouraged throughout the company and our various equity-based reward programmes align the interests of employees with those of shareholders by linking rewards to Pearson's financial performance. We want to continue to encourage executives and managers in particular to build up their shareholding in the company and this Plan helps meet that objective in a very direct way.

The personnel committee of the Pearson board (the Committee) has reviewed the operation of the Plan since its introduction. Taking into account how plans of this type have evolved, we are seeking to renew the Plan for a further ten-year term on broadly similar terms. But we are proposing certain changes that we think are consistent with market practice, will simplify the Plan, enhance take-up particularly in our key market, avoid compliance difficulties in the US, and benefit the Plan's administration.

A summary of the Plan and its intended operation is set out in the Appendix.

We have consulted with major shareholders and their representatives on the renewal of the Plan and its operation in 2008. The proposals set out in the Appendix, including amendments to the current Plan, reflect the constructive and supportive comments received as part of this consultation. The Committee will continue to ensure that full and transparent information is provided to shareholders each year on the manner in which the Plan has been operated.

Annual General Meeting
The resolutions referred to in this letter are included in the Notice of AGM set out on pages 5 and 6 of this document. The AGM is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2008. If you are unable to attend the meeting, please complete and return the enclosed form of proxy in the prepaid envelope provided so as to reach the company's registrars, Equiniti, not less than 48 hours before the time of the meeting. Alternatively, you may register your vote online by visiting the website of our registrars at www.sharevote.co.uk or, if you already have a portfolio registered with them, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the AGM and voting in person should you so wish. If you are unable to attend the AGM in person but would like to ask a question, please e-mail glenmoreno-agm@pearson.com.

Recommendation
In the opinion of the directors, the passing of resolutions 1 to 15 is in the best interests of the company and its shareholders as a whole. Your directors unanimously recommend you to vote in favour of resolutions 1 to 15 as they intend to do in respect of their beneficial holdings.

Yours sincerely

Glen Moreno, *Chairman*

Directors
G R Moreno (chairman)
M M Scardino (chief executive)
D C M Bell (director for people)
R A Fairhead (chairman and chief executive of The Financial Times Group)
R A D Freestone (chief financial officer)
J C Makinson (chairman and chief executive of The Penguin Group)
T D G Arculus
T Burns
P J Cescau
S H Fuhrman
K J Hydon

Notice is hereby given that the Annual General Meeting (AGM or the meeting) of Pearson plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 25 April 2008 for the following purposes:

Ordinary business

1. To receive and consider the accounts of the company and reports of the directors of the company (directors) and auditors of the company (auditors) for the year ended 31 December 2007;
2. To declare a final dividend on the ordinary shares, as recommended by the directors;
3. To re-elect Terry Burns as a director;
4. To re-elect Ken Hydon as a director;
5. To re-elect Glen Moreno as a director;
6. To re-elect Marjorie Scardino as a director;
7. To receive and approve the report on directors' remuneration;
8. To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year;
9. To authorise the directors to determine the remuneration of the auditors; and
10. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, subject to the passing of resolution 11 as set out in the Notice of AGM dated 20 March 2008, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £67,360,000, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

Special business

11. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the authorised ordinary share capital of the company of £298,500,000 be and is hereby increased by £1,000,000 to £299,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

12. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, subject to the passing of resolution 10, the board of directors of the company (the board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 10 in the Notice of AGM dated 20 March 2008 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited: (i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,080,000; and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

13. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that: (i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000; (ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses; (iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System; (iv) the authority hereby conferred shall expire at the end of the next AGM; and (v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

14. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, the company adopt the new articles of association in the form produced to the meeting and initialled by the chairman for identification purposes.

15. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the Annual Bonus Share Matching Plan (the Plan), the principal terms of which are summarised in the Appendix to the circular to shareholders dated 20 March 2008, be and is hereby approved and adopted, and the directors be and are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect.

By order of the board

Philip Hoffman, *Secretary*
20 March 2008

Notes

1. Ordinary shareholders and/or nominee shareholders only are entitled to attend and vote at this AGM. Any such shareholder or nominee shareholder may appoint one or more persons (whether members of the company or not) to act as his/her proxy or proxies to attend, speak and vote instead of him/her. The form of proxy for use at the meeting must be deposited, together with any power of attorney or authority under which it is signed, at Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6TH, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. An appropriate form of proxy is enclosed. Alternatively, you may register your vote online by visiting www.sharevote.co.uk or, if you already have a portfolio registered with Equiniti, by logging onto www.shareview.co.uk. In order to register your vote online you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy.

   If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish.

2. In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the chairman and the chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives – www.icsa.org.uk – for further details of this procedure. The guidance includes a sample form of representation letter if the chairman is being appointed as described in (i) above.

3. Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a Nominated Person) may have a right, under an agreement between him/her and the shareholder by whom he/she was nominated, to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

   The statement of the rights of shareholders in relation to the appointment of proxies in paragraph 1 above does not apply to Nominated Persons. The rights described in that paragraph can only be exercised by shareholders of the company.

4. As at 29 February 2008 (being the latest practicable date prior to the publication of this Notice) the company's issued share capital consists of 808,334,316 ordinary shares, carrying one vote each. Therefore, the total voting rights in the company as at 29 February 2008 are 808,334,316.

5. The following documents are available for inspection at the company's registered office during normal business hours on any business day and also during the AGM and for 15 minutes beforehand:

   – copies of the directors' service contracts with, or letters of appointment by, the company;

   – the company's Articles;

   – the proposed new Articles; and

   – the rules of the Pearson Annual Bonus Share Matching Plan.

   The register of directors' interests will also be available for inspection from the commencement of the AGM until its conclusion.

6. The company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company at 6 pm on Wednesday, 23 April 2008 shall be entitled to attend and vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members of the company after 6 pm on Wednesday, 23 April 2008 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Appendix
Renewal of the Pearson Annual Bonus Share Matching Plan (the Plan)

Overview

The personnel committee of the Pearson board (the Committee) will supervise the Plan and will have responsibility for agreeing all awards under the Plan. It will also have responsibility for setting the policy for the operation of the Plan.

The Plan is intended to facilitate the retention of executives and managers of the Group and to align the interests of such employees with those of shareholders generally. It enables participants to invest an amount equal to 50% of their annual bonus (on an after-tax basis) in the acquisition of existing Pearson shares bought in the market which must be retained for a period of three years under the terms of the Plan.

Provided the participant has remained an employee of the Group and retained the invested shares for the three-year period and a performance condition has been satisfied, the invested shares will be released to the participant together with a number of additional matching and 'dividend' shares.

Matching shares and performance condition

If the participant's invested shares are held, they will be matched subject to earnings per share growth over the three-year performance period on a gross basis up to a maximum of one matching share for every one held i.e. the number of matching shares will be equal to the number of shares that could have been acquired with the amount of the pre-tax annual bonus taken in invested shares.

One matching share for every two invested shares held i.e. 50% of the maximum matching award, will be released if the company's adjusted earnings per share increase in real terms by 3% per annum compound over the three-year performance period. One matching share for every one invested share held i.e. 100% of the maximum matching award, will be released if the company's adjusted earnings per share increase in real terms by 5% per annum compound over the same period.

For real growth in adjusted earnings per share of between 3% and 5% per annum compound, the rate at which the participant's invested shares will be matched will be calculated according to a straight-line sliding scale.

Real earnings per share growth per annum	Proportion of maximum matching award released
Less than 3%	0%
3%	50%
Between 3% and 5%	Sliding scale between 50% and 100%
5% or more	100%

Earnings per share growth is calculated using the point-to-point method. This method compares the adjusted earnings per share in the company's accounts for the financial year ended prior to the grant date with the adjusted earnings per share for the financial year ending three years later and calculates the implicit compound annual growth rate over the period.

Real growth is calculated by reference to the UK Government's Retail Prices Index (All Items).

Where matching shares vest in accordance with the Plan, a participant will also receive 'dividend' shares representing the gross value of dividends that would have been paid on the matching shares during the holding period and reinvested.

Both the matching and dividend shares will be subject to tax on receipt.

Retention period and grant date

The participant's invested shares will be retained for a period of three years from the date that the shares are acquired.

The matching award will be granted on the date that the participant's invested shares are acquired and will be released to the extent that the performance condition has been met, together with any 'dividend' shares, on the third anniversary of the date of grant.

Appendix
Renewal of the Pearson Annual Bonus Share Matching Plan (the Plan) *continued*

Cessation of employment
If a participant leaves Pearson before the end of the retention period by reason of death, injury, disability, ill-health or redundancy (as determined by the Committee), his or her employing company or business ceasing to be part of the Group, or any reason which the Committee so decides in its absolute discretion, the participant's invested shares and the related matching award shall continue to be subject to the provisions of the Plan (as though the participant had remained in employment) until the end of the retention period.

In these circumstances, the matching shares would normally remain subject to the satisfaction of the performance condition and the number of these shares that vest would normally be reduced pro rata for service from the start of the performance period to the participant's cessation of employment.

If the Committee determines, in its absolute discretion, that exceptional circumstances apply, then it may exercise its discretion to release such number of matching shares as it considers appropriate prior to the end of the retention period. The Committee may also, in its absolute discretion, disapply or alter the amount of pro rating for service to release a greater number of matching shares if it considers that the participant's contribution to the business of the Group would not otherwise be fully recognised.

Change of control of the company
In the case of a change of control of Pearson, participants' matching shares will normally be treated in line with the normal provisions for other 'good leavers' i.e. subject to the performance condition and pro rated for service.

The Committee may, in its absolute discretion, modify the number of matching shares if it considers that the performance condition would have been met to a greater or lesser extent at the end of the performance period. The Committee may also, in its absolute discretion, in appropriate circumstances (but not so as to result in an unjustifiably large vesting level) disapply or alter the amount of pro rating for service to release a greater number of shares if it considers that the contribution of the participant to the creation of shareholder value during the performance period would not otherwise be properly recognised.

Rights of participants during the retention period
During the retention period, participants will be the beneficial owners of their invested shares and will enjoy all the benefits that other shareholders enjoy, including the receipt of dividends.

Source of Shares
Matching and 'dividend' share awards under the Plan may be satisfied using existing shares bought in the market, treasury shares or newly-issued shares. The company would normally expect to use existing shares to satisfy awards under the Plan.

Where existing shares are used, these will be purchased by an employee trust established by the company. The trust will not in any event hold more than 5% of the company's issued share capital. Group companies will provide funds, by way of loan or gift, to the trust to enable it to purchase shares.

All shares allotted under the Plan will carry the same rights as all other issued ordinary shares in the company.

To the extent that newly-issued shares are used, the company will ensure that the number of shares which may be issued under the Plan, when aggregated with the number of shares which may be issued under all of Pearson's share plans pursuant to grants made under such plans in any rolling ten-year period, will not be more than 10% of Pearson's issued share capital. The company will also ensure that the number of shares which may be issued under the Plan, when aggregated with the number of shares which may be issued under Pearson's executive or discretionary plans pursuant to grants made under such plans in any rolling ten-year period, will not be more than 5% of Pearson's issued share capital.

The Committee may use treasury shares and transfers of such treasury shares will count towards these percentage limits.

General provisions
Awards may be made at any time, but not during a close period of the company. For 2008, the company will operate the Plan in respect of annual bonuses for 2007 following its renewal by shareholders at the AGM. Thereafter, the company would normally operate the Plan after the announcement of the company's results each year.

No consideration is payable by participants for the grant of awards.

Awards may not be assigned or transferred, except on a participant's death, when they may be assigned to the participant's personal representatives. Benefits under the Plan are not pensionable.

If there is a variation in the share capital of the company (including a demerger or payment of a super dividend) the terms of awards may be adjusted to reflect that variation.

The directors will have authority to amend the rules of the Plan, provided that no amendment to the advantage of participants or eligible employees may be made to provisions relating to eligibility requirements, equity dilution, share utilisation and individual participation limits and the adjustments that may be made in the event of a variation in the company's share capital without the prior approval of shareholders in general meeting. However, shareholder approval will not be required if the amendment is minor and made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

No awards may be granted after ten years from the date of the renewal of the Plan by shareholders.

END

PEARSON